    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 1997


                                                      REGISTRATION NO. 333-19233

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                           DELTA BEVERAGE GROUP, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          2086                  75-2048317
 (State or other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                               2221 DEMOCRAT ROAD
                            MEMPHIS, TENNESSEE 38132
                                 (901) 344-7100

 (Address and telephone number, including area code, of registrant's principal executive offices)

                                ROBERT C. POHLAD
                            CHIEF EXECUTIVE OFFICER
                               2221 DEMOCRAT ROAD
                            MEMPHIS, TENNESSEE 38132
                                 (901) 344-7100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                             BRIAN D. WENGER, ESQ.
                            BRETT D. ANDERSON, ESQ.
                               BRIGGS AND MORGAN
                            PROFESSIONAL ASSOCIATION
                                2400 IDS CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 334-8400
                            ------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFER TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------




    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. UNDER NO CIRCUMSTANCES SHALL THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH OR TO ANY PERSON TO WHOM SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 7, 1997

PROSPECTUS
                                  $120,000,000
                           DELTA BEVERAGE GROUP, INC.

                          9 3/4% SENIOR NOTES DUE 2003

           OFFER TO EXCHANGE $1,000 IN PRINCIPAL AMOUNT OF 9 3/4% SENIOR NOTES DUE 2003 FOR EACH $1,000 IN PRINCIPAL AMOUNT OF OUTSTANDING 9 3/4% SENIOR NOTES DUE 2003 THAT WERE ISSUED AND SOLD IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT").

    Delta Beverage Group, Inc., a Delaware corporation (the "Company"), hereby offers to exchange (the "Exchange Offer") $120 million in aggregate principal amount of its 9 3/4% Senior Notes Due 2003 (the "Exchange Notes") for $120 million in aggregate principal amount of its outstanding 9 3/4% Senior Notes Due 2003 that were issued and sold in a transaction exempt from registration under the Securities Act (the "Senior Notes" and, together with the Exchange Notes, the "Notes").

    The terms of the Exchange Notes are the same in all respects (including principal amount, interest rate, maturity and ranking) as the terms of the Senior Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Senior Notes and will not be entitled to registration rights. The Exchange Notes will be issued under the Indenture (as defined herein) governing the Senior Notes. The Exchange Notes will be, and the Senior Notes are, unsecured obligations of the Company and will rank PARI PASSU in right of payment with all existing and future unsecured Senior Indebtedness (as defined herein) and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. At September 30, 1996, on a pro forma basis after giving effect to the Financing Transactions (as defined herein), including application of the net proceeds therefrom, the Company would have had approximately $125.4 million of outstanding Senior Indebtedness. For a complete description of the terms of the Exchange Notes, including provisions relating to the ability of the Company to create indebtedness that is PARI PASSU with the Exchange Notes, see "Description of the Notes." There will be no cash proceeds to the Company from the Exchange Offer.

    The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Senior Notes accrued after the issuance of the Exchange Notes.


    The Senior Notes were originally issued and sold on December 17, 1996 in a transaction not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A of the Securities Act (the "Offering"). Accordingly, the Senior Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon its view of interpretations provided to third parties by the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the Company believes that the Exchange Notes to be issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Holders of Exchange Notes who are participating in a distribution must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions. The Company has not sought, and does not intend to seek, its own interpretation from the Staff on these issues. There can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer.


    Each broker-dealer who receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal, filed as an exhibit to the Registration Statement of which this Prospectus is a part (the "Letter of Transmittal"), states that by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Senior Notes where such Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date (as defined herein) and ending on the close of business 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Notes constitute new issues of securities with no established public trading market. Any Senior Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Senior Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Senior Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Senior Notes except under certain limited circumstances. No assurance can be given as to the liquidity of the trading market for either the Senior Notes or the Exchange Notes.


    Upon the occurance of a Change of Control (as defined herein), each holder of Exchange Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Exchange Notes and interest thereon, if any, to the date of purchase. There can be no assurance that the Company will have, or will have access to, adequate funds to repurchase Exchange Notes upon a Change of Control. See "Description of Notes--Repurchase at the Option of Holders."


    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered or accepted for exchange. The Exchange
Offer will expire at 5:00 p.m., New York City time, on            , 1997, unless
extended (the "Expiration Date"). The date of acceptance for exchange of the Senior Notes (the "Exchange Date") will be the first business day following the Expiration Date, upon surrender of the Senior Notes. Senior Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise, such tenders are irrevocable.

    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY HOLDERS OF SENIOR NOTES PRIOR TO MAKING A DECISION WITH RESPECT TO THIS EXCHANGE OFFER.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
    THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                           --------------------------

               The date of this Prospectus is                  .

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

    NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED ("RSA"), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE NEW HAMPSHIRE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                            ------------------------

                          NOTICE TO FLORIDA RESIDENTS

    PURSUANT TO SECTION 517.061(11)(a)(5) OF THE FLORIDA SECURITIES ACT, YOU HAVE THE RIGHT TO RESCIND YOUR SUBSCRIPTION (UNLESS YOU ARE AN INSTITUTIONAL INVESTOR DESCRIBED IN SECTION 517.061(7) OF THE FLORIDA SECURITIES ACT) BY GIVING NOTICE OF SUCH RESCISSION BY TELEPHONE, TELEGRAPH OR LETTER, WITHIN THREE DAYS AFTER YOU FIRST TENDER CONSIDERATION TO THE INITIAL PURCHASER. IF NOTICE IS NOT RECEIVED BY SUCH TIME, THE FOREGOING RIGHT OF RESCISSION SHALL BE NULL AND VOID.

                            ------------------------

    INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

    Pepsi-Registered Trademark-, Caffeine Free Pepsi-Registered Trademark-, Diet Pepsi-Registered Trademark-, Caffeine Free Diet Pepsi-Registered Trademark-, Mountain Dew-Registered Trademark-, Diet Mountain Dew-Registered Trademark-, Slice-Registered Trademark-, Ocean Spray-Registered Trademark- and All Sport-Registered Trademark- are registered trademarks of PepsiCo (as defined herein). Seven-Up-Registered Trademark-, Diet 7Up-Registered Trademark- and Crush-Registered Trademark- are registered trademarks of Cadbury (as defined herein). Miller Beer-Registered Trademark-, Miller High
Life-Registered Trademark-, Magnum-Registered Trademark-, Milwaukee's Best-Registered Trademark-, Sharp's-Registered Trademark- and Icehouse-Registered Trademark- are registered trademarks of Miller (as defined herein). The Company also produces and/or distributes other products under additional trademarks and registered trademarks belonging to third parties.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Exchange Offer Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    Upon consummation of the Exchange Offer, the Company will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements, registration statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. Copies of such material can be obtained from the Company upon request.

    The Company is required by the terms of the Indenture dated as of December 17, 1996, by and between the Company and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), under which the Senior Notes were issued, and under which the Exchange Notes are to be issued (the "Indenture") to furnish the Trustee and the holders of the Notes, for so long as any Notes are outstanding, within 15 days after it is or would have been required to file such with the Commission (i) all quarterly and annual financial information that is or would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company is or were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that are or would be required to be filed with the Commission on Form 8-K if the Company is or were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company shall file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and promptly upon written request, supply copies of such documents to securities analysts and prospective investors. In addition, for so long as any Notes are outstanding, the Company shall furnish to the Trustee, the holders, securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. MARKET DATA USED THROUGHOUT THIS PROSPECTUS WERE OBTAINED OR EXTRAPOLATED FROM INDUSTRY PUBLICATIONS WHICH THE COMPANY BELIEVES TO BE RELIABLE, BUT THE ACCURACY THEREOF IS NOT GUARANTEED. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" REFERS TO DELTA BEVERAGE GROUP, INC., A DELAWARE CORPORATION, AND THE PEPSI-COLA/SEVEN-UP BEVERAGE GROUP OF LOUISIANA, A LOUISIANA GENERAL PARTNERSHIP IN WHICH THE COMPANY OWNS A 62% INTEREST, TOGETHER WITH ANY PREDECESSORS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "PEPSICO" REFERS TO PEPSICO, INC., A NORTH CAROLINA CORPORATION, AND PEPSI-COLA COMPANY, A DELAWARE CORPORATION AND WHOLLY OWNED SUBSIDIARY OF PEPSICO, INC. PEPSICO MAKES NO REPRESENTATION WITH RESPECT TO AND IS NOT RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company is one of the largest soft drink manufacturers and distributors in the U.S., selling over 44.7 million equivalent eight-ounce cases of PepsiCo products and 23.0 million equivalent eight-ounce cases of other soft drinks in 1995. The Company is the fifth largest independent PepsiCo bottler in the U.S. PepsiCo is the second leading soft drink franchisor in the U.S., capturing approximately 30.6% of all soft drink sales in 1995. In 1995, net sales for the Company totaled $284.7 million and EBITDA (as defined herein) was $20.7 million. For the nine-month period ended September 30, 1996 compared to the same nine-month period in 1995, net sales increased 9.7% to $239.9 million from $218.7 million and EBITDA increased 19.7% to $21.9 million from $18.3 million.

    The Company's exclusive franchise territories cover portions of Arkansas, Louisiana, Mississippi, Tennessee and Texas and include the cities of New Orleans, Memphis, Little Rock, Shreveport, Baton Rouge and Tupelo. In the aggregate, there are approximately seven million people in the Company's territories. The Company has the exclusive right within its territories to manufacture and/or distribute the following families of products: PEPSI-COLA
(cola), MOUNTAIN DEW (heavy citrus), SEVEN-UP (lemon-lime), SLICE (orange), OCEAN SPRAY (juices), LIPTON (iced teas), SQUIRT (heavy citrus), COUNTRY TIME (lemonade), CANADA DRY (ginger ale), CRUSH (fruit), HAWAIIAN PUNCH (fruit), MUG (root beer), ALL SPORT (sport drink), YOO-HOO (chocolate), CRYSTAL LIGHT (diet) and various other product offerings. In addition, the Company is the largest distributor of Miller Brewing Company ("Miller") products in the state of Louisiana and has the exclusive right to distribute Miller and Heineken USA, Inc. ("Heineken") products in greater New Orleans, Louisiana.

    The Company believes its success as an independent bottler is due primarily to its ability to produce efficiently and to market and distribute effectively its national brands. The Company's products include highly recognizable trademarks, most of which are supported by considerable national advertising expenditures made by the franchisors. In 1995, for example, PepsiCo spent approximately $152.9 million to advertise PepsiCo products. Furthermore, all of the Company's territories are located in the southern region of the U.S. that historically has posted above average per capita consumption of soft drinks.

    The Company operates two soft drink production facilities, one in Collierville, Tennessee and the other in Reserve, Louisiana, with a total annual production capacity of 65.9 million cases. The Company distributes approximately 85.0% of its soft drink products to retail outlets through its computerized direct store delivery ("DSD") system. The Company's DSD system utilizes hand-held computer technology to receive orders from and process deliveries to the Company's customers. Through its DSD system and its 24 warehouse distribution facilities strategically located throughout its territories, the Company services and distributes products to over 30,000 retail outlets in five states. Retail customers in the Company's territories include The Kroger Company, Wal-Mart Stores, Inc., Winn-Dixie Stores, Inc. and Circle K Convenience Stores, Inc. The Company tracks its product sales daily and uses this information to plan its production, which is subject to seasonal swings in demand, and to interpret and react to changes in consumer buying patterns. This allows the Company to provide efficient and effective service to its retail customers.

    Since it was acquired by its current owners in 1988, the Company has broadened its product offerings through the establishment of the Joint Venture (as defined herein) as well as the acquisition of additional franchises, improved its production facilities and implemented efficient delivery systems. Moreover, the Company has better managed product discounting and driven sales mix toward higher margin products. As a result of these initiatives, for the period from 1990 to 1995, the Company's case volume and operating profit grew at compound annual rates of 6.5% and 28.4%, respectively. These improvements continued for the nine-month period ended September 30, 1996, with the Company's case volume and operating profit growing at a rate of 5.3% and 30.9%, respectively, over the same period in 1995.

STRATEGIC OBJECTIVES

    The Company's business strategy is to continue to manufacture, distribute and market a broad array of national brands in all beverage categories. Specifically, the Company's long-term strategic objectives are to (i) increase growth in volume and market share in its existing territories through coordinating its franchisors' national advertising and marketing campaigns with the Company's regional and local marketing efforts, (ii) improve operating margins by shifting package mix to higher margin packages and controlling the level of retail discounts, (iii) pursue acquisitions that leverage the Company's existing structure and managerial expertise, (iv) strengthen the Company's corporate culture to better leverage human resources and (v) maximize operating efficiencies by utilizing emerging technologies to improve customer service and communications and increase the efficiency of logistics and distribution operations.

INDUSTRY OVERVIEW

SOFT DRINKS

    The U.S. soft drink industry is the world's largest with respect to volume consumed and the most diversified with respect to product offerings. Soft drinks represent the most widely consumed beverage in the U.S., exceeding the aggregate consumption of tap water, coffee and beer. From 1990 to 1995, consumption of soft drinks increased 14.6%, with 3.6% of that growth occurring in 1995. Per capita consumption of soft drinks has increased approximately 3.0% per year over the last 15 years; however, since 1990, per capita growth has slowed to approximately 1.7% per year, increasing from 48.0 gallons in 1990 to 52.2 gallons in 1995. Over that same period, however, per capita consumption of other beverages such as coffee, tea and milk has declined. Only the consumption of bottled water has increased more rapidly than the consumption of soft drinks. The Company believes that factors contributing to increased consumption of soft drinks include (i) heavy promotional and advertising activity by the soft drink industry to broaden the appeal and consumer acceptance of soft drinks, (ii) peaking consumption by the baby boomer age group, (iii) consumers' concerns regarding the quality of tap water and (iv) societal and governmental pressures to reduce the consumption of alcoholic beverages.

    The Coca-Cola Company ("Coca-Cola"), PepsiCo and Cadbury Schweppes (including Dr. Pepper ("Cadbury")) sold in the aggregate approximately 89.7% of all the soft drinks in the U.S. in 1995. Cola flavored soft drinks dominate the soft drink industry, accounting for 63.1% of total U.S. soft drink consumption in 1995. In 1995, Coca-Cola, PepsiCo and Cadbury captured 43.0%, 30.6% and 16.1%, respectively, of the total U.S. soft drink market. Since 1989, PepsiCo's market share has remained relatively constant at 31.0% of total U.S. volume, while Coca-Cola and Cadbury have each increased their share by approximately 2.0%. In 1995, PepsiCo, Inc.'s soft drink business generated 66.1% of its sales and 87.5% of its operating profit from domestic markets, such as the markets served by the Company.

    The number of bottlers in the U.S. has declined from approximately 700 in 1990 to approximately 500 in 1995, a reduction of approximately 28.6%. Slowing volume growth has resulted in bottlers reducing their cost structures by becoming more automated and increasing their economies of scale through geographic and market expansion. The Company believes that the increased costs associated with effectively serving the soft drink market will lead to continued consolidation, as smaller less efficient bottlers find themselves at a competitive disadvantage.

BEER

    Consumption of beer has remained relatively constant over the past decade. The Company believes that this has resulted from increased pressures by society and the government to reduce the consumption of alcoholic beverages, decreased consumption by the baby boomer age group and increased federal excise taxes on the sale of beer. In 1995, domestic beer production totaled 189.4 million barrels. The beer industry is dominated by national brands and has also undergone significant consolidation recently. The products of three brewers, Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), Miller and Adolph Coors Company, accounted for 79.3% of total U.S. beer sales in 1995. Recently the industry has experienced a slight shift in consumer preference from national brands to craftbrewed beer. In 1995, each of the three largest brewers experienced decreases in volume of less than 1.0%.

FINANCING TRANSACTIONS

    The Company used approximately $111.3 million of the proceeds from the Offering to retire certain existing indebtedness of the Company and $4.7 million for working capital purposes. In connection with the Offering, the Company entered into a Credit Agreement (as defined herein) pursuant to which the Company has unused borrowing capacity of up to $30.0 million, including $10.0 million available for the issuance of letters of credit. The issuance of the Senior Notes, retirement of certain existing indebtedness of the Company and the consummation of the transaction contemplated in the Credit Agreement are hereinafter sometimes collectively referred to as the "Financing Transactions." The Company believes that the consummation of the Financing Transactions has provided it with (i) increased operating flexibility by extending the repayment of its debt obligations and (ii) additional cash flow for use in capital expenditures to implement the Company's strategic objectives.

    The principal executive offices of the Company are located at 2221 Democrat Road, Memphis, Tennessee 38132, telephone number (901) 344-7100. The Company was incorporated in the State of Delaware on January 29, 1985.

THE OFFERING

    The outstanding Senior Notes were sold by the Company to the Initial Purchaser (as defined herein) pursuant to a purchase agreement by and between the Company and the Initial Purchaser. The Initial Purchaser subsequently resold the Senior Notes in reliance on Rule 144A under the Securities Act. The Company and the Initial Purchaser also entered into the Registration Rights Agreement (as defined herein) pursuant to which the Company granted certain registration rights for the benefit of the holders of the Senior Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Senior Notes. See "--The Exchange Offer."

                               THE EXCHANGE OFFER

The Exchange Offer................  The Company is offering to exchange $1,000 in principal amount of Exchange Notes for each $1,000 in principal
                                    amount of Senior Notes. The terms of the Exchange Notes
                                    are identical in all respects (including principal
                                    amount, interest rate, maturity and ranking) to the
                                    terms of the Senior Notes for which they may be
                                    exchanged pursuant to the Exchange Offer, except that
                                    the Exchange Notes have been registered under the
                                    Securities Act and therefore will not be subject to
                                    certain restrictions on transfer except as provided
                                    herein and will not be entitled to registration rights.
                                    See "The Exchange Offer--Terms of the Exchange Offer"
                                    and "--Terms and Conditions of the Letter of Transmit-
                                    tal."

                                    Exchange Notes issued pursuant to the Exchange Offer in
                                    exchange for the Senior Notes may be offered for resale,
                                    resold and otherwise transferred by holders thereof
                                    (other than any holder which is (i) an Affiliate, (ii) a
                                    broker-dealer who acquired Senior Notes directly from
                                    the Company or (iii) broker-dealers who acquired Senior
                                    Notes as a result of market-making or other trading
                                    activities) without compliance with the registration and
                                    prospectus delivery provisions of the Securities Act
                                    provided that such Exchange Notes are acquired in the
                                    ordinary course of such holders' business and such
                                    holders are not engaged in, and do not intend to engage
                                    in, and have no arrangement or understanding with any
                                    person to participate in, a distribution of such
                                    Exchange Notes.

Expiration Date...................  The Exchange Offer will expire at 5:00 p.m., New York
                                    City time, on               , 1997 unless extended.

Exchange Date.....................  The first date of acceptance for exchange for the Senior
                                    Notes will be the first business day following the
                                    Expiration Date.

Conditions to the Exchange          The Exchange Offer is not conditioned upon any minimum
  Offer...........................  principal amount of Senior Notes being tendered for exchange. However, the Exchange Offer is conditioned
                                    upon the declaration by the Commission of the
                                    effectiveness of the Exchange Offer Registration
                                    Statement of which this Prospectus constitutes a part.
                                    See "The Exchange Offer--Conditions to the Exchange
                                    Offer."

Withdrawal Rights.................  Tenders may be withdrawn at any time prior to the
                                    Expiration Date. Any Senior Notes not accepted for any
                                    reason will be returned without expense to the tendering
                                    holders thereof as promptly as practicable after the
                                    expiration or termination of the Exchange Offer.

Procedures for Tendering Senior
  Notes...........................  See "The Exchange Offer--How to Tender."

Federal Income Tax Consequences...  The exchange of Senior Notes for Exchange Notes by holders will not be treated as an exchange or otherwise
                                    as a taxable event for federal income tax purposes.
                                    Accordingly, holders will not recognize any taxable gain
                                    or loss or any interest income as a result of such
                                    exchange.

Effect on Holders of Senior         As a result of the making of this Exchange Offer, and
  Notes...........................  upon acceptance for exchange of all validly tendered
                                    Senior Notes pursuant to the terms of this Exchange
                                    Offer, the Company will have fulfilled a covenant
                                    contained in the terms of the Senior Notes and the
                                    Registration Rights Agreement dated as of December 17,
                                    1996 (the "Registration Rights Agreement"), between the
                                    Company and NationsBanc Capital Markets, Inc., as
                                    initial purchaser (the "Initial Purchaser"), and,
                                    accordingly, the holders of the Senior Notes will have
                                    no further registration or other rights under the
                                    Registration Rights Agreement, except that under certain
                                    limited circumstances, the Company shall file with the
                                    Commission a shelf registration statement on an appro-
                                    priate form under Rule 415 under the Securities Act (the
                                    "Shelf Registration Statement"). Holders of Senior Notes
                                    who do not tender their Senior Notes in the Exchange
                                    Offer will continue to hold such Senior Notes and will
                                    be entitled to all the rights and limitations applicable
                                    thereto under the Indenture. All untendered, and
                                    tendered but unaccepted, Senior Notes will continue to
                                    be subject to the restrictions on transfers provided for
                                    in the Senior Notes and the Indenture. To the extent
                                    that Senior Notes are tendered and accepted in the
                                    Exchange Offer, the trading market, if any, for the
                                    Senior Notes could be adversely affected. See "Risk
                                    Factors--Consequences of Failure to Exchange."


                               TERMS OF THE NOTES

    The Exchange Offer applies to $120 million aggregate principal amount of the Senior Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Senior Notes except that the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and will not be entitled to registration rights. The Exchange Notes will evidence the same debt as the Senior Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

Notes Offered.....................  $120 million aggregate principal amount of the Company's
                                    9 3/4% Senior Notes Due 2003.

Maturity Date.....................  December 15, 2003.

Interest Payment Dates............  June 15 and December 15, commencing June 15, 1997.

Ranking...........................  The Senior Notes are, and the Exchange Notes will be, general senior unsecured obligations of the Company and
                                    will rank PARI PASSU in right of payment to all existing
                                    and future unsecured Senior Indebtedness of the Company
                                    and will be senior in right of payment to all existing
                                    and future subordinated indebtedness of the Company. At
                                    September 30, 1996, on a pro forma basis after giving
                                    effect to the Financing Transactions, the Company would
                                    have had approximately $125.4 million of outstanding
                                    Senior Indebtedness. In addition, the Company has unused
                                    borrowing capacity of up to $30.0 million under the
                                    Credit Agreement, secured by a first priority, perfected
                                    security interest in the Company's and any future
                                    guarantor's accounts receivable and inventory. As of
                                    September 30, 1996, the Company had approximately $0.5
                                    million of other secured indebtedness outstanding. The
                                    Exchange Notes will be effectively subordinated to the
                                    indebtedness incurred pursuant to the Credit Agreement
                                    and such other indebtedness to the extent of such
                                    security interests. The creditors of the Company
                                    (including the holders of the Exchange Notes) will
                                    effectively rank junior and subordinate to all creditors
                                    (including unsecured creditors) of the Company's
                                    subsidiaries (other than any subsidiary that guarantees
                                    the Exchange Notes (a "Guaranteeing Subsidiary")), with
                                    respect to the assets of such subsidiaries
                                    notwithstanding that the Exchange Notes will be senior
                                    obligations of the Company. At the date of this
                                    Prospectus, there are no Guaranteeing Subsidiaries with
                                    respect to the Exchange Notes. As of September 30, 1996,
                                    on a pro forma basis after giving effect to the
                                    Financing Transactions, the aggregate amount of
                                    indebtedness of the Company's subsidiaries to which the
                                    holders of the Exchange Notes would have been
                                    effectively subordinated would have been approximately
                                    $4.5 million. See "Description of the Notes--Ranking."

Optional Redemption...............  On or after December 15, 2000, the Company may redeem the Exchange Notes, in whole or in part, at the
                                    redemption prices set forth herein, plus accrued and
                                    unpaid interest, if any, to the date of redemption. See
                                    "Description of the Notes--Optional Redemption."

Mandatory Redemption..............  None, except at maturity on December 15, 2003.

Change of Control.................  Upon a Change of Control, the Company will be required to make an offer to repurchase all outstanding Exchange
                                    Notes at 101% of the principal amount thereof plus
                                    accrued and unpaid interest thereon to the date of
                                    repurchase. See "Description of the Notes--Repurchase at
                                    the Option of Holders." There can be no assurance that
                                    the Company will have, or will have access to, adequate
                                    funds to repurchase Exchange Notes upon a Change of
                                    Control. See "Risk Factors--Inability to Fund a Change
                                    of Control Offer."

Covenants.........................  The Indenture pursuant to which the Exchange Notes will be issued restricts, among other things, the Company's
                                    ability to incur additional indebtedness, pay dividends
                                    or make certain other restricted payments, incur liens
                                    to secure PARI PASSU or subordinated indebtedness, apply
                                    net proceeds from certain asset sales, merge or
                                    consolidate with any other person, sell, assign,
                                    transfer, lease, convey or otherwise dispose of substan-
                                    tially all of the assets of the Company, enter into
                                    certain transactions with affiliates or enter into sale
                                    and leaseback transactions. See "Description of the
                                    Notes--Certain Covenants."

                                  RISK FACTORS

    See "Risk Factors" beginning on page 10 for a discussion of certain matters that should be considered by holders of Senior Notes prior to making a decision with respect to this Exchange Offer.

                       SUMMARY HISTORICAL FINANCIAL DATA

    The following table presents summary historical financial data of the Company and consolidated Joint Venture (as defined herein) as of and for each of the five years ended December 31, 1991, 1992, 1993, 1994 and 1995 and each of the nine months ended September 30, 1995 and 1996. The information presented for each of the five years ended December 31 has been derived from the consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented for each of the nine months ended September 30 has been derived from the unaudited interim consolidated financial statements of the Company, and, in the opinion of management of the Company, reflects a fair presentation of the Company's financial information. The following information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                                                                   NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31                     SEPTEMBER 30
                                           -----------------------------------------------------  --------------------
                                             1991       1992       1993       1994       1995       1995       1996
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                     (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales..............................  $ 192,774  $ 199,182  $ 225,173  $ 245,472  $ 284,709  $ 218,654  $ 239,887
  Cost of sales..........................    130,284    132,025    147,573    162,667    198,777    150,965    164,415
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...........................     62,490     67,157     77,600     82,805     85,932     67,689     75,472
  Selling, general and administrative
    expenses.............................     51,264     54,060     60,164     62,710     71,802     53,846     58,101
  Amortization of franchise costs and
    other intangibles(1).................      6,189      6,156      4,246      3,631      3,576      2,671      2,743
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations.................      5,037      6,941     13,190     16,464     10,554     11,172     14,628
  Interest expense.......................     19,669     19,907     18,433     12,152     13,254      9,795     11,286
  Other expenses (income)(2).............        198      1,530         65        (45)        75       (136)       (46)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes......    (14,830)   (14,496)    (5,308)     4,357     (2,775)     1,513      3,388
  Income tax benefit (expense)(3)........     --         --            189     (3,262)    (1,641)    (1,670)    (2,262)
  Minority interest in Joint
    Venture(4)...........................     --            491        (11)    --            464        (17)      (200)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before non-recurring
    items................................    (14,830)   (14,005)    (5,130)     1,095     (3,952)      (174)       926
  Non-recurring items(5).................     --         --         15,409     --         --         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)......................  $ (14,830) $ (14,005) $  10,279  $   1,095  $  (3,952) $    (174) $     926
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital(6).....................  $  14,000  $  15,197  $  23,880  $  30,421  $  27,547  $  37,881  $  29,541
  Total assets...........................    201,366    208,050    231,717    244,705    248,437    252,409    244,707
  Long-term debt(7):
    Senior debt..........................    119,380    127,580    105,000    106,000    117,250    117,250    111,250
    Subordinated notes payable...........     40,249     46,357     30,000     31,650     35,227     33,391     37,165
    Other................................      5,278      7,264      6,839      6,579      5,673      5,745      5,418
  Stockholders' equity...................     17,737      3,683     65,504     66,660     62,718     66,493     63,650
OTHER DATA:
  EBITDA(8)..............................  $  17,944  $  18,564  $  23,610  $  25,594  $  20,730  $  18,312  $  21,856
  Depreciation and amortization..........     13,105     12,662     10,626      9,085      9,687      7,169      7,594
  Capital expenditures(9)................      4,287      5,742      6,116      7,104     11,028      8,842      6,922
  Ratio of earnings to fixed
    charges(10)..........................       0.26x      0.28x      0.72x      1.34x      0.80x      1.15x      1.27x

------------------------------

 (1) Amortization of franchise costs and other intangibles for the years ended December 31, 1991, 1992 and 1993 includes amortization of the costs of certain noncompete agreements entered into in 1988 upon the Company's acquisition.

 (2) In connection with the formation of the Joint Venture, certain severance expenses and other costs and losses of Poydras Street Investors LLC, a Louisiana limited liability company ("Poydras") and the Company's minority partner in the Joint Venture, were incurred after inception but before the businesses were operationally merged. The Company agreed to absorb these costs, which were recorded as an unusual item in the 1992 statement of operations.

 (3) The effective income tax rate is significantly impacted by the non-tax deductibility of amortization of franchise costs.

 (4) Represents minority interest in the net (income) loss of the Joint Venture which is consolidated with the Company.

 (5) Includes an extraordinary item, loss on extinguishment of debt of $1,015, net of income tax benefit of $600, and the cumulative effect of a change in the method of accounting for income taxes of $15,824, both recorded in 1993.

 (6) Working capital represents current assets (excluding cash and cash equivalents) less current liabilities (excluding current maturities of long-term debt and other long-term liabilities).

 (7) Includes current maturities of long-term debt.

 (8) EBITDA consists of net income (loss) before income taxes, interest, depreciation and amortization. EBITDA also excludes extraordinary items and accounting changes. EBITDA has also been adjusted for Poydras' interest in the Joint Venture. EBITDA is included herein to provide additional information about the Company's ability to service its debt. EBITDA should not be considered as an alternative measure of the Company's net income, operating income, cash flow from operating activities or liquidity.

 (9) Includes capital improvements in 1995 of approximately $1,500 related and subsequent to the acquisition of the beer distributorships to consolidate the beer operations with those of the Company.

(10) The ratio of earnings to fixed charges is calculated as follows: income
    (loss) before income taxes, minority interest, extraordinary items and accounting changes (less minority interest expense) plus fixed charges, divided by fixed charges. Fixed charges consist of (i) interest incurred,
    (ii) amortization of debt financing costs and (iii) a portion of rent expense on operating leases considered to represent interest cost (assumed to be one-third of rent expense). The Company's earnings were insufficient to cover fixed charges in 1991 ($14,830), 1992 ($14,496), 1993 ($5,319) and
    1995 ($2,775).

                                  RISK FACTORS

    HOLDERS OF SENIOR NOTES SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE DECIDING TO PARTICIPATE IN THE EXCHANGE OFFER.

CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE

    Holders of Senior Notes who do not exchange their Senior Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Senior Notes as set forth in the Senior Notes and the Indenture as a consequence of the issuance of the Senior Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Senior Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Except under certain limited circumstances, the Company does not intend to register Senior Notes not tendered in connection with the Exchange Offer under the Securities Act. In addition, any holder of Senior Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be adversely affected. See "The Exchange Offer."

SIGNIFICANT LEVERAGE AND DEBT SERVICE

    Consummation of the Financing Transactions has heightened the Company's highly leveraged status. At September 30, 1996, on a pro forma basis after giving effect to the Financing Transactions, including application of the net proceeds therefrom, the Company would have had total consolidated outstanding long term debt of approximately $162.6 million, of which approximately $125.4 million would have been Senior Indebtedness and approximately $37.2 million would have been subordinated debt. In addition, subject to the restrictions in the Credit Agreement and the Indenture, the Company may incur certain additional indebtedness from time to time, which may include additional Senior Notes to be issued by the Company in the future under the Indenture. See "Description of the Notes--Principal, Maturity and Interest" and "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." The Company has unused borrowing capacity of up to $30.0 million under the Credit Agreement, including $10.0 million available thereunder for the issuance of letters of credit.

    The level of the Company's indebtedness could have important consequences to holders of the Notes, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for other acquisitions, working capital or capital expenditures may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in its industry or economic conditions generally.

    The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of borrowings under the Credit Agreement or any successor credit facilities. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of the Indenture or the Credit Agreement. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to absorb adverse operating results, to fund capital expenditures or to make future acquisitions may be adversely affected. In addition, actions taken by the lending banks under the Credit Agreement are not subject to approval by the holders of the Notes. Moreover, the principal balance of the Company's 11% subordinated notes is due December 23, 2003 (the "Subordinated Notes"). Finally, it is anticipated that in order to pay the principal balance of the Notes due at maturity, the Company will be required to obtain alternative financing. There can be no assurance, however, that the Company will be able to refinance the Notes at maturity, and the inability to refinance the Notes would likely have a material adverse effect on the Company and on the market value and marketability of the Notes. See "Description of Certain Indebtedness--11% Subordinated Notes."


    Borrowings under the Credit Agreement will bear interest at floating rates. Increases in interest rates on such borrowings could adversely affect the financial condition or results of operations of the Company. Increases in interest rates could negatively impact the ability of the Company to meet its debt service obligations, including its obligations under the Notes and the Subordinated Notes.


UNSECURED STATUS OF THE NOTES

    The Notes are not secured by any of the assets of the Company or its subsidiaries. The Company has unused borrowing capacity of up to $30.0 million under the Credit Agreement, including $10.0 million available for the issuance of letters of credit. The indebtedness pursuant to the Credit Agreement is secured by a first priority, perfected security interest in the Company's and any future guarantor's accounts receivable and inventory. In addition, as of September 30, 1996, the Company had approximately $0.5 million of other secured indebtedness outstanding. Despite being senior indebtedness of the Company, ranking PARI PASSU with all other unsubordinated, unsecured indebtedness of the Company, the Notes are effectively subordinated to the indebtedness incurred pursuant to the Credit Agreement and such other indebtedness to the extent of such security interests. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company will be available to pay the Company's obligations under the Notes and its other unsecured debt only after all of the Company's obligations under the Credit Agreement and its other secured indebtedness have been paid in full. See "Description of the Notes--Ranking."

EFFECTIVE SUBORDINATION TO CREDITORS OF THE COMPANY'S NON-GUARANTOR SUBSIDIARIES

    The creditors of the Company (including the holders of the Notes) effectively rank, or will rank, junior to all creditors (including unsecured creditors) of the Company's subsidiaries (other than any subsidiary that guarantees the Notes (a "Guaranteeing Subsidiary")) with respect to the assets of such subsidiaries notwithstanding that the Senior Notes are, and the Exchange Notes will be, senior obligations of the Company. At the date of this Prospectus, there are no Guaranteeing Subsidiaries with respect to the Notes. Any right of the Company or a Guaranteeing Subsidiary to receive the assets of any of its respective subsidiaries which are not Guaranteeing Subsidiaries upon liquidation or reorganization of such subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company or such Guaranteeing Subsidiary is itself recognized as a creditor of such subsidiary, in which case the claims of the Company or such Guaranteeing Subsidiary would still be subordinated to any security interests in the assets of such subsidiary in favor of another creditor and subordinated to any indebtedness of such subsidiary senior to that held by the Company or such Guaranteeing Subsidiary. As of September 30, 1996, on a pro forma basis after giving effect to the Financing Transactions, the aggregate amount of indebtedness of the Company's subsidiaries to which the holders of the Exchange Notes would have been effectively subordinated would have been approximately $4.5 million.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

    The Indenture restricts, among other things, the ability of the Company to incur additional indebtedness, pay dividends, make certain other restricted payments, incur liens to secure PARI PASSU or subordinated indebtedness, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates or enter into sale and leaseback transactions. In addition, the Credit Agreement contains other and more restrictive covenants. As a result of these covenants, the ability of the Company to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the Company. See "Description of the Notes--Certain Covenants" and "--Repurchase at Option of Holders" and "Description of Certain Indebtedness--Credit Agreement."

    The Credit Agreement contains more extensive and restrictive covenants and restrictions than the Indenture and also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Credit Agreement. Upon the occurrence of an event of default under the Credit Agreement, the lenders thereunder could elect to declare all amounts outstanding under the Credit Agreement, including accrued interest or other obligations, to be immediately due and payable. If the Company were unable to repay those amounts, such lenders could proceed against the collateral granted to them to secure that indebtedness. If any indebtedness senior in right of payment to all existing and future subordinated indebtedness of the Company and PARI PASSU in right of payment to all existing and future unsubordinated indebtedness of the Company ("Senior Indebtedness") were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full the Senior Indebtedness and the other indebtedness of the Company, including the Notes. See "Description of Certain Indebtedness--Credit Agreement."

DEPENDENCE ON FRANCHISES AND DISTRIBUTOR AGREEMENTS

    The Company operates under franchise agreements with a number of soft drink concentrate and syrup producers. The franchise agreements contain comprehensive provisions regarding the manufacturing, bottling, canning, distribution and sale of the franchisors' products and impose substantial obligations on the Company. Violation of the provisions of any franchise agreement could result in the termination of such franchise, resulting in the Company's loss of the right to bottle and sell the products covered by such franchise. No assurance can be given that the Company will be able to maintain its existing franchises indefinitely. See "Business--Soft Drink Franchises."

    Beer distribution operations are conducted by the Company pursuant to distributor agreements which contain comprehensive provisions regarding the distribution and sale of beer and impose substantial obligations on the Company. Violation of the provisions of any distributor agreement could result in the termination of such agreement, resulting in the Company's loss of the right to distribute and sell the products covered by the distributor agreement. No assurance can be given that the Company will be able to maintain its existing distributorships indefinitely. See "Business--Beer Distributorships."

DEPENDENCE ON PEPSICO PRODUCTS

    For the nine-month period ended September 30, 1996, approximately 78.3% of the Company's soft drink sales were derived from the sale of PepsiCo products pursuant to franchise agreements with PepsiCo. If adverse events affect the popularity of PepsiCo products in the Company's territory, the Company's business would be adversely affected.

DEPENDENCE ON MANAGEMENT AGREEMENT

    The services of the Company's Chief Executive Officer, Robert C. Pohlad, and Chief Financial Officer, John F. Bierbaum, are provided pursuant to a Management Agreement between the Company and the Pohlad Companies (the "Management Agreement"). The Management Agreement may be terminated when the Pohlad Companies or its affiliates cease to hold any common stock in the Company or when the Pohlad Companies is no longer controlled by members of the Pohlad family. Termination of the Management Agreement and the loss of services provided by Mr. Pohlad and Mr. Bierbaum could have an adverse impact on the Company's operations. See "Management" and "Certain Relationships and Related Transactions--Management Agreement."

DEPENDENCE ON KEY PERSONNEL

    The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its senior management team, including Kenneth E. Keiser, the President and Chief Operating Officer of the Company. The Company has an employment agreement in effect with Mr. Keiser which is renewable annually each February 1, subject to the agreement of Mr. Keiser and the Company. The Company has no employment agreements in effect with any of its other executive officers. Failure of the Company to renew Mr. Keiser's employment agreement, to retain its other executive officers or to attract and retain additional qualified personnel could adversely affect the Company's operations. See "Executive Compensation--Employment Agreement" and "--Dependence on Management Agreement."

GOVERNMENT REGULATION

    The production, distribution and sale of many of the Company's products are subject to federal and state statutes regulating the franchising, production, sale, safety, advertising, labeling and ingredients of such products. The Company is subject to regulations governing the installation, maintenance and use of, and the clean-up of any releases from underground storage tanks and the generation, treatment, storage and disposal of hazardous materials. Of the states in which the Company conducts business, Arkansas, Tennessee and Louisiana all impose specific soft drink taxes. In addition, the alcoholic beverage industry is subject to extensive regulation by state and federal agencies of such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. The federal government requires warning labels on packaging of beer. New or revised taxes, increased licensing fees or additional regulatory requirements, environmental or otherwise, could have a material adverse effect on the Company's financial condition and its results of operations. See "Business-- Government Regulation" and "--Environmental."

COMPETITION

    The soft drink and beer businesses are highly competitive. The Company's products are sold in competition with all liquid refreshments. Sales of beverages occur in a variety of locations, including supermarkets, retail and convenience stores, restaurants and vending machines.

SOFT DRINKS


    Competitors in the soft drink industry include bottlers and distributors of nationally advertised and marketed products, such as Coca-Cola products, as well as chain store and private label soft drinks. The primary methods of competition include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising. The Company's primary competitor in its territory is Coca-Cola Enterprises ("CCE"). CCE enjoys substantial financial and other support from Coca-Cola, which has a substantial ownership interest in CCE, and has greater financial resources than the Company. Coca-Cola products currently outsell the Company's PepsiCo products by a ratio of approximately three to one in the

Company's territories. This ratio has remained relatively constant since 1990. See "Business--Strategic Objectives" and "--Competition."

BEER


    Competitors in the beer industry include distributors of nationally advertised and marketed products, such as Anheuser-Busch products, as well as regional and local products. Some of the Company's beer competitors have greater financial resources than the Company. The primary methods of competition include quality, taste and freshness of the products, price, packaging, brand recognition, retail space management and advertising.


    The Company's principal competitors are distributors of Anheuser-Busch products. In 1995, Anheuser-Busch products accounted for 46.1% of total U.S. beer sales, while sales of Miller products, the Company's primary brewer, accounted for 22.6% of total U.S. beer sales. See "Business--Competition" and "Industry Overview."


DEPENDENCE ON RAW MATERIALS


    Raw materials for the Company's soft drink products include concentrates and syrups obtained from its franchisors, water, carbon dioxide, fructose, polyethylene terephthalate ("PET") bottles, aluminum cans, closures, premix containers and other packaging materials. The price of concentrates and syrups is determined by the franchisors and may be changed at any time. Prices for the remaining raw materials are determined by the market, and may change at any time. Increases in prices for any of these raw materials could have a material adverse impact on the Company's financial position. See "Business--Raw Materials."

    A substantial portion of the Company's raw materials, including its aluminum cans, closures, other packaging materials and fructose, are purchased through the Consolidated Purchasing Group, Inc. ("CPG"). The Company and other franchisees or affiliates of franchisees of PepsiCo are members of CPG. The Company and other CPG members submit their raw material requirements to CPG which then negotiates with suppliers and makes purchases based on the combined requirements of all CPG members.


    In 1995, increased prices for packaging and ingredients led to increased raw materials costs for all industry participants and resulted in erosion of the Company's profit margins. There can be no assurance that such price increases for packaging, ingredients and other raw materials will not recur. Other than its purchasing arrangements with CPG, the Company has taken no steps to alleviate or provide for price fluctuations of its raw materials.



    Increased prices for PET bottles in 1995 and capacity constraints in the PET bottle industry during the same time period also adversely affected the Company's financial results. There can be no assurance that capacity constraints and increased prices for PET bottles will not recur. Price fluctuations with respect to the Company's raw materials and capacity constraints and increased prices for PET bottles could have a material adverse effect on the Company's financial position and results of operations.



EXPIRATION OF LABOR CONTRACTS


    At September 30, 1996, the Company had approximately 1,682 full-time employees and 74 part-time employees. Approximately 205 of the Company's employees at its Collierville, Tennessee facility are represented by the International Brotherhood of Teamsters Local Union No. 1196 pursuant to two labor contracts. The first contract expires on September 30, 1998 and automatically extends for one-year terms thereafter unless written notice is provided by either party to the other at least 60 days prior to expiration of the contract. The second contract expires on December 2, 1999. Approximately 144 of the Company's employees at its Harahan, Louisiana facility are represented by the International Brotherhood of Teamsters, AFL-CIO, General Truck Drivers, Chauffeurs, Warehousemen and Helpers Local 270 pursuant to two labor contracts. The first contract expires on December 31, 1999. The second contract expires in November 1999. If any labor contract is not renewed or if there is a labor dispute, the Company's financial position could be adversely affected. See "Business--Employees."


CERTAIN FACTORS AFFECTING SALES


    The Company's sales are seasonal. Approximately 57.9% of the Company's sales by volume occurs from April to September and approximately 42.1% occurs from October to March. As a result, the Company's working capital requirements and cash flow vary substantially throughout the year. Consumer demand for the Company's products is affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of the Company's products and could have an adverse effect on the Company's financial position. In addition, sales of the Company's products are dependent on the condition of the local economies in the Company's territories. A depressed local economy could have an adverse effect on the Company's sales and results of operations.

INABILITY TO FUND A CHANGE OF CONTROL OFFER

    Upon a Change of Control as defined in the Indenture, the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase and Liquidated Damages (as defined herein). However, there can be no assurance (i) that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered or (ii) that restrictions in the Credit Agreement will allow the Company to make such required repurchases. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of the Notes-- Repurchase at Option of Holders."


VOIDING OR SUBORDINATION OF THE NOTES UNDER FRAUDULENT CONVEYANCE STATUTES


    Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company, at the time it incurred the indebtedness evidenced by the Notes, (i)(a) was insolvent or rendered insolvent by reason of such occurrence or (b) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, and (ii) received less than reasonably equivalent value or consideration for the incurrence of such indebtedness, the Senior Notes could be voided, or claims in respect of the Senior Notes could be subordinated to all other debts of the Company. The voiding or subordination of any such indebtedness could result in an Event of Default (as defined in the Indenture) with respect to such indebtedness, which could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Senior Notes could be voided and required to be returned to the person making such payment or to a fund for the benefit of the creditors of the Company.


    The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due. There can be no assurance, however, as to what standard a court would apply in making such determinations.

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER

    There is no existing market for the Notes. Although the Senior Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market by "qualified institutional buyers" as defined in Rule 144A under the Securities Act ("QIBs"), there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes, or the prices at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, the Company's ability to effect the Exchange Offer, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchaser may make a market in the Notes; however, the Initial Purchaser is not obligated to do so and any market-making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Notes on any securities exchange.

                                USE OF PROCEEDS

    There will be no proceeds payable to the Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. The Company is conducting the Exchange Offer in order to satisfy certain of the Company's obligations under the Registration Rights Agreement executed in connection with the issuance of the Senior Notes. The proceeds from the issuance of the Senior Notes were used to retire certain indebtedness, to pay fees and expenses related to the Offering, and to fund working capital.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    The sole purpose of the Exchange Offer is to fulfill the obligations of the Company with respect to the Registration Rights Agreement.

    The Senior Notes were originally issued and sold on December 17, 1996 (the "Issue Date"). Such sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A of the Securities Act. In connection with the sale of the Senior Notes, the Company agreed to file with the Commission the Exchange Offer Registration Statement pursuant to which senior notes of the Company covered by such registration statement and containing the same terms as the Senior Notes, except as set forth in this Prospectus, would be offered in exchange for Senior Notes tendered at the option of the holders thereof. In the event that any changes in law or applicable interpretations of the Staff do not permit the Company to effect the Exchange Offer, or if for any reason the Exchange Offer Registration Statement is not declared effective within 135 days following the Issue Date or the Exchange Offer is not consummated within 135 days of the Issue Date, the Company will, at its expense, (i) as promptly as practicable, and in any event on or prior to 30 days after such filing obligation arises, file with the Commission a Shelf Registration Statement covering resales of the Senior Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as possible after such filing occurs, and (iii) keep the Shelf Registration Statement effective until three years after its effective date (or such shorter period that will terminate when all the Senior Notes covered thereby have been sold pursuant thereto or in certain other circumstances). The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Senior Notes covered by the Shelf Registration Statement copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Senior Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Senior Notes.

TERMS OF THE EXCHANGE OFFER

    The Company hereby offers to exchange, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of Senior Notes. The terms of the Exchange Notes are identical in all respects to the terms of the Senior Notes for which they may be exchanged pursuant to this Exchange Offer, except that (i) the Exchange Notes will generally be freely transferable by holders thereof and (ii) the holders of the Exchange Notes will not be entitled to registration rights under the Registration Rights Agreement. See "Senior Notes Registration Notes." The Exchange Notes will evidence the same debt as the Senior Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

    The Exchange Offer is not conditional upon any minimum aggregate principal amount of Senior Notes being tendered or accepted for exchange.


    Based on its view of interpretations set forth in no-action letters issued by the Staff to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Holders of Exchange Notes who are participating in a distribution must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions. The Company has not sought, and does not intend to seek, its own no-action letter on these issues. There can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer.


    Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Senior Notes where such Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    Tendering holders of Senior Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Senior Notes pursuant to the Exchange Offer.

    The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Senior Notes accrued after the issuance of the Exchange Notes.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

    The Exchange Offer will expire at 5:00 pm., New York City time, on
           , 1997 unless the Company in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Exchange Offer, as so extended by the Company, expires. The Company reserves the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to Norwest Bank Minnesota, National Association (the "Exchange Agent") and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the Expiration Date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Senior Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

    The initial Exchange Date will be the first business day following the Expiration Date. The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Senior Notes for any reason, including if any of the events set forth below under "--Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Senior Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the Senior Notes as promptly as practicable. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Senior Notes on the Exchange Date.

    If the Company waives any material condition to the Exchange Offer, or amends the Exchange Offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Senior Notes in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the Exchange Offer will be extended until the expiration of such period of five business days.

    This Prospectus and the related Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Senior Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Senior Notes.

HOW TO TENDER

    The tender to the Company of Senior Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    GENERAL PROCEDURES. A holder of a Senior Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Senior Notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") pursuant to the procedure described below), to the Exchange Agent at its address set forth on the back cover of this Prospectus on or prior to the Expiration Date or (ii) complying with the guaranteed delivery procedures described below.

    If tendered Senior Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Senior Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Senior Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Senior Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Senior Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

    Any beneficial owner whose Senior Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Senior Notes should contact such holder promptly and instruct such holder to tender Senior Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Senior Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Senior Notes, either make appropriate arrangements to register ownership of the Senior Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

    BOOK-ENTRY TRANSFER. The Exchange Agent will make a request to establish an account with respect to the Senior Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purpose of the Exchange Offer within two business days after receipt of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Senior Notes by causing the Book-Entry Transfer Facility to transfer such Senior Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Senior Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address specified on the back cover page of this Prospectus on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

    The method of delivery of Senior Notes and all other documents is at the election and risk of the holder. If sent by mail, it is recommended that registered mail, return receipt requested, be used, proper insurance be obtained, and the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

    GUARANTEED DELIVERY PROCEDURES. If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Senior Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at its office on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the principal amount of the Senior Notes being tendered, the names in which the Senior Notes are registered and, if possible, the certificate numbers of the Senior Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Senior Notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Senior Notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

    A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Senior Notes (or a timely Book-Entry Confirmation) is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Senior Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Senior Notes (or a timely Book-Entry Confirmation).

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Senior Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion or counsel to the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Senior Notes for exchange (the "Transferor") exchanges, assigns and transfers the Senior Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Senior Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Senior Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Senior Notes, and that, when the same are accepted for exchange, the Company will acquire good and uncumbered title to the tendered Senior Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Senior Notes. The Transferor further agrees that acceptance of any tendered Senior Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of its obligations under the Registration Rights Agreement and that the Company shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

    By tendering Senior Notes and executing the Letter of Transmittal, the Transferor certifies that (a) it is not an Affiliate of the Company within the meaning of Rule 405 under the Securities Act, that it is not a broker-dealer that owns Senior Notes acquired directly from the Company or an Affiliate of the Company, that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes or (b) that it is an Affiliate of the Company or of the initial purchaser of the Senior Notes in the Initial Offering and that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it.

WITHDRAWAL RIGHTS

    Senior Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover of this Prospectus prior to the Expiration Date. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Senior Notes to be withdrawn, the certificate numbers of Senior Notes to be withdrawn, the principal amount of Senior Notes to be withdrawn, a statement that such holder is withdrawing his election to have such Senior Notes exchanged, and the name of the registered holder of such Senior Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Senior Notes being withdrawn. The Exchange Agent will return the properly withdrawn

Senior Notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawal, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

ACCEPTANCE OF SENIOR NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Senior Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made on the Exchange Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Senior Notes when, as and if the Company has given written notice thereof to the Exchange Agent.

    The Exchange Agent will act as agent for the tendering holders of Senior Notes for the purposes of receiving Exchange Notes from the Company and causing the Senior Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of Exchange Notes to be issued in exchange for accepted Senior Notes will be made by the Exchange Agent promptly after acceptance of the tendered Senior Notes. Senior Notes not accepted for exchange by the Company will be returned without expense to the tendering holders (or in the case of Senior Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged Senior Notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

    The Exchange Offer is not conditioned upon any minimum principal amount of Senior Notes being tendered for exchange. However, the Exchange Offer is conditioned upon the declaration by the Commission of the effectiveness of the Exchange Offer Registration Statement of which this Prospectus constitutes a part.

    In addition, the Company will not accept for exchange any Senior Notes tendered and no Exchange Notes will be issued in exchange for any such Senior Notes, if at such time any stop order shall be threatened or in effect with respect to (i) the Exchange Offer Registration Statement of which this Prospectus constitutes a part or (ii) qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

EXCHANGE AGENT

    Norwest Bank Minnesota, National Association has been appointed as the Exchange Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent at its address set forth on the back cover of this Prospectus.

    Delivery to an address other than as set forth thereon, or transmissions of instructions via a facsimile or telex number other than the ones set forth thereon, will not constitute a valid delivery.

SOLICITATION OF TENDERS; EXPENSES

    The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees, will be paid by
the Company and are estimated at approximately $      .

    No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Senior Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Senior Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

APPRAISAL RIGHTS

    HOLDERS OF SENIOR NOTES WILL NOT HAVE DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFER.


FEDERAL INCOME TAX CONSEQUENCES



    In the opinion of Briggs and Morgan Professional Association, the exchange of Senior Notes for Exchange Notes by holders will not be treated as an exchange or otherwise as a taxable event for federal income tax purposes. Accordingly, holders will not recognize any taxable gain or loss or any interest income as a result of such exchange. The preceding discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and judicial or ruling authority, all of which are subject to change, which change may be retroactive. Holders are urged to consult their own tax advisors in determining the federal, state, local foreign and any other tax consequences to them of the exchange, ownership and disposition of the Exchange Notes.


OTHER

    Participation in the Exchange Offer is voluntary, and holders of Senior Notes should carefully consider whether to accept the Exchange Offer and tender their Senior Notes. Holders of the Senior Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered Senior Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Senior Notes and the Registration Rights Agreement. Holders of the Senior Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and subject to all the limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement, which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of the Notes--Registration Rights; Liquidated Damages." All untendered Senior Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be adversely affected. See "Risk Factors--Consequences of Exchange and Failure to Exchange."

    The Company may in the future seek to acquire untendered Senior Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Senior Notes which are not tendered in the Exchange Offer.

                                 CAPITALIZATION

    The following table sets forth the unaudited consolidated capitalization of the Company on a historical basis as of September 30, 1996, and on a pro forma basis after giving effect to the Financing Transactions as if they had occurred on September 30, 1996. The unaudited pro forma consolidated capitalization table does not necessarily reflect the results of operations or the financial position of the Company that actually would have resulted had the Financing Transactions been consummated as of September 30, 1996. Accordingly, such data should not be viewed as fully representative of the past performance of the Company or indicative of future results. The unaudited consolidated pro forma capitalization table should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes of the Company included elsewhere in this Prospectus.

                                                                          AS OF SEPTEMBER 30,
                                                                                 1996
                                                                        -----------------------
                                                                        HISTORICAL   PRO FORMA
                                                                        ----------  -----------
                                                                        (DOLLARS IN THOUSANDS)
                                                                              (UNAUDITED)
Long-term debt (including current maturities):
  Revolving credit facility...........................................  $   22,250   $  --
  1993 Senior Notes...................................................      89,000      --
  Other debt and other liabilities(1).................................       5,418       5,418
  Senior Notes offered hereby.........................................      --         120,000
  11% Subordinated Notes..............................................      37,165      37,165
                                                                        ----------  -----------
    Total long-term debt..............................................     153,833     162,583
Stockholders' equity:
  Preferred stock.....................................................      26,932      26,932
  Common stock........................................................     115,765     115,765
  Accumulated deficit(2)..............................................     (79,047)    (81,673)
                                                                        ----------  -----------
    Total equity......................................................      63,650      61,024
                                                                        ----------  -----------
Total capitalization..................................................  $  217,483   $ 223,607
                                                                        ----------  -----------
                                                                        ----------  -----------

------------------------

(1) Other debt and other liabilities consist of a note payable to Poydras by the Joint Venture of $1,839 capital lease and purchase money debt of $754 and deferred purchase and related obligations of $2,825.

(2) The pro forma accumulated deficit reflects adjustment for a $2,626 write-off of the unamortized balance of deferred financing costs related to the repurchase and repayment of the 1993 Senior Notes (as defined herein) and repayment of the debt outstanding under the 1993 Credit Agreement (as defined herein).

                            SELECTED FINANCIAL DATA

    The following table presents selected financial data of the Company and consolidated Joint Venture as of and for each of the five years ended December 31, 1991, 1992, 1993, 1994 and 1995 and each of the nine months ended September 30, 1995 and 1996. The information presented for each of the five years ended December 31 has been derived from the consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented for each of the nine months ended September 30 has been derived from the unaudited interim consolidated financial statements of the Company, and, in the opinion of management of the Company, reflects a fair presentation of the Company's financial information. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                                                                   NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                           -----------------------------------------------------  --------------------
                                             1991       1992       1993       1994       1995       1995       1996
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                     (DOLLARS IN THOUSANDS)

STATEMENT OF OPERATIONS DATA:
  Net sales..............................  $ 192,774  $ 199,182  $ 225,173  $ 245,472  $ 284,709  $ 218,654  $ 239,887
  Cost of sales..........................    130,284    132,025    147,573    162,667    198,777    150,965    164,415
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...........................     62,490     67,157     77,600     82,805     85,932     67,689     75,472
  Selling, general and administrative
    expenses.............................     51,264     54,060     60,164     62,710     71,802     53,846     58,101
  Amortization of franchise costs and
    other intangibles(1).................      6,189      6,156      4,246      3,631      3,576      2,671      2,743
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations.................      5,037      6,941     13,190     16,464     10,554     11,172     14,628
  Interest expense.......................     19,669     19,907     18,433     12,152     13,254      9,795     11,286
  Other expenses (income)(2).............        198      1,530         65        (45)        75       (136)       (46)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes......    (14,830)   (14,496)    (5,308)     4,357     (2,775)     1,513      3,388
  Income tax benefit (expense)(3)........     --         --            189     (3,262)    (1,641)    (1,670)    (2,262)
  Minority interest in Joint
    Venture(4)...........................     --            491        (11)    --            464        (17)      (200)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before non-recurring
    items................................    (14,830)   (14,005)    (5,130)     1,095     (3,952)      (174)       926
  Non-recurring items(5).................     --         --         15,409     --         --         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)......................  $ (14,830) $ (14,005) $  10,279  $   1,095  $  (3,952) $    (174) $     926
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital(6).....................  $  14,000  $  15,197  $  23,880  $  30,421  $  27,547  $  37,881  $  29,541
  Total assets...........................    201,366    208,050    231,717    244,705    248,437    252,409    244,707
  Long-term debt(7):
    Senior debt..........................    119,380    127,580    105,000    106,000    117,250    117,250    111,250
    Subordinated notes payable...........     40,249     46,357     30,000     31,650     35,227     33,391     37,165
    Other................................      5,278      7,264      6,839      6,579      5,673      5,745      5,418
  Stockholders' equity...................     17,737      3,683     65,504     66,660     62,718     66,493     63,650
OTHER DATA:
  EBITDA(8)..............................  $  17,944  $  18,564  $  23,610  $  25,594  $  20,730  $  18,312  $  21,856
  Depreciation and amortization..........     13,105     12,662     10,626      9,085      9,687      7,169      7,594
  Capital expenditures(9)................      4,287      5,742      6,116      7,104     11,028      8,842      6,922
  Ratio of earnings to fixed
    charges(10)..........................       0.26x      0.28x      0.72x      1.34x      0.80x      1.15x      1.27x

------------------------------

 (1) Amortization of franchise costs and other intangibles for the years ended December 31, 1991, 1992 and 1993 includes amortization of the costs of certain noncompete agreements entered into in 1988 upon the Company's acquisition.

 (2) In connection with the formation of the Joint Venture, certain severance expenses and other costs and losses of Poydras and the Company's minority partner in the Joint Venture, were incurred after inception but before the businesses were operationally merged. The Company agreed to absorb these costs, which were recorded as an unusual item in the 1992 statement of operations.

 (3) The effective income tax rate is significantly impacted by the non-tax deductibility of amortization of franchise costs.

 (4) Represents minority interest in the net (income) loss of the Joint Venture which is consolidated with the Company.

 (5) Includes an extraordinary item, loss on extinguishment of debt of $1,015, net of income tax benefit of $600, and the cumulative effect of a change in the method of accounting for income taxes of $15,824, both recorded in 1993.

 (6) Working capital represents current assets (excluding cash and cash equivalents) less current liabilities (excluding current maturities of long-term debt and other long-term liabilities).

 (7) Includes current maturities of long-term debt.

 (8) EBITDA consists of net income (loss) before income taxes, interest, depreciation and amortization. EBITDA also excludes extraordinary items and accounting changes. EBITDA has also been adjusted for Poydras' interest in the Joint Venture. EBITDA is included herein to provide additional information about the Company's ability to service its debt. EBITDA should not be considered as an alternative measure of the Company's net income, operating income, cash flow from operating activities or liquidity.

 (9) Includes capital improvements in 1995 of approximately $1,500 related and subsequent to the acquisition of the beer distributorships to consolidate the beer operations with those of the Company.

(10) The ratio of earnings to fixed charges is calculated as follows: income
    (loss) before income taxes, minority interest, extraordinary items and accounting changes (less minority interest expense) plus fixed charges, divided by fixed charges. Fixed charges consist of (i) interest incurred,
    (ii) amortization of debt financing costs and (iii) a portion of rent expense on operating leases considered to represent interest cost (assumed to be one-third of rent expense). The Company's earnings were insufficient to cover fixed charges in 1991 ($14,830), 1992 ($14,496), 1993 ($5,319) and
    1995 ($2,775).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

    The Company was acquired by its current owners in March 1988 in a highly leveraged transaction which was premised on a turnaround of operations and expansion of business opportunities. The results of operations started to reflect a significant turnaround in 1990 when the current senior management group took office. The Company has accomplished a number of business combinations since 1988, the most significant of which have been (i) combining in 1992 its PepsiCo based sales operation in southern Louisiana with a Seven-Up based sales operation in the same territory through a joint venture in which the Company is majority owner and managing venturer and (ii) acquiring in April 1995 the distribution rights for Miller products in a significant portion of the Joint Venture territory.

    In September 1993, the Company issued the 1993 Senior Notes (the "1993 Senior Notes"), Subordinated Notes and other equity to refinance the debt incurred in 1988. As a result the Company's interest expense burden was substantially reduced. However, effective in May 1996, the interest rate on the 1993 Senior Notes was adjusted as part of obtaining covenant waivers necessitated by the down-turn in operating results in 1995. The Company fully repaid the 1993 Senior Notes in December 1996.

    As is typical of acquisitions in the beverage industry, the Company's balance sheet reflects significant allocation of purchase price to the cost of franchise rights in excess of net assets acquired ($116.8 million and $117.2 million, each net of accumulated amortization, at December 31, 1995 and September 30, 1996, respectively). Amortization of the cost of (i) franchises,
(ii) obtaining financing and (iii) non-compete agreements from former owners constitutes a significant non-cash charge to operations.

    The Company accumulated significant tax-basis net operating loss carryforwards (NOL's) during the turnaround period prior to the 1993 recapitalization. Management believes the NOL's will be utilized before their expiration to offset future income otherwise taxable. A deferred income tax asset representing the income tax benefit to be realized through future utilization of the NOL's was recorded on the Company's balance sheet in 1993 following the recapitalization. Provision for income taxes related to the results of operations for years subsequent to and including 1993 are offset against the deferred income tax asset and thus are effectively a non-cash charge to the results of operations.

    The Company's primary measurement of unit volume is franchise case sales which are case-sized quantities of the various packages in which products are produced. Franchise case sales refers to physical cases of beverages sold. The Company also sells premix or draft products (ready-to-serve beverages which are sold in tanks or kegs) and postmix products (fountain syrups to which carbonated water must be added). Premix and postmix products, while effectively containing the identical beverages as packaged product, are not included in case sales measurements as they are not the primary focus of the Company's selling efforts.

    The Company's primary source of revenue is franchise case sales which are sales of the Company's branded products directly to retailers whether of package, premix or postmix configuration. Another source of revenue is contract sales which are sales, primarily of products in cans, to unaffiliated companies that hold soft drink franchises. Contract sales, which historically represent approximately 10.0% of total net sales, may fluctuate from year to year, and are made at relatively low prices and gross profit margins due to the competition for such sales, and are not a primary focus of management in determining the Company's business strategy. As a result, management believes that changes in franchise case sales more accurately measure growth than changes in total net sales.

    THIS DISCUSSION AND ANALYSIS CONTAINS CERTAIN FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "ANTICIPATES," "EXPECTS," AND "INTENDS," OR COMPARABLE TERMINOLOGY. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND

UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. HOLDERS OF SENIOR NOTES ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS WHICH ARE QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONS AND RISKS DESCRIBED HEREIN.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,
  1995

    Net sales, excluding contract net sales, for the nine months ended September 30, 1996 increased by 11.3% to $219.9 million compared to $197.5 million for the same period in 1995. The increase was due in part to a 5.3% increase in franchise case sales, of which (i) 3.7% was attributable to increased sales of the Company's beer products due to the acquisition of additional territories and products in April and July 1995 and January and April 1996 and (ii) 1.6% was attributable to increased sales of the Company's soft drink products. The increase in soft drink sales was accompanied by an increase in unit selling prices of approximately 4.3% as consumers increasingly accepted higher selling prices instituted in 1995. Contract net sales for the nine months ended September 30, 1996 decreased 5.4% compared to the same period in 1995. As a result of the foregoing, net sales for the nine months ended September 30, 1996 increased 9.7% to $239.9 million compared to $218.7 million for the same period in 1995.

    Cost of sales for the nine months ended September 30, 1996 increased to $164.4 million compared to $151.0 million for the same period in 1995. The increase was due primarily to an increase in franchise case sales offset by a decrease in the unit prices paid by the Company for certain soft drink raw materials, primarily packaging materials and sweetener. As a percentage of net sales, cost of sales for the nine months ended September 30, 1996 decreased to 68.5% compared to 69.1% for the same period in 1995. The improved margin and increased franchise case sales resulted in gross profit for the nine months ended September 30, 1996 of $75.5 million or 11.5% greater than the gross profit of $67.7 million for the same period in 1995.

    Selling, general and administrative expenses for the nine months ended September 30, 1996 increased to $58.1 million compared to $53.8 million for the same period in 1995. This increase was primarily due to variable costs associated with the increase in franchise case sales. The remainder of the increase was due to general increases in the cost of goods and services of 2.3% which was 2.0% less than the increase in unit selling prices.

    As a result of the above factors, income from operations for the nine months ended September 30, 1996 increased to $14.6 million, or 6.1% of net sales, compared to $11.2 million, or 5.1% of net sales, for the same period in 1995.

    Interest expense for the nine months ended September 30, 1996 increased to $11.3 million from $9.8 million for the same period in 1995. The increase was due primarily to additional debt related to the acquisition of additional beer territories and products and the imposition of higher interest rates on the 1993 Senior Notes related to certain covenant waivers in respect of those notes, partially offset by the scheduled repayment in September 1995 of $6.0 million of the 1993 Senior Notes.

    As a result of the above factors, the Company generated income before income taxes of $3.4 million for the nine months ended September 30, 1996 compared to income before income taxes of $1.5 million for the same period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    Net sales, excluding contract net sales, for the year ended December 31, 1995 increased by 19.5% to $258.1 million compared to $215.9 million for 1994. The increase was primarily due to a 6.9% increase in franchise case sales, which was entirely attributable to the acquisition of beer distribution rights in April and July 1995. Further, unit selling prices of franchised soft drink products increased approximately 5.2% in reaction to increases in the cost of raw materials; nonetheless, the Company was able to maintain franchise case sales of soft drinks while increasing unit selling prices to counteract higher costs of raw materials. Contract net sales for the year ended December 31, 1995 decreased by 10.3% compared to 1994. As a result of the foregoing, net sales for the year ended December 31, 1995 increased 16.0% to $284.7 million compared to $245.5 million in 1994.

    Cost of sales for the year ended December 31, 1995 increased to $198.8 million compared to $162.7 million in 1994. This increase was primarily due to increases in the unit prices paid by the Company for soft drink packaging materials and fructose and to a lesser degree to the increase in franchise case sales. The raw materials increases were contrary to the trend in recent years of annual decreases in the prices of the same purchases. As a percentage of net sales, cost of sales for the year ended December 31, 1995 increased to approximately 69.8% as compared to 66.3% in 1994. The increase in case volume, offset by the decreased margins, resulted in gross profit of $85.9 million, a 3.7% increase over the Company's $82.8 million gross profit in 1994.

    Selling, general and administrative expenses for the year ended December 31, 1995 increased to $71.8 million compared to $62.7 million in 1994, primarily due to an increase of approximately $5.0 million related to the acquisition of beer distribution rights in April and July 1995 in a portion of the Company's territory. Operating costs in the existing soft drink business increased $4.0 million primarily due to increases in salaries and wages and insurance costs.

    As a result of the above factors, income from operations for the year ended December 31, 1995 decreased to $10.6 million, or 3.7% of net sales, compared to $16.5 million, or 6.7% of net sales, for 1994.

    Interest expense for the year ended December 31, 1995 increased to $13.3 million in 1995 from $12.2 million in 1994, due to increased debt which financed the acquisition of the beer distribution rights, the effect of which was partially offset by an interest expense reduction related to the scheduled repayment in September 1995 and in September 1994 of $6.0 million and $4.0 million, respectively, of the 1993 Senior Notes.

    As a result of the above factors, the Company generated a loss before income taxes of $2.8 million for the year ended December 31, 1995 compared to income before income taxes of $4.4 million in 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    Net sales, excluding contract net sales, for the year ended December 31, 1994 increased by 5.2% to $215.9 million compared to $205.2 million for 1993. The increase was primarily due to a 9.6% increase in franchise case sales, which was largely attributable to increased sales to the Company's supermarket customers as a result of increased promotional activity. Contract net sales for the year ended December 31, 1994 increased 48.4% compared to 1993. As a result of the foregoing, net sales for the year ended December 31, 1994 increased 9.0% to $245.5 million compared to $225.2 million for 1993.

    Cost of sales for the year ended December 31, 1994 increased to $162.7 million compared to $147.6 million for 1993. The increase was primarily due to the increase in franchise and contract case sales, partially offset by an overall decrease in the unit prices paid by the Company for packaging materials. As a percentage of net sales, cost of sales for the year ended December 31, 1994 increased to 66.3% as compared to 65.5% in 1993 due in large part to the significant increase in low margin contract net sales.

    Selling, general and administrative expenses for the year ended December 31, 1994 increased to $62.7 million as compared to $60.2 million for 1993. This increase is related to the increase in franchise case sales of 9.6%, however, the expense increase of only 4.2% reflects increased efficiency of utilization of the Company's overhead.

    As a result of the above factors, income from operations for the year ended December 31, 1994 increased to $16.5 million, or 6.7% of net sales, compared to $13.2 million, or 5.9% of net sales, for 1993.

    Interest expense for the year ended December 31, 1994 decreased to $12.2 million compared to $18.4 million in 1993. The decrease was due to a recapitalization of the Company in September 1993 when existing subordinated notes together with accrued interest thereon were exchanged for preferred stock and common stock and the effect of the scheduled repayment in September 1994 of $4.0 million of the 1993 Senior Notes.

    As a result of the above factors, the Company generated income before income taxes of $4.4 million for the year ended December 31, 1994 compared to a loss before income taxes of $5.3 million for 1993.

LIQUIDITY AND CAPITAL RESOURCES

    The Company remains highly leveraged following the consummation of the Financing Transactions. The Company's principal use of funds in the future will be the payment of principal and interest under the Credit Agreement and Notes, investment in capital assets and strategic acquisitions.

    It is expected that the Company's primary sources of financing for its future business activities will be funds from operations. While the Company does not currently anticipate utilizing the funds available under the Credit Agreement other than for seasonal working capital requirements, such funds may be used to augment operating cash flow. Pursuant to the Credit Agreement, the Company has unused borrowing capacity of up to $30.0 million, including $10.0 million available for the issuance of letters of credit. The Credit Facility will mature in 2001. See "Description of Certain Indebtedness--Credit Agreement."

    Because the obligations under the Credit Facility will bear interest at floating rates, the Company will be sensitive to changes in prevailing interest rates. See "Description of Certain Indebtedness--Credit Agreement."

    The Company had working capital, as previously defined, of $29.5 million at September 30, 1996, compared to working capital of $27.5 million at December 31, 1995.

    Based on the Company's anticipated operating results, management believes that the Company's future operating activities will generate sufficient cash flows to repay borrowings under the Credit Agreement as they become due and payable. However, based on such anticipated operating results, management does not expect that the Company's future operating activities will generate sufficient cash flows to repay the Notes at their maturity. Accordingly, the Company expects it will be required to refinance all or substantially all of the Notes at their maturity or sell equity or assets to fund the repayment of all or substantially all of the Notes at their maturity, or effect a combination of the foregoing. While management believes that the Company will be able to refinance the Notes at or prior to their maturity, or raise sufficient funds through equity or asset sales to repay such indebtedness, or effect a combination of the foregoing, there can be no assurance that it will be able to do so.

    The Subordinated Notes mature on December 23, 2003. However the maturity of the Subordinated Notes can be extended to December 23, 2004 and then to December 23, 2005 if any debt incurred to refinance the 1993 Senior Notes is then outstanding. The Subordinated Notes have an interest rate of 11.0% which can be paid under certain conditions with additional Subordinated Notes ("PIK Notes"). Management expects those conditions will exist at least until December 1998 and that it will make payments of interest in PIK Notes to conserve cash. Management does not expect that the Company's future operating activities will generate sufficient cash flows to repay the Subordinated Notes at their maturity. Accordingly, the Company expects it will be required to refinance all or substantially all of the Subordinated Notes, including any PIK Notes, at their maturity or sell equity or assets to fund the repayment of all or substantially all of the Subordinated Notes, including any PIK Notes, at their maturity, or effect a combination of the foregoing. While management believes that the Company will be able to refinance the Subordinated Notes, including any PIK Notes, at or prior to their maturity, or raise sufficient funds through equity or asset sales to repay such indebtedness, or effect a combination of the foregoing, there can be no assurance that it will be able to do so. See "Risk Factors--Significant Leverage and Debt Service."

    The Credit Agreement contains numerous financial and operating covenants and prohibitions that impose limitations on the liquidity of the Company, including requirements that the Company satisfy certain financial ratios and maintain certain specified levels of net worth, and limitations on the incurrence of additional indebtedness. See "Description of Certain Indebtedness--Credit Agreement." The Indenture governing the Senior Notes also contains covenants that impose limitations on the liquidity of the Company including a limitation on the incurrence of additional indebtedness. See "Description of the Notes--Certain Covenants." The ability of the Company to meet its debt service requirements and to comply with such covenants will be dependent upon future operating performance and financial results of the Company, which will be subject to financial, economic, competitive and other factors affecting the Company, many of which are beyond its control.

    Management believes that the Company's production facilities will be sufficient to meet anticipated unit growth for the next several years. Accordingly, management anticipates that capital expenditures in respect of such facilities will consist of expenditures to maintain operating efficiency. Capital expenditures will be required primarily for the Company's automobile and truck fleet, vending machines, and routine plant, bottling, and canning equipment additions or maintenance. During 1995 and the nine months ended September 30, 1996, capital expenditures totaled $11.0 million and $6.9 million respectively. The Company anticipates that capital expenditures will total approximately $10.0 million to $12.0 million for each of the years 1996 through 1998.

INFLATION

    There was no significant impact on the Company's operations as a result of inflation during the nine months ended September 30, 1996 or during the fiscal years ended December 31, 1995 or 1994.

IMPACT OF CHANGES IN ACCOUNTING STANDARDS

    In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement addresses the timing of recognition and the measurement of (i) long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and (ii) long-lived assets and certain identifiable intangibles to be disposed of. This statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, and that such assets be reported at the lower of carrying amount or fair value. The statement is required to be adopted in 1996.

    In the opinion of the management of the Company, adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

                               INDUSTRY OVERVIEW

SOFT DRINK INDUSTRY TRENDS

    The U.S. soft drink industry is the world's largest with respect to volume consumed and the most diversified with respect to product offerings. Soft drinks represent the most widely consumed beverage in the U.S., exceeding the aggregate consumption of tap water, coffee and beer. From 1990 to 1995, consumption of soft drinks increased 14.6%, with 3.6% of that growth occurring in 1995. Per capita consumption of soft drinks has increased approximately 3.0% per year over the last 15 years; however, since 1990, per capita growth has slowed to approximately 1.7% per year, increasing from 48.0 gallons in 1990 to 52.2 gallons in 1995. Over that same period, however, per capita consumption of other beverages such as coffee, tea and milk has declined. Only the consumption of bottled water has increased more rapidly than the consumption of soft drinks. The Company believes that factors contributing to increased consumption of soft drinks include (i) heavy promotional and advertising activity by the soft drink industry to broaden the appeal and consumer acceptance of soft drinks, (ii) peaking consumption by the baby boomer age group, (iii) consumers' concerns regarding the quality of tap water and (iv) societal and governmental pressures to reduce the consumption of alcoholic beverages.

    Coca-Cola, PepsiCo and Cadbury sold in the aggregate approximately 89.7% of all the soft drinks in the U.S. in 1995. Cola flavored soft drinks dominate the soft drink industry, accounting for 63.1% of total U.S. soft drink consumption in 1995. In 1995, Coca-Cola, PepsiCo and Cadbury captured 43.0%, 30.6% and 16.1%, respectively, of the total U.S. soft drink market. Since 1989, PepsiCo's market share has remained relatively constant at 31.0% of total U.S. volume, while Coca-Cola and Cadbury have each increased their share by approximately 2.0%. In 1995, PepsiCo, Inc.'s soft drink business generated 66.1% of its sales and 87.5% of its operating profit from domestic markets, such as the markets served by the Company.

    The following table shows the top U.S. soft drink franchisors of 1995 according to total gallonage, along with the market share captured by each franchisor for 1995 and its change in market share for the periods 1994 to 1995 and 1990 to 1995.

                                                                                    MARKET                     1990-1995
   RANK                             FRANCHISOR                                       SHARE     1995 GROWTH      GROWTH
   -----     --------------------------------------------------------  GALLONAGE  -----------  ------------  -------------
                                                                       ---------
                                                                       (MILLIONS)
         1   The Coca-Cola Company                                       5,915.4       43.0%         6.0%          20.3%
         2   Pepsi-Cola Company                                          4,201.8       30.6          3.2           12.3
         3   Cadbury Schweppes(1)                                        2,208.1       16.1          2.3           25.7
         4   Cott Corporation(2)                                           336.8        2.4         12.0          --
         5   Royal Crown Cola Co.                                          268.6        2.0          2.3          (13.5)
         6   National Beverage Corp.                                       233.5        1.7          2.5           16.5
         7   The Monarch Company, Inc.                                     147.5        1.1         (1.0)         (22.5)
         8   The Double-Cola Company, USA                                   51.8        0.4         (2.6)          (6.5)
         9   Grant-Lydick Beverage Co. d/b/a Big Red Bottling Co. of        30.8        0.2          2.5          --
               San Antonio(3)
        10   All Others(4)                                                 358.6        2.5        (19.4)         (56.6)
                                                                       ---------      -----        -----          -----
                                                                        13,752.9      100.0%         3.6%          14.6%
             Total Soft Drink Industry
                                                                       ---------      -----        -----          -----
                                                                       ---------      -----        -----          -----

------------------------

(1) Cadbury Schweppes includes previous totals for Dr. Pepper/Seven-Up through 1994.

(2) Cott Corporation included since 1992.

(3) Grant-Lydick Beverage Co. included since 1994.

(4) Barq's Inc., acquired by The Coca-Cola Company in August 1995, is included with "All Others" prior to July 1995.

    Historically, the soft drink industry has been an industry of continual change and evolution. It is characterized by relative absence of technological risk, lack of foreign competition and significant barriers to entry, including significant capital expenditure requirements and geographic exclusivity agreements with franchisors. The competitive climate of the soft drink industry requires bottlers and franchisors to adapt quickly to market challenges, including changes in consumer tastes and package preferences and developments in manufacturing and distribution methods. Competition among soft drink bottlers is based primarily on price, packaging, management of shelf space, customer service, new product development and marketing.

    The soft drink industry distributes products in two primary forms, packaged and fountain service. The packaged segment, which includes aluminum cans and plastic or glass bottles, comprised approximately 72.5% of the total market in gallons, with 10.0 billion gallons of packaged soft drinks sold in 1995. Fountain service comprised approximately 27.5% of the market in gallons with 3.8 billion gallons sold in 1995. From 1994 to 1995, the fountain service segment increased 5.5% compared to a 2.9% year to year increase in the packaged segment. Growth in the fountain segment has been driven primarily by the continued growth of distribution channels such as convenience stores, gas stations and restaurants which are the primary sales outlets for fountain service. The fountain segment includes many national accounts which are negotiated by the franchisor. Margins for the fountain segment are generally lower than margins for the packaged segment due to the increased capital expenditures for fountain equipment required to distribute soft drinks.

    Packaged products are distributed through a number of different channels including supermarkets, convenience stores, drug stores and mass merchants. Supermarkets represent the largest volume and lowest margin packaged product channel. With overall annual volume growth between approximately 2.0% to 3.0% in the 1990s compared to approximately 3.0% to 5.0% in the 1980s, participants in the soft drink industry are attempting to drive the volume mix towards higher margin packaged product channels such as the vending and single-serve segments. The Company's volume of products sold through the vending and single-serve segments increased at a compound annual growth rate of 10.7% and 5.0%, respectively, for the period 1990 to 1995. Growth in these market segments is driven primarily through the use of vending machines and in-store coolers which make products available to consumers. The Company believes that, over the next several years, volume through the vending and single serve channels will become an increasingly larger percentage of the overall channel mix in the soft drink industry.

    Another trend in the soft drink industry is the consolidation of bottlers. The number of bottlers in the U.S. has declined from approximately 700 in 1990 to approximately 500 in 1995, a reduction of approximately 28.6%. Slowing volume growth has resulted in bottlers reducing their cost structures by becoming more automated and increasing their economies of scale through geographic and market expansion. The Company believes that the increased costs associated with effectively serving the soft drink market will lead to continued consolidation, as smaller less efficient bottlers find themselves at a competitive disadvantage.

    As bottled waters, teas, juices and sports drinks ("new age beverages") are added to traditional offerings of soft drinks, it is becoming increasingly important to be a well managed and efficient bottler. The new age beverage segment has experienced above-average growth compared to traditional offerings of soft drinks with growth of approximately 22.3% per year over the last two years, although growth slowed to approximately 13.4% in 1995. In addition, the more health conscious consumer and the baby boomer population who respond to innovative packaging and design have increased the relative importance of new product introduction and innovative packaging. As a result of these factors, the average number of store keeping units ("SKUs") supplied by a typical bottler has more than tripled over the last ten years. This trend has increased the capital requirements for bottlers by requiring investment in automated systems and technologically advanced information systems to produce efficiently and track effectively the wide array of product offerings. Furthermore, as the number of SKUs rises, competition for shelf space will intensify.

    The Company believes those bottlers able to provide a wide variety of nationally recognized product offerings coupled with competitive product pricing will have more influence with retailers with respect to product placement and in-store promotional activities. The variety of a bottler's nationally recognized product offerings is dependent, in part, upon the level of support the bottler receives from its franchisors with respect to new product offerings and national advertising. Soft drink purchases tend to be impulse purchases and consumer preferences tend to be directly influenced by advertising. The Company believes advertising helps build consumer awareness while the bottler's merchandising and promotion activities ultimately drive the sales of the products. In 1995, the top three soft drink franchisors spent approximately $441.1 million in national advertising, with PepsiCo spending approximately $152.9 million of that amount for its products. The majority of local advertising and promotion is conducted by the bottler. Since each geographic region of the country varies with respect to climate, buying patterns and consumer tastes, the Company believes that a focused, locally designed advertising and promotional campaign is critical to the overall success of a bottler.

BEER INDUSTRY TRENDS

    Consumption of beer has remained relatively constant over the past decade. The Company believes that this has resulted from increased pressures by society and the government to reduce the consumption of alcoholic beverages, decreased consumption by the baby boomer age group and increased federal excise taxes on the sale of beer. In 1995, domestic beer production totaled 189.4 million barrels. The beer industry is dominated by national brands and has undergone significant consolidation recently. The products of three brewers, Anheuser-Busch, Miller and Adolph Coors Company accounted for 79.3% of total U.S. beer sales in 1995. Recently the industry has experienced a slight shift in consumer preference from national brands to craftbrewed beer. In 1995, each of the three largest brewers experienced decreases in volume of less than 1.0%.

    The following table sets forth total barrelage and market share for the top 10 U.S. beer brewers of 1995.

   RANK                     BREWER                                    1995 MARKET SHARE
   -----     -------------------------------------  1995 BARRELAGE   -------------------
                                                    ---------------
                                                      (MILLIONS)
         1   Anheuser-Busch Companies, Inc.                 87.4              46.1%
         2   Miller Brewing Company                         42.8              22.6
         3   Adolph Coors Company                           20.1              10.6
         4   The Stroh Brewery Company                      11.0               5.8
         5   G. Heileman Brewing Co., Inc.                   7.6               4.0
         6   S&P Company                                     7.5               4.0
         7   Genesee Corporation                             1.9               1.0
         8   Latrobe Brewing Co.                             1.1               0.6
         9   Boston Brewing Company, Inc.                    0.9               0.5
        10   Pittsburgh Brewing Company                      0.5               0.3
                                                           -----             -----
Top 10 Brewers                                             180.9              95.5
                                All Other Brewers            8.5                4.5
                                                           -----              -----
Total Domestic Production                                  189.4              100.0

                                    BUSINESS

GENERAL

    The Company is one of the largest soft drink manufacturers and distributors in the U.S., selling over 44.7 million equivalent eight-ounce cases of PepsiCo products and 23.0 million equivalent eight-ounce cases of other soft drinks in 1995. The Company is the fifth largest independent PepsiCo bottler in the U.S. PepsiCo is the second leading soft drink franchisor in the U.S., capturing approximately 30.6% of all soft drink sales in 1995. In 1995, net sales for the Company totaled $284.7 million and EBITDA was $20.7 million. For the nine-month period ended September 30, 1996 compared to the same nine-month period in 1995, net sales increased 9.7% to $239.9 million from $218.7 million and EBITDA increased 19.7% to $21.9 million from $18.3 million.

    The Company's exclusive franchise territories cover portions of Arkansas, Louisiana, Mississippi, Tennessee and Texas and include the cities of New Orleans, Memphis, Little Rock, Shreveport, Baton Rouge and Tupelo. In the aggregate, there are approximately seven million people in the Company's territories. The Company has the exclusive right within its territories to manufacture and/or distribute the following families of products: PEPSI-COLA
(cola), MOUNTAIN DEW (heavy citrus), SEVEN-UP (lemon-lime), SLICE (orange), OCEAN SPRAY (juices), LIPTON (iced teas), SQUIRT (heavy citrus), COUNTRY TIME (lemonade), CANADA DRY (ginger ale), CRUSH (fruit), HAWAIIAN PUNCH (fruit), MUG (root beer), ALL SPORT (sport drink), YOO-HOO (chocolate), CRYSTAL LIGHT (diet) and various other product offerings. In addition, the Company is the largest distributor of Miller products in the state of Louisiana and has the exclusive right to distribute Miller and Heineken products in greater New Orleans, Louisiana.

    The Company believes its success as an independent bottler is due primarily to its ability to produce efficiently and to market and distribute effectively its national brands. The Company's products include highly recognizable trademarks, most of which are supported by considerable national advertising expenditures made by the franchisors. In 1995, for example, PepsiCo spent approximately $152.9 million in national advertising to advertise PepsiCo products. Furthermore, all of the Company's territories are located in the southern region of the U.S. that historically has posted above average per capita consumption of soft drinks.

    The Company operates two soft drink production facilities, one in Collierville, Tennessee and the other in Reserve, Louisiana, with a total annual production capacity of 65.9 million cases. The Company distributes approximately 85.0% of its soft drink products to retail outlets through its computerized direct store delivery ("DSD") system. The Company's DSD system utilizes hand-held computer technology to receive orders from and process deliveries to the Company's customers. Through its DSD system and its 24 warehouse distribution facilities strategically located throughout its territories, the Company services and distributes products to over 30,000 retail outlets in five states. Retail customers in the Company's territories include The Kroger Company, Wal-Mart Stores, Inc., Winn-Dixie Stores, Inc. and Circle K Convenience Stores, Inc. The Company tracks its product sales daily and uses this information to plan its production, which is subject to seasonal swings in demand, and to interpret and react to changes in consumer buying patterns. This allows the Company to provide efficient and effective service to its retail customers.

    Since it was acquired by its current owners in 1988, the Company has broadened its product offerings through the establishment of the Joint Venture as well as the acquisition of additional franchises, improved its production facilities and implemented efficient delivery systems. Moreover, the Company has better managed product discounting and driven sales mix toward higher margin products. As a result of these initiatives, for the period from 1990 to 1995, the Company's case volume and operating profit grew at compound annual rates of 6.5% and 28.4%, respectively. These improvements continued for the nine-month period ended September 1996, with the Company's case volume and operating profit growing at a rate of 5.3% and 30.9%, respectively, over the same period in 1996.

    The Company used approximately $111.3 million of the proceeds from the Offering to retire certain existing indebtedness of the Company and $4.7 million for working capital purposes. In connection with the Offering, the Company also entered into a Credit Agreement pursuant to which the Company has unused borrowing capacity of up to $30.0 million, including $10.0 million available for the issuance of letters of credit. The Company believes that the consummation of the Financing Transactions has provided it with (i) increased operating flexibility by extending the repayment of its debt obligations and (ii) additional cash flow for use in capital expenditures to implement the Company's strategic objectives.

STRATEGIC OBJECTIVES

    The Company's business strategy is to continue to manufacture, distribute and market a broad array of national brands in all beverage categories. Specifically, the Company's long-term strategic objectives are to (i) increase growth in volume and market share in its existing territories through coordinating its franchisors' national advertising and marketing campaigns with the Company's regional and local marketing efforts, (ii) improve operating margins by shifting package mix to higher margin packages and controlling the level of retail discounts, (iii) pursue acquisitions that leverage the Company's existing structure and managerial expertise, (iv) strengthen the Company's corporate culture to better leverage human resources and (v) maximize operating efficiencies by utilizing emerging technologies to improve customer service and communications and increase the efficiency of logistics and distribution operations.

INCREASE GROWTH IN VOLUME AND MARKET SHARE

    The Company intends to increase its growth in volume and market share by increasing consumer preference for its high volume products. The Company believes it can achieve this objective by maintaining a wide variety of national brands supported by the franchisor's national advertising and major marketing campaigns, and coordinating its own regional and local merchandising and promotion activities to take advantage of such national advertising and marketing campaigns. Current national advertising and marketing campaigns supporting the Company's products include PepsiCo's PEPSI STUFF and MOUNTAIN DEW EXTREME and Cadbury's IT'S AN UP THING. In addition, the Company's New Orleans territory is a test market for PepsiCo's 1997 marketing initiative, PEPSI BLUE. Under the PEPSI BLUE initiative, all Pepsi-Cola trademark graphics on packaging, point-of-sales, cold storage equipment and delivery trucks will be coordinated with PEPSI BLUE advertising. The Company believes these advertising and marketing campaigns will help build consumer awareness of its product offerings. The Company believes its own regional and local merchandising and promotion activities, designed to take advantage of such increased consumer awareness, will ultimately increase consumer preference and sales volume for its products. To this end, the Company intends to (i) conduct consumer research to identify those brands, packaging configurations and retail channels which appeal to consumers in the Company's territories and tailor regional and local marketing efforts accordingly, (ii) increase its share of local print advertising, conducted primarily by high volume supermarkets and mass merchandisers, through shared product advertisements which benefit both the retailer, by increasing the total volume and profitability, and the Company, through higher volume due to increased advertising frequency and (iii) continue to develop regional marketing initiatives such as LOUISIANA LAGNIAPPE, an under the cap promotion in Louisiana that rewards consumers with free products, merchandise and discount offers from the Company's local business partnerships, the use of Louisiana cane sugar in Pepsi-Cola distributed in Louisiana to promote the local sugar industry and the relaunch of a southern version of the PEPSI CHALLENGE to build awareness of the Pepsi-Cola trademark in the Company's territories.

IMPROVE OPERATING MARGINS

    The Company intends to improve its operating margins by shifting package mix to higher margin packages and controlling the level of discounts. Single-serve 20-ounce packages and one-liter bottles sold through cold storage equipment (i.e., "visi-coolers" and express lane merchandise units) for immediate consumption are less price sensitive than other non-refrigerated packages. Therefore, sales of single serve cold drink packages generate above average margins for both the Company and retailers. The Company intends to increase the presence and sales of these single serve packages by increasing its capital investment in cold storage equipment in convenience stores, supermarkets and other single serve outlets throughout its territories. By investing in these assets, the Company hopes to drive volume and profitability of its major soft drink brands while providing additional refrigerated space to merchandise more effectively the Company's other less visible products such as new age beverages. The Company typically receives a full return on its investment in these assets in approximately two years. Twenty-ounce vending machine products represent another high margin package, and the Company intends to capitalize on the 20-ounce vending market by investing in additional 20-ounce vending machines.

    The Company also intends to continue to control the level of product discounting for its more price sensitive packages such as cans and two-liter bottles. The Company manages its product discounts by a variety of methods, including (i) using its information system capabilities to analyze volume/price relationships by package and customer detail, (ii) utilizing retail scan information to analyze volume and retail price sensitivities, (iii) developing retail audits to monitor the effectiveness of merchandising and discount offerings, including the introduction of new promotional strategies to shift consumer preference to less price sensitive packages and (iv) providing innovative and unique account specific promotions to provide additional value to consumers.

ACQUISITION STRATEGY

    The Company's acquisition strategy includes identifying and pursuing potential franchise opportunities (i) contiguous to the Company's existing territories and (ii) that would permit the Company to extend its existing operations while leveraging its existing structure and managerial expertise. The acquisition of the Miller distributorships illustrates the Company's acquisition philosophy. The Company consolidated soft drinks and beer operations into a single facility and incorporated both products into its existing organization, thereby extending its operations while leveraging its structure and managerial expertise.

STRENGTHEN CORPORATE CULTURE

    The Company intends to strengthen its corporate culture by rewarding employees for achieving common goals and operating improvements, empowering employees with flexibility to make decisions, providing an opportunity for personal growth and encouraging open communications and teamwork by developing common goals.

MAXIMIZE OPERATING EFFICIENCIES

    The Company believes it can further enhance its operating efficiency by utilizing emerging technologies to improve customer service and communications and increase the efficiency of logistics and distribution operations. In addition, the Company intends to continue to invest in its manufacturing operations to improve production efficiencies and flexibility.

    Over the past four years, the Company has invested approximately $4.5 million to upgrade its computer hardware and networking systems and acquire hand-held computer technology in order to automate its selling, ordering and delivery processes. See "--Sales and Distribution." In addition, the Company acquired and developed new software to automate its forecasting, production scheduling, inventory controls, transportation of goods and back hauling of raw materials. Furthermore, the Company acquired distribution software systems for two of its larger distribution locations to automate the truck loading and dispatching of over 100 delivery routes.

    The Company intends to expand its existing technology systems to create additional operating efficiencies. The Company intends to utilize Electronic Data Interchange (EDI) to create paperless transactions with customers and suppliers by permitting electronic transmission of transactions. In addition, the Company intends to build an intranet with an internet access point to enable direct electronic communications with its customers. The Company also intends to create a data warehouse which will enable the Company to use advanced tool sets to analyze realtime information which will aid management in its decision-making processes. Finally, the Company intends to expand and improve its dispatching process to maximize delivery efficiencies through optimal geographical routing, delivery frequency, drop sizes and automated truck loading.

JOINT VENTURE

    Pursuant to a joint venture agreement dated September 3, 1992, as amended and restated (the "Joint Venture Agreement"), the Company and Poydras Street Investors LLC, a Louisiana limited liability company ("Poydras"), formed the Pepsi Cola/Seven-Up Beverage Group of Louisiana, a Louisiana general partnership (the "Joint Venture"). The Joint Venture distributes soft drinks in New Orleans and Baton Rouge, Louisiana pursuant to franchise agreements entered into or assumed by the Joint Venture. The soft drink products distributed by the Joint Venture are supplied by the Company. The Joint Venture distributes beer in greater New Orleans, pursuant to distributor agreements entered into by the Joint Venture. See "--Products" and "Certain Relationships and Related Transactions--Joint Venture."

    The day to day operations of the Joint Venture are managed by the Company in its role as Managing Venturer. As Managing Venturer, the Company has the authority to make capital expenditures to maintain and replace facilities to meet the anticipated needs of the Joint Venture. The business and affairs of the Joint Venture are subject to the governance of a four member Management Committee, of which two members are designated by the Company and two members are designated by Poydras. The Company has a 62.0% interest in the Joint Venture. Poydras has the remaining 38.0% interest. Profits and losses of the Joint Venture are distributed based on the parties' interests in the Joint Venture.

    Under the terms of the Joint Venture Agreement, the Company may elect, as of December 31, 1999, to purchase Poydras' ownership interest at a price equal to 38.0% of the fair market value of the Joint Venture. Poydras may elect to defer the closing of any such purchase to January, 2001. No similar feature exists for purchase of the Company's ownership interest by Poydras.

PRODUCTS

SOFT DRINKS

    The following table sets forth products of PepsiCo, Cadbury and other franchisors produced and/or distributed by the Company (hereinafter referred to as "PepsiCo Products" and "Cadbury Products," respectively). The Company packages and distributes its soft drink products in one, two, three-liter and 20-ounce PET bottles and aluminum cans in six packs, 12-packs, 20-packs and 24-packs.

              PEPSICO PRODUCTS                               CADBURY PRODUCTS
---------------------------------------------  ---------------------------------------------
                    PEPSI                                        SEVEN-UP
             CAFFEINE FREE PEPSI                                 DIET 7UP
                 DIET PEPSI                                     CHERRY 7UP
          CAFFEINE FREE DIET PEPSI                             COUNTRY TIME
                MOUNTAIN DEW                                   CRYSTAL LIGHT
              DIET MOUNTAIN DEW                                    CRUSH
                    SLICE
                MUG ROOT BEER                                 OTHER PRODUCTS
               LIPTON ICE TEA                               ------------------
                 OCEAN SPRAY                                  HAWAIIAN PUNCH
                  ALL SPORT                                    SUNNY DELIGHT
                                                                  MONARCH
                                                                  YOO-HOO

    The following table sets forth products of Miller and Heineken distributed by the Company (hereinafter referred to as "Miller Products" and "Heineken Products," respectively). The Company distributes its beer products in glass bottles and aluminum cans in six packs, 12-packs and 24-packs.

               MILLER PRODUCTS                               HEINEKEN PRODUCTS
---------------------------------------------  ---------------------------------------------
                 MILLER BEER                                     HEINEKEN
              MILLER HIGH LIFE                                 AMSTEL LIGHT
            MILLER HIGH LIFE LITE
         MILLER GENUINE DRAFT LIGHT
              LOWENBRAU SPECIAL
               LOWENBRAU DARK
            LOWENBRAU MALT LIQUOR
                   MAGNUM
              MILWAUKEE'S BEST
           MILWAUKEE'S BEST LIGHT
                   SHARP'S
                  ICEHOUSE
                  LITE ICE
                   RED DOG
                MOLSON GOLDEN
                 MOLSON ICE
              FOSTER'S LAGER F

SOFT DRINK FRANCHISES

    Under franchise agreements with PepsiCo, Cadbury and several other beverage companies, the Company produces and/or distributes soft drinks and engages in certain other marketing activities. Under the terms of the franchise agreements, the Company has the exclusive right to produce and distribute certain products of the franchisors in prescribed geographic areas. The Company believes that it is currently in compliance with all of the terms of its franchise agreements.

    The Company's franchisors are the sole owners of the secret formulae under which the primary component (concentrate or syrup) of various soft drink products bearing the franchisors' trademarks are manufactured. Each concentrate, when mixed with water and sweetener, produces syrup which, when mixed with carbonated water, produces soft drinks. Except to the extent reflected in the price of concentrate or syrup, no royalty or other compensation is paid under the franchise agreements to the franchisors for the right of the Company to use the franchisors' trade names and trademarks in its territories and the associated patents, copyrights, designs and labels, all of which are owned by the franchisors.


    Under the terms of its franchise agreements with PepsiCo, the Company is required to purchase either concentrate or syrup manufactured only by PepsiCo, at prices established by PepsiCo, for PepsiCo trademarked products. Historically, prices established by PepsiCo for its concentrates and syrups have been adjusted annually in accordance with changes in the Consumer Price Index ("CPI"). The PepsiCo franchise agreements further provide that suppliers of bottles and crowns for PepsiCo products must be approved by PepsiCo. The franchise agreements require the Company to promote vigorously the sale of PepsiCo products in its territory, to ensure it has adequate capacity to meet demand for PepsiCo products and to advertise and promote actively PepsiCo products in its territory at its own cost. The PepsiCo franchise agreements prohibit the Company from bottling, distributing or selling any other beverage which could be confused with Pepsi-Cola. The franchise agreements remain in effect for an indefinite period of time, subject to termination with due notice by PepsiCo upon (i) the violation of any of the prescribed terms thereof, (ii) the insolvency of the Company, an assignment by the Company for the benefit of its creditors, or the failure of the Company to vacate the appointment of a receiver within 60 days thereof, or (iii) the sale, disposition, change in control or transfer of the Company's rights pursuant to the franchise agreement without the written consent of PepsiCo.

    The franchise agreements relating to soft drink products from other significant soft drink franchisors are substantially similar to the franchise agreements with PepsiCo. The territories covered by the franchise agreements for products of other franchisors generally correspond with the territories covered by the franchise agreements with PepsiCo.

BEER DISTRIBUTORSHIPS

    The Company distributes Miller Products and Heineken Products pursuant to distributor agreements entered into with the respective brewers (the "Miller Agreement" and the "Heineken Agreement," respectively). Each of the distributor agreements gives the Company exclusive rights to distribute the brewers' products in its territory. The Company began distribution of Miller Products pursuant to the Miller Agreement in 1995 and began distribution of Heineken Products pursuant to the Heineken Agreement in 1996.


    Many of the terms of the Miller and Heineken Agreements are similar. Under these agreements, prices of the brewers' products to the Company are determined by the brewer. Historically, prices of the brewers' products have been adjusted annually in accordance with changes in the CPI. The individual who manages the distribution of the brewer's products must be approved by the brewer. Any sale, disposition, change in control or transfer of the Company's rights pursuant to the distributor agreement must receive prior approval of the brewer. Each of the distributor agreements remains in effect for an indefinite period of time, however, the Company may terminate its distribution agreement with either Miller or Heineken upon 90 days' prior written notice. Moreover, Miller or Heineken may terminate the Company's distribution rights in the event: (i) the Company fails to comply with any of its commitments or obligations pursuant to the distribution agreement; (ii) the Company or any of its owners is convicted of a felony; (iii) the Company engages in fraudulent conduct or substantial misrepresentation in its dealings concerning the brewer's products; (iv) the Company's federal, state or local licenses or permits for its distribution operations are revoked or suspended for more than 31 days; (v) the Company becomes insolvent, fails to pay monies due the brewer, makes an assignment or attempts to make an assignment for the benefit of creditors, institutes or has instituted against it bankruptcy proceedings, dissolves or liquidates; or (vi) the Company fails to undertake a good faith effort to cure any such noncompliance. Miller reserves the right to terminate the Miller Agreement upon 30 days' notice, provided it gives notice contemporaneously to all of the other Miller distributors in the U.S. Heineken reserves the right to terminate the Heineken Agreement upon 30 days' notice, provided it gives notice contemporaneously to all of the other Heineken distributors in Louisiana.


SALES AND DISTRIBUTION

    The Company's products are generally sold in advance by a salesperson and then delivered within 24 hours from one of the Company's distribution facilities to the customer. The Company recently invested in hand-held computer technology and other hardware and software to improve customer service and delivery effectiveness. Hand-held computers allow the advance salesperson to download all order information for each customer into the Company's main computer system. The orders are electronically processed for truck loading, route dispatching and customer invoicing. Customer files are controlled with the correct wholesale price and discount for each SKU. The product is delivered by a Company employee using a hand-held delivery computer. The delivery is verified by both the customer and Company employee, and a computerized invoice is printed and presented to the customer. Upon completing delivery of all orders, the driver performs a self settlement at the Company's distribution facility. The customer data is then transferred from the hand-held computer into the Company's route settlement process for verification.

    The Company operates a 1,300 vehicle fleet to support its sales and distribution operations. Maintenance and service of the fleet are provided by the Company.

SOFT DRINKS

    In 1995, approximately 53.6% of the Company's soft drink products were sold to supermarkets, 23.8% to convenience stores, gas stations and small grocery stores, 9.3% to drug stores and mass merchants, 7.6% to third party operators and full service vending accounts and 5.7% to other miscellaneous accounts.

    Soft drink sales oriented towards high-volume customers such as large retail chains result in economies of scale in selling and distribution expenses. Bulk deliveries for high-volume customers are made from the Company's distribution facilities to the customer's outlets via transport vehicles and are unloaded into the outlets in full pallet quantities. Some soft drink deliveries are made directly from the manufacturing plant to retail outlets, thereby bypassing the Company's warehouse operations. Soft drink sales are also made to smaller independent retail outlets where consumers prefer to purchase cold beverages in single packages or at fountain outlets. Conventional route trucks are used to make soft drink deliveries to the Company's smaller customers.

    The Company also makes cold soft drinks available to consumers through vending machines, fountain equipment and visi-coolers. Substantially all vending machines utilized by the Company are Company-owned and provided at no cost to retail outlets or third-party operators. Company-owned vending machines are maintained and stocked by the Company. Vending machines provided to retail outlets or third-party operators are maintained by the Company and stocked by the party operating the vending machine. Fountain equipment dispenses products in convenience stores, gas stations, restaurants, bars, theaters and other similar locations. The Company sells either premix, a ready-to-use product, or postmix, a syrup product, to retailers in stainless steel or disposable containers for use in fountain equipment. Visi-coolers are generally loaned by the Company to large retail outlets and convenience stores. The Company has an installed base of approximately 6,000 visi-coolers and 10,200 vending machines.

BEER

    For the nine-month period ended September 30, 1996, approximately 39.9% of the Company's beer products were sold to supermarkets, 20.1% to on-premise channels such as restaurants and bars, 20.4% to convenience stores, 9.4% to drug stores and mass merchants and 10.2% to other miscellaneous accounts.

    The sales and distribution process for the Company's beer business is essentially the same as for soft drinks. To maximize distribution efficiency, beer and soft drinks are loaded and delivered on the same vehicle for distribution and merchandising to large bulk customers. Kegs of beer for delivery to on-premise customers are stored in a climate-controlled refrigerated section of the Company's facilities and delivered on refrigerated route vehicles.

MARKETING

    The Company's marketing efforts are directed towards brand management, key account management, promotional activities and merchandising. The Company believes that its marketing program allows it to compete effectively in its territories.

SOFT DRINKS

    Marketing programs for each of the Company's soft drink products are coordinated with the franchisor. Advertising campaigns are developed by the franchisors on the national level and by both the Company and the franchisor on the local level. A significant portion of the Company's promotional effort focuses on price discounting and allowances, newspaper advertising and coupons. The goal of these activities is to position the Company's brands to compete effectively in the marketplace and to obtain "feature" retail advertisements and end-aisle displays in high volume retail outlets. End-aisle and secondary displays are generally limited to special promotions and advertisements designed to stimulate sales and encourage impulse purchases. As a service to customers and to better merchandise its products, the

Company builds displays in conjunction with promotional programs and for restocking products in grocery stores, mass merchandise outlets and convenience stores.

    The Company pays retail stores under annual marketing agreements for the right to be included in the retailer's advertising programs. Retail promotional programs are the Company's most significant marketing expenditures and are supported through cost-sharing arrangements with the franchisors. Other marketing expenditures are also typically supported by the franchisor. National media advertising is funded primarily by the franchisors, while local media advertising is funded through cost-sharing arrangements. See "--General."

BEER

    Marketing programs, national advertising and all television and radio advertising for the Company's beer products are provided by the brewer. Marketing efforts by the Company to secure large accounts such as supermarkets and convenience stores in its territories and discount pricing of beer products are also generally supported by the brewer.

    Promotional efforts focus on price discounting and allowances to obtain newspaper advertising that features value pricing to consumers supported with secondary displays. Cold merchandising availability is also important as over 60.0% of beer in supermarkets is sold cold. On-premise sales are aggressively supported by both the brewer and distributor since this channel represents significant sampling and trial of beer products.

MANUFACTURING FACILITIES AND PHYSICAL PROPERTIES

    The Company currently bottles and cans soft drink products in two production facilities, a 110,000 square foot production facility adjacent to an 89,000 square foot warehouse facility in Collierville, Tennessee (located outside Memphis, Tennessee), and a 120,000 square foot production facility in Reserve, Louisiana (located outside New Orleans, Louisiana). The Company believes that its production facilities will be sufficient to meet anticipated production needs for the foreseeable future.

    The Company's headquarters are located in Memphis, Tennessee. The headquarters facilities are leased. The Company also operates 24 warehouse distribution facilities from which it conducts its sales, delivery and vending operations. The Company owns 17 of the warehouse distribution facilities and leases the remaining 7 facilities. The locations of the warehouse distribution facilities are as follows:

     OWNED FACILITIES            LEASED FACILITIES
--------------------------  ---------------------------
Batesville, Arkansas        Forrest City, Arkansas
Camden, Arkansas            Alexandria, Louisiana
Hot Springs, Arkansas       Baton Rouge, Louisiana
Jonesboro, Arkansas         Shreveport, Louisiana
Little Rock, Arkansas       Columbus, Mississippi
Monticello, Arkansas        Kosciusko, Mississippi
Covington, Louisiana        Jackson, Tennessee
Harahan, Louisiana
Leesville, Louisiana
Monroe, Louisiana
Shriever, Louisiana(1)
Batesville, Mississippi
Corinth, Mississippi
Greenville, Mississippi
Tupelo, Mississippi
Collierville, Tennessee
Texarkana, Texas

------------------------

(1) This facility is owned by the Company and leased to the Joint Venture.

MANUFACTURING PROCESS


    The Company produced 36.6 million cases of soft drinks in 1995 at its two manufacturing facilities in Collierville, Tennessee and Reserve, Louisiana. The Collierville and Reserve facilities have annual production capacity of 34.7 million and 31.2 million cases of beverages, respectively. During the peak volume months of May through August, the plants typically operate at approximately 80.0% of capacity. See "Risk Factors--Certain Factors Affecting Sales."


    The manufacturing process consists of receiving, batching, filling and packaging product. Containers are received in bulk and are moved from the supplier's trailers to "de-palletizing" equipment which then automatically places the containers on conveyers that feed them to the filling equipment. Treated water, extract and additives are combined in large stainless steel tanks and mixed, or "batched," into syrup with a motorized impeller. The syrup is then mixed with additional purified water and carbonated. Finished product is then sent to the filling equipment. At the same time, containers arrive by conveyor and are rinsed using ionized air and vacuums to remove dust particles. The filling equipment fills the cleaned containers with finished products. The filled cans and bottles are then automatically scanned to test levels and cap or top placement. Cans are either placed in corrugated trays and fastened with plastic rings or placed in multipack cartons. Bottles are usually placed in boxes for stability. Each case is then automatically transported to a "palletizer" where it is stacked on a wooden pallet and shrink-wrapped to be stored before distribution.

    The Company's can lines have been modified for additional capacity as well as the capability to produce six pack cans and multi-pack cans simultaneously. The bottle lines which produce 20-ounce, one-liter and two-liter bottles have on-line labeling capabilities that reduce packaging inventories. Moreover, the filling equipment on the Company's bottle lines has been upgraded with quick change parts to reduce down time for flavor changeovers. One-liter, two-liter, three-liter and 20-ounce PET bottle products have been converted to standardized deposit shells, which eliminate packaging costs and provide intraplant flexibility to cross ship products regardless of plant location.

    The Company receives all beer products from brewer manufacturing facilities and does not itself manufacture beer products.

COMPETITION

    The beverage industry is highly competitive. The Company's products are sold in competition with all liquid refreshments. Sales of beverages occur in a variety of locations, including supermarkets, retail and convenience stores, restaurants and vending machines. See "Risk Factors--Competition."

SOFT DRINKS

    Competitors in the soft drink industry include bottlers and distributors of nationally advertised and marketed products as well as chain store and private label soft drinks. The principal methods of competition include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising. The Company's primary competitor in its territory is CCE. The Company believes that its flexibility and innovation in developing and implementing new methods of marketing, merchandising and distributing its products permit it to compete effectively against CCE. See "--Strategic Objectives."

BEER

    Competitors in the distribution of beer include distributors of nationally advertised and marketed products as well as regional and local products. The primary methods of competition include quality, taste and freshness of the products, price, packaging, brand recognition, retail space management and advertising. The Company's principal competitors in its beer distribution operations are distributors of Anheuser-

Busch products, whose products accounted for 46.1% of total U.S. beer sales in 1995. Sales of Miller products in the same time period represented 22.6% of total U.S. beer sales. The Company believes it competes effectively by executing its marketing campaigns and product introductions effectively, maintaining price competitiveness and increasing presence and maximizing availability of its products in selected distribution channels.

RAW MATERIALS


    In addition to concentrates and syrups obtained from its franchisors, the Company also purchases water, carbon dioxide, fructose, PET bottles, aluminum cans, closures, premix containers and other packaging materials. The price of concentrates and syrups is determined by the franchisors, and may be changed at any time; however, historically these prices have been adjusted annually in accordance with changes in the CPI. Prices for the remaining raw materials are determined by the market. See "Risk Factors--Dependence on Raw Materials."


    A substantial portion of the Company's raw materials, including its aluminum cans, closures, other packaging materials and fructose, are made through CPG. The Company and other franchisees or affiliates of franchisees of PepsiCo are members of CPG. The Company and other CPG members submit their raw material requirements to CPG which then negotiates with suppliers and makes purchases based on the combined requirements of all CPG members. In 1995, CPG purchased
4.5 billion or 9.0% of all aluminum cans used in the U.S. beverage industry, and 15.0% of all fructose used in the U.S. soft drink industry. The Company believes the magnitude of CPG's purchases gives the Company greater influence with suppliers than the Company could achieve on a stand alone basis.

    In 1995, increased prices for packaging and ingredients led to increased raw materials costs for all soft drink industry participants and resulted in erosion of the Company's profit margins. CPG has altered its purchasing strategies as a result of these increases, and the Company believes CPG's new purchasing strategies provide the Company with greater price protection.

    Increased prices for PET bottles in 1995 and capacity constraints in the PET bottle industry during the same time period adversely affected the Company's financial results. Additional capacity in the PET bottle industry has alleviated the capacity constraints and reduced prices for PET bottles. The Company does not believe a hedging position with respect to PET bottles is necessary at this time.

GOVERNMENT REGULATION

    The production, distribution and sale of many of the Company's products are subject to the Federal Food, Drug and Cosmetic Act, the Occupational Safety and Health Act and various federal and state statutes regulating the franchising, production, sale, safety, advertising, labeling and ingredients of such products. Two ingredients in its soft drink products, saccharin and aspartame, are regulated by the U.S. Food and Drug Administration. See "Risk Factors--Government Regulations."

    Bills are considered from time to time in various state legislatures and in Congress which would prohibit the sale of beverages unless a deposit is made for the containers. Proposals have been introduced in certain states and localities that would impose a special tax on beverages sold in nonreturnable containers as a means of encouraging the use of returnable containers. No such legislation is currently in effect and, to the knowledge of management of the Company, none is currently under consideration in any territories served by the Company.

    Specific soft drink taxes have been imposed in some states for several years. Of the states in which the Company conducts business, Arkansas, Tennessee and Louisiana all impose specific soft drink taxes. The Company believes it is in compliance with all tax regulations pertaining to its operations.

    The Company's beer distribution operations are subject to extensive regulations by state and federal agencies of such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with retailers. The federal government also requires warning labels on packaging of beer. The distribution and sale of beer is subject to excise taxes at both the state and federal level. The Company believes it is in compliance with all such regulations pertaining to its beer distribution operations.

    The Company's business is also subject to federal and state environmental laws, rules and regulations. See "--Environmental."

ENVIRONMENTAL

    The Company is subject to a variety of federal and state environmental laws, rules and regulations, as are other companies in the same or similar business. In particular, the Company is subject to regulations governing the installation, maintenance and use of, and the clean-up of any releases from, underground storage tanks and the generation, treatment, storage and disposal of hazardous materials. The Company believes it is in substantial compliance with such laws, rules and regulations; however, these laws, rules and regulations change from time to time, and such changes may affect the ongoing business and operations of the Company. From time to time, the Company has received, and in the future may receive, requests from environmental regulatory authorities to provide information or to conduct investigative or remediation activities with respect to its facilities. None of these requests is expected by management to have a material adverse effect on the Company's business.

    In connection with the maintenance and service of its 1,300 vehicle fleet, the Company generates hazardous wastes, which are either transported off-site by licensed haulers to permitted disposal facilities or recycled by vendors as mandated by federal and state law. Some of the Company's facilities have underground storage tanks which meet U.S. Environmental Protection Agency and state standards. Other facilities have above-ground storage tanks which are owned and maintained by petroleum vendors.

EMPLOYEES AND EMPLOYEE BENEFITS


    At September 30, 1996, the Company had approximately 1,682 full-time employees and 74 part-time employees. Approximately 205 of the Company's employees at its Collierville, Tennessee facility are represented by the International Brotherhood of Teamsters Local Union No. 1196 pursuant to two labor contracts. The first contract expires on September 30, 1998 and automatically extends for one-year terms thereafter unless written notice is provided by either party to the other at least 60 days prior to expiration of the contract. The second contract expires on December 2, 1999. Approximately 144 of the Company's employees at its Harahan, Louisiana facility are represented by the International Brotherhood of Teamsters, AFL-CIO, General Truck Drivers, Chauffeurs, Warehousemen and Helpers Local 270 pursuant to two labor contracts. The first contract expires on December 31, 1999. The second contract expires in November 1999. See "Risk Factors--Expiration of Labor Contracts." The Company has not experienced any labor disputes and believes relations with its employees are satisfactory.


    The Company makes a variety of benefits available to its employees. In particular, the Company sponsors a tax-qualified 401(k) plan that permits eligible employees to defer a portion of their salary on a tax-deferred basis and receive a Company matching contribution that is capped at $500 per employee. In addition, the Company sponsors welfare benefits programs that provide health, dental, life and accidental death and dismemberment insurance coverage to substantially all employees. The Company does not presently maintain, or contribute to, any defined benefit pension plans or multiemployer pension plans. The Company also provides additional benefits to its executive employees. These plans provide bonus, incentive and deferred compensation to eligible executive employees. See "Executive Compensation."

LEGAL PROCEEDINGS

    In August 1996, Michael Church filed suit in U.S. District Court for the Southern District of Alabama against the Company, the Joint Venture, members of the Pohlad family and certain other individuals alleging breach of an agreement with plaintiff to compensate him for arranging for the acquisition of the Miller distributorship by the Joint Venture. The plaintiff is seeking compensatory and punitive damages in an amount to be established at trial. The Company believes there is no foundation for the allegations in the suit and intends to defend itself fully against such allegations. The Company recently filed a motion to dismiss for lack of personal jurisdiction and alternatively to transfer the matter to the Eastern District of Louisiana.

    Between June 1993 and June 1994, the Company and the Joint Venture were named in multiple suits filed in the Civil District Court for the Parish of New Orleans, which suits have been consolidated into one suit, with respect to an incident arising at the Pepsi Super Fair held in New Orleans, an event sponsored by the Company and the Joint Venture. PepsiCo is also a named defendant in the suit, along with numerous other parties. The suit alleges that the defendants' negligence resulted in physical injuries to the plaintiffs, most of whom were participants in a particular carnival ride or were in the proximity of such ride. The plaintiffs are seeking damages in an amount to be established at trial. The Company intends to defend itself fully in this action.

    In August, 1993, the Company was named in a suit filed in the District Court of Morris County, Texas by a number of bottlers in parts of the Company's territories. Additional defendants named in the suit include PepsiCo, Inc., Pepsi-Cola Company, Coca-Cola, CCE and others. The suit alleges that the defendants engaged in unfair trade practices and conspired to monopolize the soft drink industry in eastern Texas, Louisiana and Arkansas. The Company intends to defend itself fully in this action.

    From time to time, the Company is involved in various other legal proceedings arising in the ordinary course of business. The Company believes ultimate resolution of such litigation will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of the Company as of September 30, 1996. All directors of the Company hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. Executive officers are elected by the board of directors to hold office until their successors are elected and qualified.

NAME                                                 AGE                    POSITION(S) WITH COMPANY
-----------------------------------------------      ---      -----------------------------------------------------
Robert C. Pohlad...............................          42   Chief Executive Officer and Director
John F. Bierbaum...............................          52   Chief Financial Officer and Director
Kenneth E. Keiser..............................          45   President and Chief Operating Officer
Bradley J. Braun...............................          41   Vice President, Finance and Assistant Secretary
Jay S. Hulbert.................................          43   Vice President, Operations
Michael G. Naylor..............................          37   Vice President, General Manager
Charles M. Pullias.............................          47   Vice President, General Manager
Raymond R. Stitle..............................          42   Vice President, Human Resources
Brian D. Wenger................................          35   Secretary
Donald E. Benson...............................          66   Chairman of the Board
John H. Agee...................................          48   Director
Brenda C. Barnes...............................          43   Director
Christopher E. Clouser.........................          44   Director
Philip N. Hughes...............................          61   Director
Gerald A. Schwalbach...........................          51   Director
John F. Woodhead...............................          57   Director

    ROBERT C. POHLAD. Mr. Pohlad has served as director and Chief Executive Officer of the Company since 1988. Since 1987, Mr. Pohlad has also served as President of the Pohlad Companies, a holding and management services company, which has an ownership interest in and provides management services to the Company. Prior to 1987, Mr. Pohlad was Northwest Area Vice President of the Pepsi-Cola Bottling Group. Mr. Pohlad also currently serves as a director for Mesaba Holdings, Inc. and Grow Biz International, Inc. See "Certain Relationships and Related Transactions--Management Agreement."

    JOHN F. BIERBAUM. Mr. Bierbaum has served as director of the Company since 1993, and as Chief Financial Officer of the Company since 1988. Mr. Bierbaum is also Chief Financial Officer of the Pohlad Companies, a holding and management services company, which has an ownership interest in and provides management services to the Company. Mr. Bierbaum has been associated with the Pohlad Companies from 1975 to the present in a variety of capacities, including his current position. From 1986 to 1988, Mr. Bierbaum served as Vice President of the Pepsi-Cola Bottling Company of Tampa. See "Certain Relationships and Related Transactions--Management Agreement."

    KENNETH E. KEISER. Mr. Keiser joined the Company in his present position in 1990. From 1976 to 1990, he was employed by the Pepsi-Cola Bottling Group in various capacities, including Division Vice President of the Central Division from 1989 to 1990, Vice President of the Minneapolis Area from 1986 to 1989, Director of Corporate Trade Development from 1985 to 1986, Area Vice President of Philadelphia from 1982 to 1985, and various other capacities from 1976 to 1985. See "Certain Relationships and Related Transactions--Employment Agreement."

    BRADLEY J. BRAUN. Mr. Braun became Vice President of Finance and Assistant Secretary for the Company in 1991. Prior to joining the Company, Mr. Braun served as Controller of the Dakota Beverage Company, Inc., a PepsiCo franchise bottler which is a wholly owned subsidiary of the Pohlad Companies.

    JAY S. HULBERT. Mr. Hulbert joined the Company in 1988 as Director of Operations, and in January, 1991 was promoted to his current position of Vice President, Operations. Prior to joining the Company, Mr. Hulbert spent seven years working for the Pepsi-Cola Bottling Group in a variety of capacities.

    MICHAEL G. NAYLOR. Mr. Naylor joined the Company in 1984. In January, 1991, Mr. Naylor was promoted to his present position of Vice President, General Manager. From 1984 to 1990 Mr. Naylor served the Company in a variety of capacities, including Regional Sales Manager.

    CHARLES M. PULLIAS. Mr. Pullias joined the Company in 1991 as Vice President of Sales for the Southern Region. In January, 1991, Mr. Pullias was promoted to his current position of Vice President, General Manager. Prior to 1991, Mr. Pullias spent seven years working for the Pepsi-Cola Company in Texas in various sales and marketing positions.

    RAYMOND R. STITLE. Mr. Stitle joined the Company in 1988 as Director of Human Resources, and was promoted to his current position of Vice President, Human Resources in January, 1991. Prior to joining the Company, Mr. Stitle was employed by Pepsi-Cola USA.

    BRIAN D. WENGER. Mr. Wenger has served as the Company's Secretary since 1995. Mr. Wenger is a shareholder with the law firm of Briggs and Morgan, P.A., where he has been employed since 1988. See "Certain Relationships and Related Transactions--Certain Business Relationships."

    DONALD E. BENSON. Mr. Benson has been a director of the Company since 1988. Mr. Benson also currently serves as director for Mass Mutual Corporate Investors and Mass Mutual Participation Investors. Since 1995, Mr. Benson has also been employed by the Pohlad Companies, a holding and management services company, which has an ownership interest in and provides management services to the Company, and another of its affiliates, CRP Holdings, Inc., a management services company. Mr. Benson has served as Executive Vice President of Marquette Bancshares, Inc., a bank holding company and an affiliate of the Pohlad Companies, since 1993 and with its predecessor organizations since 1968. From 1986 to 1994, Mr. Benson was President and director of MEI Diversified Inc., a holding company with interests in various operating entities. In February 1993, MEI Diversified Inc. filed for Chapter 11 bankruptcy protection. A Plan of Reorganization for MEI Diversified Inc. was confirmed in October 1994, pursuant to which its assets and liabilities were liquidated.

    JOHN H. AGEE. Mr. Agee has been a director of the Company since 1988. Since 1986, Mr. Agee has also been President of ADLER MANAGEMENT CORP., a financial consulting and management services company. Mr. Agee was nominated by Arbeit & Co. and elected to his position by the shareholders of the Company pursuant to the Amended and Restated Shareholders' Agreement dated as of September 23, 1993 (the "Shareholders' Agreement"), among all of the shareholders of the Company, which provides that Arbeit & Co. may nominate one director to the Company's board of directors and that the shareholders will vote for such nominee. See "Certain Relationships and Related Transactions--Shareholders' Agreement."

    BRENDA C. BARNES. Ms. Barnes has been a director of the Company since 1994. Since April 1996, Ms. Barnes has been President and Chief Executive Officer of Pepsi-Cola North America. From 1994 to April 1996, Ms. Barnes was President and Chief Operating Officer of Pepsi-Cola North America. From 1992 to 1994, Ms. Barnes was Executive Vice President of Pepsi-Cola North America. Prior to 1992, Ms. Barnes was Senior Vice President of Corporate Development of Pepsi-Cola North America. Ms. Barnes is also a director of AVON Products, Inc. Ms. Barnes was nominated by PepsiCo and elected to her position by the shareholders of the Company pursuant to the Shareholders' Agreement, which provides that PepsiCo, Inc. may nominate one director to the Company's board of directors and that the shareholders will vote for such nominee. See "Certain Relationships and Related Transactions--Shareholders' Agreement."

    CHRISTOPHER E. CLOUSER. Mr. Clouser has been a director of the Company since 1995. Mr. Clouser also currently serves as a director of Northwest Airlines, Inc. Since 1991, Mr. Clouser has been employed by Northwest Airlines, Inc. as Senior Vice President, Administration.

    PHILIP N. HUGHES. Mr. Hughes has been a director of the Company since 1988. Mr. Hughes is also owner of Miller Printing, Inc., a commercial printer, Rocket Lube, Inc., a chain of quick-service vehicle lube operations, and Champion Athletic Glove, Inc., a manufacturer and distributor of sport gloves. From 1982 to 1986, Mr. Hughes was a director of MEI Corporation, and from 1983 to 1986 served as Senior Vice President of MEI Corporation. From May 1986 to December 1986, Mr. Hughes was President, MEI Division, Pepsi-Cola Bottling Group, a division of PepsiCo Inc. From 1986 to 1993, Mr. Hughes served as a director of MEI Diversified, Inc. In February 1993, MEI Diversified Inc. filed for Chapter 11 bankruptcy protection. A Plan of Reorganization for MEI Diversified Inc. was confirmed in October 1994, pursuant to which its assets and liabilities were liquidated.

    GERALD A. SCHWALBACH. Mr. Schwalbach has served as a director of the Company since 1988. Since July, 1996, Mr. Schwalbach has been a member of Superior Storage, LLC., an owner and operator of mini-storage facilities. From 1985 to June, 1996, Mr. Schwalbach served as Executive Vice President of Jacobs Management, Inc. From 1988 to June, 1996, Mr. Schwalbach served concurrently as Vice President of an affiliate of Jacobs Management, I.J. Holdings, Inc. From 1990 to June, 1996, Mr. Schwalbach served concurrently as Executive Vice President and Executive Vice President and Treasurer of two other affiliates of Jacobs Management, Jacobs Investors, Inc. and IMR General, Inc., respectively.

    JOHN F. WOODHEAD. Mr. Woodhead has been a director of the Company since 1994. Since 1971, Mr. Woodhead has provided management consulting services to Dakota Beverage Company, Inc., a PepsiCo franchise bottler which is a wholly-owned subsidiary of the Pohlad Companies. Mr. Woodhead is also currently owner and President of JFW Inc., a management services company, and Woodhead Properties, a real estate investment firm. Since 1992, Mr. Woodhead has also served as President and Chairman of Park National Bank. From 1982 to 1995, Mr. Woodhead was owner and Chairman of Allstate Medical Products.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION

    The Company has an Executive Committee whose members include Robert C. Pohlad, John H. Agee and Donald E. Benson. The Executive Committee is authorized by the board of directors to have and exercise the authority of the board of directors in the management of the business of the Company, including determining compensation levels for the Company's executives and officers.

    Outside directors are paid $500 for each board meeting attended, plus reasonable travel expenses. No payment is made to employee-directors or directors with an equity interest in the Company.

                             EXECUTIVE COMPENSATION

    The following table sets forth the aggregate cash compensation paid by the Company to its most highly paid executive officers for the fiscal year ended December 31, 1995. Neither Robert C. Pohlad, the Company's Chief Executive Officer, nor John F. Bierbaum, the Company's Chief Financial Officer, receive any compensation from the Company, except that Mr. Bierbaum participates in the Company's Superior Performance Incentive Bonus Plan. See "--Employee Benefit Plans." The services of Mr. Pohlad and Mr. Bierbaum are provided to the Company pursuant to a Management Agreement between the Company and the Pohlad Companies. See "Certain Relationships and Related Transactions--Management Agreement."

                           SUMMARY COMPENSATION TABLE

                                                                                   1995 ANNUAL COMPENSATION
                                                                            --------------------------------------
                       NAME AND PRINCIPAL POSITION                                                   OTHER ANNUAL
                            DURING FISCAL 1995                                SALARY    BONUSES(1)   COMPENSATION
                     -------------------------------                        ----------  -----------  -------------
Kenneth E. Keiser
  President and Chief Operating Officer...................................  $  215,000   $  24,750   $  819,868(2)
Charles M. Pullias
  Vice President, General Manager.........................................     129,000       5,160
Jay S. Hulbert
  Vice President, Operations..............................................     111,000       4,440
Michael G. Naylor
  Vice President, General Manager.........................................     106,000       4,240
Bradley J. Braun
  Vice President, Finance.................................................     101,000       4,040

------------------------

(1) Reflects bonuses awarded pursuant to the Company's 1995 bonus plan for certain employees of the Company based in part on the financial performance of the Company.

(2) Reflects compensation paid to Mr. Keiser pursuant to an agreement entered into by the Company and Mr. Keiser dated February 1, 1990 (the "Keiser Agreement"), whereby Mr. Keiser received phantom stock appreciation rights in common stock of PepsiCo, Inc which vested fully on February 1, 1994. The purpose of the Keiser Agreement was for the Company to replace the value of stock options which Mr. Keiser then held with his former employer, PepsiCo. Pursuant to the Keiser Agreement, Mr. Keiser exercised the remainder of his stock appreciation rights in 1995. The compensation paid to Mr. Keiser upon such exercise as reported above is equivalent to the difference in the base value of the PepsiCo, Inc. common stock (as defined in the Keiser Agreement) and the fair market value of such stock on the date of exercise.

EMPLOYMENT AGREEMENT

    The Company has entered into an employment agreement with its Chief Operating Officer, Kenneth E. Keiser (the "Employment Agreement"). Under the terms of the Employment Agreement, Mr. Keiser receives a base salary as determined by the Company's board of directors, with any increases in such base salary subject to the unanimous approval of the board of directors. Pursuant to the Employment Agreement, Mr. Keiser is also eligible to participate in Company incentive plans and receive an incentive bonus and fringe benefits available to other employees of the Company.

    The Employment Agreement is renewable for one year terms each February 1 (the "Term"). In the event Mr. Keiser's employment is terminated for any reason prior to the expiration of a Term, Mr. Keiser is prohibited, through such Term, from (i) providing services, directly or indirectly, to any person or organization which is in the same or similar business as or is in competition with the Company, (ii) advising any Company employee or anyone in the service of the Company to compete with the Company or (iii) advising any competitor of the Company to engage the services of any Company employee or anyone in the service of the Company.

EMPLOYEE BENEFIT PLANS

GENERAL.

    The Company makes a variety of benefits available to its employees. The Company sponsors welfare benefits programs that provide health, dental, life and accidental death and dismemberment insurance coverage to substantially all employees. The Company does not presently maintain or contribute to any defined benefit pension plans or multiemployer pension plans.

INCENTIVE PLANS.

    The Company adopted a Superior Performance Incentive Bonus Agreement for certain executives and officers of the Company in 1991. The incentive plan provides for payments to participants upon meeting or exceeding certain operating income goals. Awards under this plan are fully vested and paid three years following the date of grant in the event the Company meets certain operating income goals during each year of the vesting period. In the event the Company fails to meet the operating income goals for a particular year during the vesting period, the amount payable may be reduced by one-third.

PHANTOM STOCK PLAN.

    Effective January 1994, the Company's board of directors approved a Phantom Stock Plan (the "Phantom Stock Plan") which provides for the issuance of phantom stock awards to select officers and other key employees of the Company. A total of 1,000,000 shares of Common Stock are deemed outstanding pursuant to the Phantom Stock Plan, and are adjusted to reflect any additional shareholder capital contributions. The Company's board of directors, or a committee authorized by the Company's board of directors, has authority to administer (the "Administrator") the Phantom Stock Plan, select those officers and key employees eligible to participate in the Phantom Stock Plan, determine whether and to what extent phantom stock will be granted, determine the terms and conditions of any phantom stock granted under the Phantom Stock Plan, determine whether participants may enter into deemed purchases of phantom stock with deferred bonuses, and interpret, prescribe, amend or rescind the regulations relating to the Phantom Stock Plan. The Phantom Stock Plan will remain in effect until terminated by the board of directors of the Company.

    The value of each phantom share award will be at the date of the grant of the award, (i) the average of the Company's operating cash flow for the prior three years multiplied by a factor established from time to time by the Administrator to reflect the value of the Company, plus any excess cash less any debt and preferred stock outstanding, divided by (ii) the number of deemed shares outstanding. Participants are entitled to payment in the amount of the increase in value of the phantom share from the date of grant to the date of an event of distribution. Each phantom share award, other than deemed purchases of phantom shares, will be 100% vested at the earlier of the third anniversary of the date of the grant of the phantom award, the participant's death, disability, involuntary termination or retirement at age 65, or the sale of all or substantially all of the assets of the Company or a change of stock ownership of greater than 50%, excluding purchases by the Pohlad Companies, its shareholders or their family members or its affiliates. During employment with the Company and for a period of three years following an event of distribution, participants are subject to a non-compete and non-solicitation restriction in consideration for phantom share awards. The Company made no payments pursuant to the Phantom Stock Plan during fiscal year 1995.

401(K) PLAN.

    The Company sponsors a 401(k) retirement savings plan for substantially all employees of the Company who are at least 21 years of age and have been employed by the Company for one year. An employee may contribute, on a pre-tax basis, up to 10% of the employee's covered compensation, not to exceed contribution amounts established under the Internal Revenue Code. Contributions are allocated to each employee's individual account and are, at the employee's election, invested in various investment alternatives offered by the plan trustee. Employee contributions are fully vested and nonforfeitable. The Company matches employee contributions up to $500.

BOARD OF DIRECTOR COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company's Executive Committee, which determines compensation levels for the Company's executives and officers, includes Robert C. Pohlad, the Company's Chief Executive Officer. Mr. Pohlad's services to the Company are provided pursuant to a Management Agreement between the Company and the Pohlad Companies, and Mr. Pohlad receives no compensation from the Company. See "Certain Transactions--Management Agreement." Other than Mr. Pohlad, none of the members of the Company's Executive Committee is an officer or employee or former officer or employee of the Company. None of the Company's executive officers serves on the board of any entity of which any committee member is an executive officer or director or on the compensation committee of the board of any entity, one of whose executive officers serves as a director of the Company.

                              SECURITIES OWNERSHIP

    As of the close of business on September 30, 1996, the Company had outstanding 53,251.80 shares of common stock, $.01 par value per share ("Common Stock"), and 5,386.48 shares of non-convertible series AA preferred stock, $.01 par value per share ("Preferred Stock"). The Common Stock consists of 20,301.87 shares of voting Common Stock and 32,949.93 shares of non-voting Common Stock.

    The following table contains certain information as of September 30, 1996 as to the number of shares of voting Common Stock beneficially owned by (i) each person known by the Company to own beneficially more than five percent (5%) of the Company's stock, (ii) each person who is a director of the Company, (iii) each executive officer named in the Summary Compensation Table and (iv) all persons who are directors and officers of the Company as a group, and as to the percentage of the outstanding shares held by them on such date. Unless otherwise noted, each person identified below possesses sole voting and investment power with respect to such shares.

                                                                                                COMMON STOCK
                                                                                      --------------------------------
                                                                                      NUMBER OF SHARES
                                                                                        BENEFICIALLY      PERCENT OF
NAME OF BENEFICIAL OWNER OR GROUP                                                           OWNED            CLASS
------------------------------------------------------------------------------------  -----------------  -------------
Pohlad Companies....................................................................       12,037.87            59.3%
  Dain Bosworth Plaza
  Suite 3880
  Minneapolis, MN 55402
Arbeit & Co.........................................................................        4,187.92            20.6
  c/o ADLER MANAGEMENT CORP.
  601 Second Avenue South
  Suite 4950
  Minneapolis, MN 55402
Equity Beverage, Inc................................................................        3,221.57            15.9
  1 Pepsi Way
  Mail Drop 812, Floor 8N
  Somers, NY 10589
Robert C. Pohlad(1).................................................................       12,137.87            59.8
John H. Agee(2).....................................................................        4,187.92            20.6
Brenda C. Barnes....................................................................         --               --
Donald E. Benson....................................................................         --               --
John F. Bierbaum....................................................................           22.00           *
Christopher E. Clouser..............................................................         --               --
Philip N. Hughes....................................................................         --               --
Gerald A. Schwalbach................................................................         --               --
John F. Woodhead....................................................................         --               --
Kenneth E. Keiser...................................................................          532.51             2.6
Charles M. Pullias..................................................................         --               --
Jay S. Hulbert......................................................................         --               --
Raymond R. Stitle...................................................................         --               --
Bradley J. Braun....................................................................         --               --
All directors and executive officers as a group (16 persons)(3).....................       16,880.30            83.1%

------------------------

*   Less than 1%

(1) Includes 12,037.87 shares owned by the Pohlad Companies. Robert C. Pohlad is a one-third owner of the Pohlad Companies and exercises shared investment and voting power over such shares with the remaining owners of the Pohlad Companies.

(2) Includes 4,187.92 shares owned by Arbeit & Co. John H. Agee has power of attorney and exercises sole investment and voting power over such shares.

(3) Includes 12,037.87 shares owned by the Pohlad Companies, of which Robert C. Pohlad is a one-third owner, and 4,187.92 shares owned by Arbeit & Co., over which John H. Agee has power of attorney.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT AGREEMENT

    The services of the Company's Chief Executive Officer, Robert C. Pohlad, and Chief Financial Officer, John F. Bierbaum, are provided to the Company pursuant to a Management Agreement between the Company and the Pohlad Companies. The Pohlad Companies owns 59.3% of the Company's voting Common Stock. Robert C. Pohlad owns one-third of the Pohlad Companies. The Pohlad Companies is a holding and management services company which has interests in several entities, including Dakota Beverage Corp., Inc. and the Company. Neither Robert C. Pohlad nor John F. Bierbaum receives any compensation from the Company, except that John F. Bierbaum participates in the Company's Superior Performance Incentive Bonus Plan. See "Risk Factors--Dependence on Management Agreement."

    Subject to any limitations imposed by the Company's Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, Shareholders' Agreement, dated September 23, 1993 (the "Governing Documents"), or board of directors, the Pohlad Companies has the authority under the Management Agreement to: (i) administer, manage and direct the Company and its business and properties; (ii) monitor the day to day operations of the Company and make recommendations with respect thereto; (iii) investigate and make recommendations with respect to the selection and conduct of relations with the Company's consultants and technical advisors; and (iv) conduct all negotiations with franchisors. Subject to the limitations imposed by the Governing Documents, the Management Agreement and any other contractual limitations imposed on or obligating the Company, the Pohlad Companies also has the authority to: (i) cause the Company to expend its funds to further its business; (ii) sell, hypothecate, exchange, trade or otherwise dispose of the Company's properties or its interests therein; (iii) cause the Company to borrow money; (iv) refer to arbitration, settle, prosecute or defend any legal matter, proceeding or claim involving the Company; (v) mortgage, pledge, grant security interests in or otherwise encumber Company assets; and (vi) retain or employ and coordinate the services of all employees necessary to further the Company's business.

    The Management Agreement provides that the Pohlad Companies may devote as much time to the management of the Company as the Pohlad Companies deems necessary and that the Pohlad Companies may engage in any other businesses, including the bottling and distribution of soft drinks.

    For services performed pursuant to the Management Agreement, the Company pays the Pohlad Companies a management fee and a transaction fee. The management fee is paid monthly in advance at an annual rate equivalent to $400,000 multiplied by the ratio of the CPI as of the year preceding the date of computation to the CPI as of 1987; PROVIDED that the management fee cannot be less than $500,000. The transaction fee is payable upon the acquisition of additional franchises and is equivalent to 1.5% of the Company's acquisition cost of such franchises. In 1995, the Company paid the Pohlad Companies $520,000 in management fees pursuant to the Management Agreement and owes the Pohlad Companies $134,000 in transaction fees for that year.

    The Management Agreement may be terminated by either the Company or the Pohlad Companies when the Pohlad Companies or its affiliates cease to hold Common Stock or when the Pohlad Companies is no longer controlled by members of the Pohlad family. For purposes of the Management Agreement, an

"affiliate" of the Pohlad Companies means any person or entity controlling or controlled by or under common control with the Pohlad Companies, and "control" means the power to direct the management and policies of the Pohlad Companies, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of the Management Agreement, members of the Pohlad family means Carl R. Pohlad and his spouse, children, grandchildren, sons-in-law, daughters-in-law, any corporation or partnership controlled by or affiliated with any of the foregoing and any employees of such corporations or partnerships, and any trust or foundation in which any of the foregoing has a substantial beneficial interest or serves as a trustee or in any similar capacity and retains voting powers of securities held in the trust or foundation. Robert C. Pohlad and his brothers, James O. Pohlad and William M. Pohlad, are all sons of Carl R. Pohlad, and the owners of all the equity interest of the Pohlad Companies.

JOINT VENTURE

    All of the Joint Venture's bottling and canning requirements (the "Joint Venture Requirements") are provided by the Company. The Company charges the Joint Venture for the Joint Venture Requirements at its net cost, which includes the actual cost of such requirements plus a proportionate charge for depreciation, amortization and cost of capital. See "Business--Joint Venture."

    The profits (or losses) of the Joint Venture include an allocation of the profits (or losses) of the Company's manufacturing facilities in Reserve, Louisiana and Collierville, Tennessee. The Joint Venture's allocation is equal to the total profits (or losses) of such facilities multiplied by a fraction, the numerator being the Joint Venture Requirements and the denominator being the Joint Venture Requirements plus all other requirements of such facilities by the Company's other distribution facilities.

    The Company in its role as Managing Venturer of the Joint Venture may cause the Joint Venture to borrow funds to support the operations of the Joint Venture. To the extent the Joint Venture is unable to borrow such funds, the Managing Venturer may call upon Poydras and the Company to make loans to the Joint Venture (the "Mandatory Loans") in proportion to their respective ownership interests, in such amounts and payable at such times, in such manner and on such terms as may reasonably be determined by the Managing Venturer; PROVIDED, HOWEVER, that unless and until determined otherwise by the Management Committee, Mandatory Loans will bear interest, payable quarterly, at a rate per annum equal to 1.0% over the prime or reference rate announced from time to time by Citibank, N.A. In the event either Poydras or the Company fails to make a Mandatory Loan (the "Refusing Venturer"), the party which has made the Mandatory Loan may (i) pursue any and all legal remedies against the Refusing Venturer and recover costs and expenses from the Refusing Venturer in connection with the pursuit of such remedies or (ii) make a loan to the Refusing Venturer in the amount of the Refusing Venturer's Mandatory Loan, which loan will bear interest, payable monthly, at a rate per annum equal to 5.0% over the prime or reference rate announced from time to time by Citibank, N.A. The Company had loaned approximately $22.4 million to the Joint Venture as of September 30, 1996, of which $3.0 million was a Mandatory Loan. Poydras had loaned approximately $1.8 million to the Joint Venture as of September 30, 1996, all of which was a Mandatory Loan.

    Personnel employed by the Joint Venture who also provide services to the Company or any entity directly or indirectly controlling, controlled by or under common control with the Company, any officer, director, employee or partner of the Company or any entity for which an officer, director or partner of the Company acts in any capacity or any affiliate of the foregoing will be paid by the Company or its affiliate proportionately. All personnel employed by the Company or its affiliate who also provide services to the Joint Venture will be paid by the Joint Venture proportionately.

    To the extent that the Company provides management and support functions to the Joint Venture from its office in Memphis, Tennessee, the Joint Venture will reimburse the Company for such services, including a proportionate share of (i) the reasonable overhead and administrative costs associated with the Company's Memphis office and (ii) the management fee, exclusive of travel and other expenses, paid by the Company pursuant to the Management Agreement. See "--Management Agreement." The Joint Venture's obligation to pay such costs and fees is subject to the following limitations: (i) the management fee shall not exceed $500,000, as adjusted annually for changes in the CPI, as provided in the Management Agreement; (ii) the Memphis office costs and the management fee described above shall be allocated to the Joint Venture according to the proportion that the number of cases distributed by the Joint Venture bears to the total number of cases distributed by the Joint Venture, the Company, its affiliates and others provided management and/or support services by the Memphis office; and (iii) only costs attributable to services being provided to the Joint Venture shall be allocated to the Joint Venture. Except for the proportionate share of overhead and administrative costs associated with such management and support functions, the Joint Venture will not reimburse the Company or Poydras for items generally constituting direct overhead or administrative expenses of the business.

CERTAIN BUSINESS RELATIONSHIPS

    Brian D. Wenger, the Company's secretary, is a shareholder in the law firm of Briggs and Morgan, P.A. which acts as counsel for the Company. Brenda C. Barnes, one of the Company's directors, is President and Chief Executive Officer of Pepsi-Cola of North America, the domestic soft drink division of PepsiCo, Inc. PepsiCo is the Company's primary franchisor.

SHAREHOLDERS' AGREEMENT

    The Company and its shareholders entered into an Amended and Restated Shareholders' Agreement dated as of September 23, 1993 (the "Shareholders' Agreement"). The Shareholders' Agreement restricts the sale or transfer of (i) any Common Stock of the Company or the beneficial ownership thereof or (ii) any franchise rights relating to PepsiCo (the "Franchise Rights"), except for those sales or transfers to any affiliate of the Pohlad Companies or to any affiliate of the owner of the Common Stock or Franchise Rights. The Shareholders' Agreement further provides that a holder of Common Stock or Franchise Rights desiring to sell such Common Stock or Franchise Rights will first grant to Equity Beverage, Inc. ("Equity Beverage") the right to purchase any Common Stock or Franchise Rights at a purchase price equal to the higher of (i) the price negotiated between the holder of Common Stock or Franchise Rights and Equity Beverage or (ii) the price determined by two nationally recognized independent investment or merchant banks, one selected by Equity Beverage and the other selected by the holder of Common Stock or Franchise Rights. See "Securities Ownership."

    The Shareholders' Agreement provides that, for a period of 10 years following the date of the Shareholders' Agreement, each of PepsiCo,Inc. and Arbeit & Co. may nominate one director, and the holders of at least 60.0% of the Company's non-voting Common Stock may nominate two directors to the Company's board of directors. Under the Shareholders' Agreement, the holders of the Company's Common Stock agree to elect such nominees to the Company's board of directors.

    The Shareholders' Agreement also requires the Pohlad Companies to offer to the Company, for a period of 10 years following the date of the Shareholders' Agreement, any business opportunities available to the Pohlad Companies in the Company's existing territories or in certain states surrounding the Company's existing territories to bottle or distribute brand name soft drinks or carbonated water pursuant to franchise or similar agreements.

    The Pohlad Companies and certain members of the Pohlad family and their affiliates may elect to purchase shares of the Company's Preferred Stock from the holders thereof for a purchase price of $5,000 per share, plus accrued and unpaid dividends. Such election is valid through September 15, 2013.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Exchange Notes will be issued pursuant to an Indenture (the "Indenture") between the Company, as issuer, and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture and the Registration Rights Agreement are available as set forth under "Available Information." The definitions of certain terms used in the following summary are set forth below under the caption "--Certain Definitions."

PRINCIPAL, MATURITY AND INTEREST

    The Notes will be limited in aggregate principal amount to $120.0 million and will mature on December 15, 2003. Interest on the Notes will accrue at the rate of 9 3/4% per annum and will be payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 1997, to holders of record on the immediately preceding June 1 and December 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 17, 1996. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, interest and Liquidated Damages on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes; PROVIDED that all payments with respect to Global Notes and Certificated Notes (as such terms are defined below under the caption "--Book-Entry, Delivery and Form") the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be in the office of the Trustee maintained for such purpose. The Notes will be issued only in fully registered form, without coupons and in denominations of $1,000 and integral multiples thereof.

    The Company may in the future, subject to the restrictions contained in the Credit Agreement and described below under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," issue additional Notes under the Indenture. No offering of any such additional Notes is being or shall in any manner be deemed to be made by this Prospectus. There can be no assurance as to when or whether the Company will issue any such additional Notes or as to the aggregate principal amount of such additional Notes. In addition, any such additional Notes may only be offered or sold pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement. See "--Registration Rights; Liquidated Damages."

RANKING

    The Exchange Notes will be general senior unsecured obligations of the Company. The Exchange Notes will rank PARI PASSU in right of payment with all of the Company's existing and future unsecured Senior Indebtedness and will be senior in right of payment to all existing and future subordinated Indebtedness of the Company. The Credit Agreement is secured by a first priority, perfected security interest in the Company's and any future guarantor's accounts receivable and inventory. Secured creditors of the Company will have a claim on the assets which secure the obligations of the Company prior to claims of holders of the Notes against those assets. The Exchange Notes will be effectively subordinated to such security interests to the extent of such security interests. See "Risk Factors--Unsecured Status of the Notes" and "--Effective Subordination to Creditors of the Company's Non-Guarantor Subsidiaries."

    On a pro forma basis, after giving effect to the Financing Transactions, at September 30, 1996, the principal amount of total Indebtedness outstanding of the Company on a consolidated basis would have been approximately $162.6 million, of which (i) approximately $125.4 million would have been Senior Indebtedness and (ii) approximately $37.2 million would have been subordinated debt. Of the approximately $125.4 million of Senior Indebtedness, (i) approximately $0.5 million would have been secured debt and (ii) approximately $4.5 million would have been debt of the Company's subsidiaries to which the holders of the Exchange Notes would have been effectively subordinated. The Company has unused borrowing capacity of up to $30.0 million under the Credit Agreement. The terms of the Indenture permit the Company to incur additional Indebtedness, subject to certain limitations. See the discussion below under the captions "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" and "--Certain Covenants--Liens."

OPTIONAL REDEMPTION

    The Notes will not be redeemable at the Company's option prior to December 15, 2000. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

YEAR                                                                               PERCENTAGE
--------------------------------------------------------------------------------  ------------
2000............................................................................     104.8750%
2001............................................................................     102.4375%
2002 and thereafter.............................................................     100.0000%

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis; PROVIDED that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

    The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment Date"). Within 30 days after the date of any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) irrevocably deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so tendered together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of Notes so tendered and accepted for payment the Change of Control Purchase Price for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. Although the existence of a holder's right to require the Company to repurchase the Notes in respect of a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control, the provisions of the Indenture relating to a Change of Control in and of themselves may not afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, recapitalization, restructuring, merger or similar transaction involving the Company that may adversely affect holders, if such transaction is not the type of transaction included within the definition of a Change of Control.

    The Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, secured creditors of the Company, which include the lenders under the Credit Agreement, will have a claim on the assets of the Company that secure the obligations of the Company prior to claims of holders of the Notes against those assets.

    The meaning of the phrase "all or substantially all", as used in the definition of "Change of Control" with respect to a sale of assets varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to a Change of Control Offer.

    Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant Liens on its or their property, to make Restricted Payments and to make Asset Sales also may make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. In certain circumstances, such restrictions and the restrictions on transactions with Affiliates may make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries. While such restrictions cover a variety of arrangements which traditionally have been used to effect highly leveraged transactions, the Indenture may not afford the holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

ASSET SALES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, engage in an Asset Sale unless (i) the Company (or such Subsidiary) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of, and in the case of a lease of assets, a lease providing for rent and other conditions which are no less favorable to the Company (or such Subsidiary) in any material respect than the then prevailing market conditions (evidenced in each case by a resolution of the board of directors of the Company set forth in an officers' certificate delivered to the Trustee), and
(ii) at least 85% (100% in the case of lease payments) of the consideration therefor received by the Company (or such Subsidiary) is in the form of cash or Cash Equivalents, PROVIDED that for purposes of this clause (ii), "cash" shall include the amount of any Indebtedness for money borrowed and any Capital Lease Obligation that (x) is assumed by the transferee of any such assets or other property in such Asset Sale or (y) with respect to the sale or other disposition of all of the Capital Stock of any Subsidiary of the Company, remains the liability of such Subsidiary subsequent to such sale or other disposition, but only to the extent that such assumption, sale or other disposition, as the case may be, is effected on a basis under which there is no further recourse to the Company or any of its Subsidiaries with respect to such liability.

    The Company may apply Net Proceeds of an Asset Sale, at its option, within 180 days after the consummation of such an Asset Sale (a) to permanently reduce any outstanding Indebtedness (i) of the Company (and to correspondingly reduce the commitments, if any, with respect thereto) under the Credit Agreement or that ranks PARI PASSU with the Notes or (ii) owed by any Joint Venture to any owner of Equity Interests in such Joint Venture, provided in the case of this clause (ii) that the Net Proceeds being so applied result from an Asset Sale by or relating to such Joint Venture, (b) to acquire another business or any substantial part of another business or other long-term assets, in each case, in or used or useful in, the same or a similar line of business as the Company was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof (including the Capital Stock of another Person engaged in such business, PROVIDED such other Person is, or immediately after giving effect to any such acquisition shall become, a Wholly Owned Subsidiary of the Company), or (c) to reimburse the Company (or its Subsidiaries) for expenditures made, and costs incurred, to repair, rebuild, replace or restore property subject to loss, damage or taking to the extent that the Net Proceeds consist of insurance proceeds received on account of such loss, damage or taking. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Bank Debt (without any obligation to reduce the commitments thereunder) or otherwise invest such Net Proceeds temporarily in Cash Equivalents. All amounts received by the Company from any Joint Venture pursuant to clause (a)(ii) of the second preceding sentence shall constitute Net Proceeds of an Asset Sale for purposes of this paragraph. Any Net Proceeds from Asset Sales that are not applied within 180 days after the consummation of an Asset Sale as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all holders of Notes (an "Asset Sale Offer") to purchase, on a pro rata basis, the principal amount of Notes equal in amount to the Excess Proceeds (and not just the amount thereof that exceeds $5.0 million), at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof plus accrued but unpaid interest and Liquidated Damages, if any, thereon exceeds the amount of Excess

Proceeds, the Company shall select the Notes to be purchased on a pro rata basis. If the aggregate principal amount of Notes (plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase) tendered pursuant to such Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds following the completion of the Asset Sale Offer for general corporate purposes (subject to the other provisions of the Indenture), and the amount of Excess Proceeds then required to be otherwise applied in accordance with this covenant shall be reset to zero, subject to any subsequent Asset Sale.

    In the event of the transfer of substantially all (but not all) of the property and assets of the Company as an entirety to a Person in a transaction permitted under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" below, the successor corporation shall be deemed to have sold the properties and assets of the Company not so transferred for purposes of this covenant and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Proceeds for purposes of this covenant.

    If at any time any non-cash consideration received by the Company in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.

    The Company will comply with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes as a result of a Change of Control or an Asset Sale.

CERTAIN COVENANTS

OWNERSHIP OF AND LIENS ON CAPITAL STOCK OF SUBSIDIARIES

    The Indenture provides that the Company (i) will not permit any Person (other than the Company or any Wholly Owned Subsidiary of the Company) to own any Capital Stock of any Subsidiary of the Company and (ii) will not permit any Subsidiary of the Company to issue Capital Stock (except to the Company or to a Wholly Owned Subsidiary) or create, incur, assume or suffer to exist any Lien thereon, in each case except (a) directors' qualifying shares, (b) Capital Stock issued prior to the time such Person became a Subsidiary of the Company, PROVIDED that such Capital Stock was not issued in anticipation of such transaction, (c) any Equity Interests owned by Poydras in Louisiana Beverage and outstanding on the date of the Indenture, (d) if such Subsidiary merges with another Subsidiary of the Company, (e) if such Subsidiary ceases to be a Subsidiary of the Company (as a result of the sale of 100% of the shares of such Subsidiary, the Net Proceeds from which are applied in accordance with "--Repurchase at the Option of Holders--Asset Sales"), (f) Liens on Capital Stock of any Subsidiary of the Company to secure Indebtedness incurred under the Credit Agreement (and any Permitted Refinancing Indebtedness relating thereto),
(g) Liens existing on the date of the Indenture under the Joint Venture Agreement relating to Louisiana Beverage or (h) Liens on Capital Stock of any Subsidiary of the Company granted in accordance with the provisions of the Indenture described below under the caption "--Liens."

RESTRICTED PAYMENTS

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution of any kind or character (whether in cash, securities or other property) on account of any class of the Company's or any of its Subsidiaries' Equity Interests or to holders thereof (including, without limitation, any payment to stockholders of the Company in connection with a merger or consolidation involving the Company), other than (a) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the

Company or (b) dividends or distributions payable solely to the Company or any Wholly Owned Subsidiary of the Company and, if such Subsidiary is not a Wholly Owned Subsidiary of the Company, payable simultaneously to its minority shareholders on a pro rata basis; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any Subsidiary of the Company, any Unrestricted Subsidiary or any other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company that is PARI PASSU with or subordinated to the Senior Notes prior to any scheduled repayment date, mandatory sinking fund payment date or final maturity date (other than the Senior Notes), other than through the purchase, redemption or acquisition by the Company of Indebtedness of the Company or any of its Subsidiaries through the issuance in exchange therefor of Equity Interests (other than Disqualified Stock) of the Company; or (iv) make any Investment (other than Permitted Investments) (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (b) at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by the Company and its Subsidiaries on or after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of the second sentence of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale after the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company or an Unrestricted Subsidiary and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), subject to the first sentence of the next succeeding paragraph, plus (iii) 100% of the net reduction in Investments in any Joint Venture or Unrestricted Subsidiary resulting from payments of dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Subsidiary of the Company from such Joint Venture or Unrestricted Subsidiary (except to the extent that any such payment is included in the calculation of Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Subsidiaries of the Company, PROVIDED that the amount included in this clause (iii) shall not exceed the amount of Investments previously made by the Company and its Subsidiaries in such Joint Venture or Unrestricted Subsidiary.

    Notwithstanding the foregoing, the aggregate amount of Restricted Payments permitted by paragraph (c) above shall be reduced (but not below zero) by the aggregate amount of Investments (except to the extent repaid) by the Company after the date of the Indenture in Louisiana Beverage and in any other Joint Venture. The foregoing clauses (b) and (c) will not prohibit (i) the payment of any dividend on any class of Capital Stock of the Company or any Subsidiary of the Company within 60 days after the date of declaration thereof, if on the date on which such dividend was declared such payment would have complied with the provisions of the Indenture; (ii) the making of any Investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company or to any Unrestricted Subsidiary) of Equity Interests of the Company (other than Disqualified Stock); PROVIDED that any net cash proceeds that are utilized for any such Investment, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; (iii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company or to any Unrestricted Subsidiary) of other Equity Interests of the Company (other than any Disqualified Stock), PROVIDED that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; and (iv) the defeasance, redemption or repurchase of PARI PASSU or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company or to any Unrestricted Subsidiary) of Equity Interests of the Company (other than Disqualified Stock), PROVIDED that any net cash proceeds that are utilized for any such defeasance, redemption or repurchase, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph.

    The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the board of directors set forth in an officers' certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described under this caption were computed, which calculations may be based upon the Company's latest available financial statements.

    As of the date of the Indenture, none of the Company's Subsidiaries is an Unrestricted Subsidiary. For purposes of designating any Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted under the Indenture at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. An Unrestricted Subsidiary and all of its Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of Preferred Stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired Indebtedness) and the Company may issue shares of Disqualified Stock if: (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 1.75 to 1.0 if such Indebtedness is incurred on or before December 15, 1998 and 2.0 to 1.0 if such Indebtedness is incurred after December 15, 1998, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; and (ii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

    The foregoing limitations on the incurrence of Indebtedness will not apply to:

        (i) the incurrence by the Company of Indebtedness under the Credit Agreement in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $30.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount of or the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales" and less the aggregate principal amount of outstanding Indebtedness permitted under clause (xii) below;

        (ii) the incurrence by the Company of Indebtedness represented by the Notes;

       (iii) any Preferred Stock of the Company outstanding on the date of the Indenture;

        (iv) the Company's 11% Subordinated Notes Due 2003;

        (v) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Subsidiary or any Permitted Refinancing Indebtedness thereof, PROVIDED that
    (a) the aggregate principal amount of any such Indebtedness does not exceed 100% of the purchase price or cost of the property to which such Indebtedness relates, (b) the Indebtedness is incurred within 180 days of the acquisition, construction or improvement of such property and (c) the aggregate principal amount of such Indebtedness outstanding, together with the aggregate principal amount of Attributable Indebtedness with respect to Sale and Leaseback Transactions permitted under clause (vi) below at any time shall not exceed $5.0 million;

        (vi) Attributable Indebtedness with respect to Sale and Leaseback Transactions permitted under the caption below "--Limitation on Sale and Leaseback Transactions", PROVIDED that the aggregate principal amount of such Indebtedness outstanding, together with the aggregate principal amount of Indebtedness permitted under clause (v) above, at any time shall not exceed $5.0 million;

       (vii) the incurrence by the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, any Indebtedness described in clause (i) above or Indebtedness outstanding on the date of this Indenture that is owed by Louisiana Beverage to the Company or to Poydras;

      (viii) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries or between or among any Wholly Owned Subsidiaries; PROVIDED that, in the case of Indebtedness of the Company, such obligations shall be unsecured and subordinated in case of an event of default in all respects to the Company's obligations pursuant to the Notes; and PROVIDED, HOWEVER, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Subsidiary of the Company and (b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, to which this clause (viii) no longer applies;

        (ix) the incurrence by the Company of Hedging Obligations;

        (x) the incurrence by Subsidiaries (other than Joint Ventures) of Indebtedness represented by clause (v) of this covenant;

        (xi) Indebtedness evidenced by Investments by the Company (and any other Person) in Joint Ventures that are permitted under "--Restricted Payments" above;

       (xii) incurrence of Indebtedness by any Joint Venture (other than Indebtedness owed to the Company by such Joint Venture) in an aggregate principal amount at any time outstanding not to exceed $5.0 million, PROVIDED that the aggregate principal amount of Indebtedness permitted at any time under clause (i) above shall be reduced by the aggregate principal amount of outstanding Indebtedness permitted under this clause (xii);

      (xiii) Indebtedness incurred by the Company in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, any of the Company's 11% Subordinated Notes Due 2003, PROVIDED (a) the Indebtedness so incurred by the Company (1) is not senior in right of payment to the Notes, (2) has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Notes, (3) does not have a stated maturity earlier than the stated maturity of the Notes and
    (4) does not permit redemption or other retirement (including pursuant to any required offer to purchase to be made by the Company or a Subsidiary of the Company) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Notes, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to a required offer to purchase made by the Company or a Subsidiary of the Company) which is conditioned upon a change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture described under "--Repurchase at the Option of Holders--Change of Control" above; and (b) the Company satisfies the conditions described under clauses (i) and (ii) of the preceding paragraph; and

       (xiv) the incurrence by the Company of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $2.0 million.

LIENS

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any of its assets, now owned or hereafter acquired, securing any Indebtedness, unless the Notes are secured equally and ratably with such other Indebtedness; PROVIDED that, if such Indebtedness is by its terms expressly subordinate or junior to the Notes, the Lien securing such subordinate or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes with the same relative priority as such subordinate or junior Indebtedness shall have with respect to the Notes. The foregoing restrictions shall not apply to the following Liens:

        (i) Liens under the Credit Agreement;

        (ii) Liens securing only the Notes;

       (iii) Liens to secure Indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of the property subject to such Liens and permitted by the provisions of the Indenture described above under clause (v) of the second sentence under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; PROVIDED that such Lien does not extend to or cover any property other than such item of property and any improvements on such item;

        (iv) Liens securing Attributable Indebtedness of the Company incurred with respect to Sale and Leaseback Transactions permitted by the Indenture; PROVIDED that such Lien does not extend to or cover any property other than the property sold and leased back pursuant to such Sale and Leaseback Transaction;

        (v) Liens outstanding on the date of Indenture under the Joint Venture Agreement relating to Louisiana Beverage;

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
        (vi) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation or contemplation of such acquisition or the financing of such acquisition) and securing Acquired Indebtedness; PROVIDED that such Lien does not extend to or cover any property other than such item of property and any improvements on such item;

       (vii) (a) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (b) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings, promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; and (c) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; and

      (viii) Liens to secure Permitted Refinancing Indebtedness of any Indebtedness secured by Liens referred to in the foregoing clauses (i),
    (iii) or (iv), so long as such Lien does not extend to any other property.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Company to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness or other obligation owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries, (iii) sell, lease or transfer any of its properties or assets to the Company or any of its Subsidiaries, or (iv) guarantee the obligations of the Company evidenced by the Notes or any renewals, refinancings, exchanges, refundings or extensions thereof, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture consisting of capital leases whose encumbrances or restrictions are limited to the property subject to such leases, (b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that the Consolidated EBITDA of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (e) any document or instrument governing Indebtedness incurred pursuant to clause (v) of the second paragraph under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock," PROVIDED that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, or (f) Permitted Refinancing Indebtedness of Indebtedness described in clause (d) hereof, PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture provides that the Company will not, and the Company will not permit any Subsidiary of the Company to, in a single transaction or series of related transactions, consolidate or merge with or into

(other than the consolidation or merger of a Wholly Owned Subsidiary of the Company with another Wholly Owned Subsidiary of the Company or into the Company) (whether or not the Company or such Subsidiary is the surviving corporation), or directly and/or indirectly through its Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries (determined on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one or more related transactions to, another corporation, Person or entity unless:

        (i) either (a) the Company, in the case of a transaction involving the Company, or such Subsidiary, in the case of a transaction involving a Subsidiary of the Company, is the surviving corporation or (b) in the case of a transaction involving the Company or such Subsidiary, the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Subsidiary) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Notes and the Indenture, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

        (ii) immediately after such transaction no Default or Event of Default exists;

       (iii) in the case of a transaction involving the Company, the Company or, if other than the Company, the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (a) will have Consolidated Net Worth immediately after the transaction on a pro forma basis equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock";

        (iv) if, as a result of any such transaction, property or assets of the Company would become subject to a Lien securing Indebtedness not excepted from the provisions of the Indenture described above under the caption "--Liens," the Company or the surviving entity, as the case may be, shall have secured the Notes as required by such provisions; and

        (v) the Company shall have delivered to the Trustee an officers' certificate and, except in the case of a merger of a Subsidiary of the Company into the Company or into a Wholly Owned Subsidiary of the Company, an opinion of counsel, each stating that such consolidation, merger, conveyance, lease or disposition and any supplemental indenture with respect thereto, comply with all of the terms of this covenant and that all conditions precedent provided for in this provision relating to such transaction or series of transactions have been complied with.

    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company, except in the case of a merger of a Subsidiary of the Company into the Company or into a Wholly Owned Subsidiary of the Company.

TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, after the date of the Indenture, in any one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its properties, assets or services to, or make any payment to, or purchase any property, assets or services from, or enter into or make any agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), other than Exempt Affiliate Transactions, unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable arm's-length transaction by the Company or such Subsidiary with a Person that is not an Affiliate and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction entered into after the date of the Indenture involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors of the Company and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $2.5 million, a written opinion issued by an independent financial advisor of national standing that such Affiliate Transaction is fair to the Company or such Subsidiary, as the case may be, from a financial point of view.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Indenture provides that the Company will not, and will not cause or permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless (a) after giving pro forma effect to any such Sale and Leaseback Transaction, the Company or such Subsidiary, as the case may be, could incur the Attributable Indebtedness relating to such Sale and Leaseback Transaction under the covenants described above under the captions "--Incurrence of Indebtedness and Issuance of Preferred Stock" and "--Liens," (b) the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value of such property, as determined by the board of directors of the Company, such determination to be evidenced by a resolution of the board of directors of the Company, (c) the aggregate rent payable by the Company or such Subsidiary in respect of such Sale and Leaseback Transaction is not in excess of the fair market rental value of the property leased pursuant to such Sale and Leaseback Transaction and (d) the Company applies the Net Proceeds of the property sold pursuant to the Sale and Leaseback Transaction as provided above under the caption "--Repurchase at the Option of Holders--Asset Sales," to the extent required therein.

REPORTS

    The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the holders of Notes, and file with the Trustee, within 15 days after it is or would have been required to file such with the Commission (i) all quarterly and annual financial information that is or would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company is or were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that are or would be required to be filed with the Commission on Form 8-K if the Company is or were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, at any time after the Company files the Exchange Offer Registration Statement or a Shelf Registration Statement, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders, the Trustee and to securities analysts and prospective investors, upon their request, the information specified in Rule 144A(d)(4) under the Securities Act.

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
EVENTS OF DEFAULT AND REMEDIES

    The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Change of Control," "--Repurchase at the Option of Holders--Asset Sales," "--Certain Covenants--Ownership of and Liens on Capital Stock of Subsidiaries," "--Restricted Payments," "--Incurrence of Indebtedness and Issuance of Preferred Stock" or "Merger, Consolidation or Sale of Assets";
(iv) failure by the Company to comply with any of its other agreements or covenants in the Indenture or the Notes for 30 days after written notice by the Trustee or holders of at least 25% of the aggregate principal amount of the Notes outstanding; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or interest on such Indebtedness when due after giving effect to applicable grace periods (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness as to which there has been a Payment Default or the maturity of which has been so accelerated, exceeds in the aggregate $2.5 million; (vi) failure by the Company or any of its Subsidiaries to pay final judgments (not fully covered by insurance) which exceed in the aggregate $2.5 million, which judgments are not paid, discharged or stayed for a period of 30 days; and (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Subsidiaries.

    If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of all of the then outstanding Notes may declare all the Notes to be due and payable immediately. After such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of principal, interest, premium or Liquidated Damages that have become due solely because of such acceleration, have been cured or waived as provided in the Indenture. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Subsidiary of the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that if a Default occurs and is continuing, generally the Trustee must give notice of such Default to the holders within 90 days after the occurrence of such Default. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or premium, if any, or interest or Liquidated Damages) if it determines that withholding notice is in their interest.

    The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages on, or the principal of, any Note (except a payment default resulting from an acceleration that has been rescinded) or in respect of a provision that cannot be amended or waived without the consent of the holder affected. See "--Amendment, Supplement and Waiver."

    No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 30 days. However, such restrictions do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest or Liquidated Damages, if any, on such Note on or after the respective due dates expressed in such Note.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation, solely by reason of its status as a director, officer, incorporator or stockholder of the Company. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    At its option and at any time, the Company may elect to have all of the obligations of the Company discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the Company's obligations under the Registration Rights Agreement, (iv) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (v) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the written opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the U.S. reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the U.S. reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) after giving effect thereto or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; (vii) such Legal Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and (viii) the Company must deliver to the Trustee an officers' certificate and a opinion of counsel, each stating that all conditions precedent relating to Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Notes in accordance with the Indenture. The Trustee will act as paying agent and registrar for the Notes. The Company, the registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents as well as certifications, legal opinions and other information, and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes), and any existing default or failure to comply with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

    Without the consent of each holder, an amendment or waiver may not: (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or premium on or change the fixed maturity of any Note or alter or waive any of the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"), (viii) modify the ranking or priority of the Notes or (ix) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of Certificated Notes, to provide for the assumption of the Company's obligations to holders of Notes in the case of a merger or consolidation, to secure the Notes, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the interests of the holders of the Notes in any material respect, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or to provide for the issuance of additional Senior Notes pursuant to the Indenture to the extent permitted under the restrictions contained in the Credit Agreement and described under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

PAYMENTS FOR CONSENT

    Neither the Company nor any of its Subsidiaries or Unrestricted Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

CONCERNING THE TRUSTEE

    Norwest Bank Minnesota, National Association is the Trustee under the Indenture. The Trustee's current address is Sixth and Marquette, Minneapolis, Minnesota 55479.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not have been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Delta Beverage Group, Inc., 2221 Democrat Road, Memphis, Tennessee 38132, Attention: Chief Operating Officer.

BOOK-ENTRY, DELIVERY AND FORM

    The Exchange Notes initially will be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited with the Trustee as custodian for The Depository Trust Company (the

"Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

    The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants exchanging Senior Notes for Exchange Notes with portions of the principal amount of the Global Note and (ii) ownership of the Exchange Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Holders are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to own, transfer or pledge Exchange Notes evidenced by the Global Note will be limited to such extent.

    So long as the Global Note Holder is the registered owner of any Exchange Notes, the Global Note Holder will be considered the sole holder under the Indenture of any Exchange Notes evidenced by the Global Note. Beneficial owners of Exchange Notes evidenced by the Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Senior Notes.

    Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on any Exchange Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Exchange Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Exchange Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to change the issuance of Exchange Notes in the form of Certificated Securities under the Indenture then, upon surrender by the Global Note

Holder of its Global Note, Certificated Notes will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Exchange Notes.

    Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME-DAY SETTLEMENT AND PAYMENT

    The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes represented by the Global Note are expected to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

GOVERNING LAW

    The Indenture and the Notes will be governed by the law of the State of New York.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    The Company and the Initial Purchaser entered into a Registration Rights Agreement (the "Registration Rights Agreement") on December 17, 1996. Pursuant to the Registration Rights Agreement, the Company has agreed, for the benefit of the holders of the Senior Notes, at the Company's expense, to (i) file on or prior to 30 days after the Closing Date an Exchange Offer Registration Statement with the Commission with respect to a registered offer to exchange the Senior Notes for Exchange Notes to be issued under the Indenture and with terms that will be identical in all respects to the Senior Notes (except that the Liquidated Damages provisions and transfer restrictions will be modified or eliminated, as appropriate, and that the Exchange Notes will not be entitled to registration rights) and, (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act on or prior to 135 days after the Closing Date and (iii) use its best efforts to consummate the Exchange Offer on or prior to 135 days after the date of the Closing Date. Promptly after the Exchange Offer Registration Statement is declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Senior Notes. The Company will keep the Exchange Offer open for not less than 30 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Senior Notes. For each Senior Note tendered to the Company pursuant to the Exchange Offer and not validly withdrawn by the holder thereof, the holder of such Senior Note will receive a Exchange Note having a principal amount equal to the principal amount of such surrendered Senior Note.


    Based on existing interpretations of the Securities Act by the Staff set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes that will be issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the holders thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Senior Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the

Exchange Notes (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above-mentioned no-action letters, (ii) will not be able to tender its Senior Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Senior Notes unless such sale or transfer is made pursuant to an exemption from such requirements. Holders of Exchange Notes who are participating in a distribution must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions. The Company has not sought, and does not intend to seek, its own no-action letter on these issues. There can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer.


    Each holder of the Senior Notes who wishes to exchange Senior Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (an "Exchanging Dealer") who acquired the Senior Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Exchanging Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company will make available to Exchanging Dealers the Prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes.

    In the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any reason the Exchange Offer is not consummated on or prior to 135 days after the Closing Date or in certain other circumstances, the Company will, at its expense, (i) as promptly as practicable, and in any event on or prior to 30 days after such filing obligation arises, file with the Commission a shelf registration statement (the "Shelf Registration Statement") covering resales of the Senior Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to 45 days after such filing occurs and (iii) use its best efforts to keep effective the Shelf Registration Statement until three years after its effective date (or such shorter period that will terminate when all the Senior Notes covered thereby have been sold pursuant thereto or in certain other circumstances). The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Senior Notes covered by the Shelf Registration Statement copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Senior Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Senior Notes. A holder of Senior Notes that sells such Senior Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification obligations). In addition, each holder of the Senior Notes will be required to deliver certain information to be used in connection with the Shelf Registration Statement in order to have its Senior Notes included in the Shelf Registration. If (a) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 30 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), then the Company will pay liquidated damages

("Liquidated Damages") to each holder of Senior Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Senior Notes held by such holder for each week or portion thereof during which such Registration Default continues. The amount of the Liquidated Damages for such Registration Default will increase by an additional $.05 per week per $1,000 principal amount of Senior Notes with respect to each subsequent 90-day period until such Registration Default has been cured, up to an aggregate maximum amount of Liquidated Damages of $.30 per week per $1,000 principal amount of Senior Notes for all Registration Defaults. All accrued Liquidated Damages will be paid by the Company on each interest payment date with respect to the Senior Notes. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease and all accrued and unpaid Liquidated Damages shall be paid promptly thereafter.

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is available as set forth above under "Available Information."

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED INDEBTEDNESS" means, with respect to any specified Person, (i) any Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, and in either case for purposes of the Indenture shall be deemed to be incurred by such specified Person at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person or at the time such asset is acquired by such specified Person, as the case may be.

    "AFFILIATE" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i). For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of any class, or any series of any class, of equity securities of a Person, whether or not voting, shall be deemed to be control.

    "AGENT BANK" means NationsBank, N.A. and its successors under the Credit Agreement.

    "ASSET SALE" means with respect to any Person, the sale, lease, conveyance, disposition or other transfer, that does not constitute a Restricted Payment or an Investment, by such Person of any of its properties or assets (including, without limitation, by way of a Sale and Leaseback Transaction and including the issuance, sale or other transfer of any Equity Interest in any Subsidiary or the sale or transfer of Equity Interests in any Unrestricted Subsidiary of such Person) other than to the Company (including the receipt of proceeds of insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, and including the receipt of proceeds of business interruption insurance), in each case, in one or a series of related transactions; PROVIDED, that notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, in accordance with the terms of the covenant described under the caption "--Certain Covenants--Merger,

Consolidation or Sale of Assets," (b) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business consistent with past practice, (c) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (d) an issuance of Equity Interests by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, PROVIDED that the consideration paid by the Company or such Wholly Owned Subsidiary of the Company for such Equity Interests shall be deemed to be an Investment, or (e) the sale or other disposition of cash or Cash Equivalents.

    "ATTRIBUTABLE INDEBTEDNESS" means, in respect of a Sale and Leaseback Transaction at the time of determination thereof, the greater of (i) the capitalized amount in respect of such transaction that would appear on the face of a balance sheet of the lessee in accordance with GAAP and (ii) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENT" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the United States is pledged in support thereof) having maturities not more than twelve months from the date of acquisition, (b) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than twelve months from the date of acquisition, and (c) commercial paper issued by any Approved Lender (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-2 (or the equivalent thereof) or better by Standard & Poor's or P-2 (or the equivalent thereof) or better by Moody's and maturing within twelve months of the date of acquisition.

    "CHANGE OF CONTROL" means such time as either:

        (i) (a) the Pohlad Companies or any Person, 80% of the voting power of the Voting Stock of which Person is owned by the Pohlad Family, ceases to be, directly or indirectly, the beneficial owners in the aggregate of more than 50% of the voting power of the Voting Stock of the Company on a fully diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company convertible into or exercisable for Voting Stock of the Company (whether or not such securities are then currently convertible or exercisable) or (b) the Pohlad Family ceases to be, directly or indirectly, the beneficial owner in the aggregate of more than 80% of the voting power of the Voting Stock of the Pohlad Companies; or

        (ii) any "person" or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) (other than (a) an underwriter conducting a firm commitment underwriting of the Company's Voting Stock or (b) Pepsi or any Affiliate of Pepsi) has become, directly or indirectly, the "beneficial owner"

    (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), by way of merger, consolidation or otherwise, of 25% or more of the voting power of the Voting Stock of the Company on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company convertible into or exercisable for Voting Stock of the Company (whether or not such securities are then currently convertible or exercisable); or

       (iii) the sale, lease or transfer of all or substantially all of the assets of the Company to any Person or group; or

        (iv) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the board of directors of the Company, together with any new members of such board of directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the members of such board of directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors of the Company then in office; or

        (v) the Company consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Company (in each case, whether or not in compliance with the terms of the Indenture), in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Voting Stock of the Company immediately prior to such consummation shall cease to own a majority of the Voting Stock of the Company or the surviving entity if other than the Company.

    "CONSOLIDATED EBITDA" means, with respect to any Person for any period, the sum of, without duplication, (i) the Consolidated Net Income of such Person and its Subsidiaries for such period, plus (ii) the Fixed Charges for such period, plus (iii) amortization of deferred financing charges for such period, plus (iv) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (v) consolidated depreciation, amortization and other noncash charges of such Person and its Subsidiaries required to be reflected as expenses on the books and records of such Person, minus (vi) cash payments with respect to any nonrecurring, noncash charges previously added back pursuant to clause
(v), and excluding (vii) the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other noncash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (unless such approval has been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such approval has been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income (if positive) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded, and
(v) the Net Income of, or any dividends or other distributions from, any Unrestricted Subsidiary, to the extent otherwise included, shall be excluded, until distributed in cash to the Company or one of its Subsidiaries.

    "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person (other than purchase accounting adjustments made, in connection with any acquisition of any entity that becomes a consolidated Subsidiary of such Person after the date of the Indenture, to the book value of the assets of such entity), (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined on a consolidated basis in accordance with GAAP.

    "CREDIT AGREEMENT" means that certain Credit Agreement, dated as of the date of the Indenture, by and among the Company and NationsBank, N.A., as administrative agent, and the lenders parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, increased, renewed, refunded, replaced, restated or refinanced from time to time.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DISQUALIFIED STOCK" means (a) with respect to any Person, Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date which is one year after the date on which the Notes mature and (b) with respect to any Subsidiary of such Person (including with respect to any Subsidiary of the Company), any Capital Stock other than any common stock with no preference, privileges, or redemption or repayment provisions.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock), whether outstanding prior to, on or after the date of the Indenture.

    "EXEMPT AFFILIATE TRANSACTIONS" means (a) transactions between or among the Company and/or its Wholly Owned Subsidiaries, (b) advances to officers of the Company or any Subsidiary of the Company in the ordinary course of business to provide for the payment of reasonable expenses incurred by such persons in the performance of their responsibilities to the Company or such Subsidiary or in connection with any relocation not to exceed $500,000 in any fiscal year of the Company, (c) fees and compensation paid to and indemnity provided on behalf of directors, officers or employees of the Company or any Subsidiary of the Company in the ordinary course of business, (d) any employment agreement that is in effect on the date of the Indenture in the ordinary course of business and any such agreement entered into by the Company or a Subsidiary of the Company after the date of the Indenture in the ordinary course of business of the Company or such Subsidiary, (e) payments to Pepsi in the ordinary course of business and contemplated by any distributor or franchise agreement between the Company and Pepsi, and (f) any Restricted Payment that is not prohibited by the covenant set forth under the caption "--Certain Covenants--Restricted Payments" above or any Permitted Investment.

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    "EXISTING INDEBTEDNESS" means the Indebtedness of the Company and its
Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

    "FIXED CHARGE COVERAGE RATIO" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Subsidiaries for such period to the Fixed Charges of such Person and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated EBITDA for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

    "FIXED CHARGES" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period (net of any interest income) including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations and any Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing charges for such period and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of
(a) all cash dividend payments (and noncash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person payable to a party other than the Company or a Wholly Owned Subsidiary, multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States which are in effect on the date of the Indenture.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters

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of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness. The term "Guarantee" used as a verb shall have a correlative meaning.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person entered into in the ordinary course of business under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other similar financial agreements or arrangements designed to protect such Person against, or manage the exposure of such Person to, fluctuations in interest rates, and (ii) forward exchange agreements, currency swap, currency option and other similar financial agreements or arrangements designed to protect such Person against, or manage the exposure of such Person to, fluctuations in foreign currency exchange rates.

    "INDEBTEDNESS" means, with respect to any Person on any date of determination (without duplication), any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations, or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or other extensions of credit or capital contributions (excluding advances to officers of the type specified in clause (b) of the definition of Exempt Affiliate Transactions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; PROVIDED that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Unrestricted Subsidiary as a Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the board of directors.

    "JOINT VENTURE" means (i) Louisiana Beverage and (ii) any other single-purpose corporation, partnership or other legal arrangement hereafter formed by the Company or any of its Subsidiaries with another Person in order to conduct a common venture or enterprise in or related to the same line of business as the Company with such Person through a separate legal entity, provided that at least 51% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such corporation, partnership or other legal arrangement is at all times owned or controlled, directly or indirectly, by the Company.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected

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under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "LOUISIANA BEVERAGE" means the Pepsi Cola/Seven-Up Beverage Group of Louisiana, a Louisiana general partnership.

    "NET INCOME" means, with respect to any Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale and Leaseback Transactions) or
(b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of the direct costs and expenses relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), taxes paid or payable as a result thereof, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "NON-RECOURSE DEBT" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
(b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

    "OBLIGATIONS" means any principal, interest, special interest, penalties, premiums, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED INVESTMENTS" means (a) any Investments in the Company; (b) any Investments in Cash Equivalents; (c) Investments made as a result of the receipt of noncash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales"; (d) Investments outstanding as of the date of the Indenture; (e) Investments in Wholly Owned Subsidiaries of the Company and any entity that (i) is engaged in the same or a similar line of business as the Company or any of its Subsidiaries was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof and (ii) as a result of such Investment, becomes a Wholly Owned Subsidiary of the Company; (f) Investments by the Company (other than as permitted by clause (g) below) in Joint Ventures, PROVIDED the aggregate amount of such Investments (except to the extent repaid) permitted under this clause (f) at any time shall not exceed $10.0 million; and (g) Investments by the Company (other than as permitted under clause (f) above) in a Joint Venture, PROVIDED (i) after giving effect to such Investment, the Fixed Charge Coverage Ratio for such Joint Venture's or the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Investment is made would have been at least 2.0 to 1.0, (ii) no Default or Event of Default has occurred and is continuing or would result therefrom, and (iii) the aggregate amount of Investments (except to the extent repaid) permitted under this clause (g) at any time shall not exceed $10.0 million.

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
    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; PROVIDED that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness (x) has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, (y) does not have a stated maturity earlier than the stated maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (z) does not permit redemption or other retirement (including pursuant to any required offer to purchase to be made by the Company or a Subsidiary of the Company) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to a required offer to purchase made by the Company or a Subsidiary of the Company) which is conditioned upon a change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture described under "--Repurchase at the Option of Holders--Change of Control" above; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Permitted Refinancing Indebtedness is incurred either by the Company or by the Subsidiary of the Company that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded. Permitted Refinancing Indebtedness also shall include Indebtedness incurred by the Company, the net proceeds of which are used to repay all or any portion of any outstanding Indebtedness of any Joint Venture, PROVIDED the Indebtedness so incurred by the Company (a) meets the requirements of clauses (i)-(iii) of the preceding sentence and (b) is not senior in right of payment to the Notes.

    "PERSON" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

    "POHLAD FAMILY" means James O. Pohlad, Robert C. Pohlad, William M. Pohlad and their spouses, lineal descendants (including adoptive children), parents and siblings and their heirs, legatees, legal representatives and all trusts established by any of them for estate planning purposes of which any such individuals are the sole beneficiaries or grantors.

    "POYDRAS" means Poydras Street Investors LLC, a Louisiana limited liability company and successor in interest to the Seven-Up/Royal Crown Bottling Company of Louisiana, Inc.

    "PREFERRED STOCK," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "PURCHASE MONEY OBLIGATIONS" of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the construction and/or acquisition of real or personal property to be used in the business of such Person or any of its Subsidiaries (excluding accounts payable to trade creditors incurred in the ordinary course of business), which obligation is secured by a Lien on such property constructed or acquired.

    "SALE AND LEASEBACK TRANSACTION" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset

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of such Person which has been or is being sold or transferred by such Person more than 180 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

    "SENIOR BANK DEBT" means the Obligations outstanding under the Credit Agreement.

    "SENIOR INDEBTEDNESS" means, with respect to the Company, (i) the Senior Bank Debt and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (i) any liability for federal, state, local or other taxes owed or owing by the Company,
(ii) any Indebtedness of the Company to any of its Subsidiaries, Unrestricted Subsidiaries or other Affiliates, (iii) any trade payables or (iv) any Indebtedness to the extent that it is incurred in violation of the Indenture. "Senior Indebtedness" means, with respect to any future guarantor, any guarantee by such guarantor of Senior Indebtedness of the Company.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof). Notwithstanding the foregoing, an Unrestricted Subsidiary and all of its Subsidiaries shall not be Subsidiaries of the Company for any purposes of the Indenture.

    "UNRESTRICTED SUBSIDIARY" means (i) any Person that (a) is acquired or formed after the date of the Indenture, (b) at the time of acquisition or formation shall be designated an Unrestricted Subsidiary by the board of directors of the Company in the manner provided below and (c) would, but for such designation, be a Subsidiary of the Company and (ii) any Subsidiary of an Unrestricted Subsidiary. The board of directors of the Company shall make any such designation if (i) such Subsidiary does not, directly or indirectly, own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; (ii) the amount of the Investment by the Company or any of its Subsidiaries in such Unrestricted Subsidiary would be permitted under "--Certain Covenants--Restricted Payments" as a "Restricted Payment" after giving effect to the designation; and (iii) all Indebtedness of such Unrestricted Subsidiary is Non-Recourse Debt. The board of directors of the Company may designate any Unrestricted Subsidiary to be a Subsidiary; PROVIDED, HOWEVER, that immediately after giving pro forma effect to such designation (i) the Company could incur $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test in "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" and (ii) no Default or Event of Default shall have occurred and be continuing following such designation. Any such designation by the board of directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing provisions.

    "U.S. GOVERNMENT OBLIGATIONS" means (i) securities that are (a) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the

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option of the issuer thereof; and (ii) depositary receipts issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (i) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal or interest on any U.S. Government Obligation which is so specified and held, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest of the U.S. Government Obligation evidenced by such depositary receipt.

    "VOTING STOCK" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payments at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person. Unrestricted Subsidiaries shall not be included in the definition of Wholly Owned Subsidiary for any purpose of the Indenture.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT AGREEMENT

    On December 16, 1996, the Company entered into a $30.0 million revolving credit facility with a syndicate of lenders (the "Lenders") led by NationsBanc Capital Markets, Inc., as syndication agent (the "Syndication Agent"), and NationsBank, N.A., as administrative agent (the "Administrative Agent"). The revolving credit facility includes a $10.0 million sublimit for the issuance of letters of credit and a swingline facility of up to $2.5 million. Borrowings under the revolving credit facility will be used to refinance existing indebtedness of the Company, to provide for expenses associated with such refinancing and as working capital. The revolving credit facility commitment will terminate five years after the date of closing.

    The revolving credit facility will bear interest, at the Company's option, at the London Interbank Offered Rate (LIBOR) for one, two, three or six months, or an alternative base rate equal to the higher of (i) the Administrative Agent's prime rate or (ii) the federal funds rate plus 0.50% per annum, plus a margin which will depend on the Company's senior debt to EBITDA ratio. Swingline loans will bear interest at a rate to be mutually agreed upon by the Company and the Administrative Agent.

    Loans made pursuant to the revolving credit facility will be made subject to availability. Availability will be determined by a monthly borrowing base equal to the sum of approximately 80.0% of the Company's eligible receivables and approximately 50.0% of the Company's eligible inventory, exclusive of the eligible receivables and inventory of the Joint Venture.

    The Company paid an upfront fee necessary to reduce the Administrative Agent's commitment to a level not to exceed $10.0 million. At closing and at each anniversary date thereafter, the Company paid and will pay an annual fee to the Administrative Agent. In addition, the Company will pay a fronting fee to the Administrative Agent for each letter of credit equal to a percentage of the face amount of each letter of credit.

    The Company may repay the revolving credit facility loans in whole or in part at any time, in an amount of not less than $1.0 million, subject to breakage costs associated with prepaying a LIBOR loan.

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The Company may reduce the revolving credit facility commitment at any time, in an amount of not less than $5.0 million, subject to breakage costs associated with prepaying a LIBOR loan.

    The revolving credit facility will be guaranteed by any future subsidiaries of the Company and by the Joint Venture in the event the Company becomes the sole owner of the Joint Venture.

    Repayment of the indebtedness evidenced by the Credit Agreement will be secured by a first priority, perfected security interest in the Company's and any future guarantor's accounts receivable and inventory, and in all of the capital stock of any future guarantors.

    The Credit Agreement contains customary covenants and restrictions on the Company's ability to engage in certain activities. In addition, the Credit Agreement provides that the Company must meet or exceed certain financial ratios on a quarterly basis. The Credit Agreement also includes customary events of default.

11% SUBORDINATED NOTES

    The Company is also currently indebted in the aggregate principal amount of approximately $37.2 million under its 11% Subordinated Notes issued under a Note Exchange Agreement dated as of September 23, 1993 (the "Note Exchange Agreement"), between the Company, as issuer, and certain lenders. The Subordinated Notes represent unsecured general obligations of the Company, subordinate in right of payment to the Notes and certain other obligations of the Company. Interest on the indebtedness evidenced by the Subordinated Notes is payable at the annual rate of 11% semiannually on April 1 and October 1, and may be paid, at the option of the Company, in the form of cash or additional notes in an aggregate principal amount equal to the amount of interest accrued (the "PIK Notes"). The rate of interest on the PIK Notes may be 11% or 15%, as determined by certain terms in the agreement entered into by the Company and certain lenders on September 23, 1993, as amended, regarding the 1993 Senior Notes. The Subordinated Notes will mature on December 23, 2003, PROVIDED, HOWEVER, that if any debt pursuant to the agreement entered into by the Company and certain lenders on September 23, 1993, as amended, regarding the establishment of the revolving credit facility (the "1993 Credit Agreement") or any debt which refinances such indebtedness remains outstanding on that date, the maturity date of the Subordinated Notes may be extended at the discretion of the Company. The 1993 Senior Notes were retired and the debt pursuant to the 1993 Credit Agreement has been repaid as of December 20, 1996. See "Use of Proceeds." The Note Exchange Agreement does not contain any financial covenants, nor any limitation on the Company's ability to incur Senior Debt, as hereinafter defined.

    The indebtedness evidenced by the Subordinated Notes and the payment of principal and interest thereon, including any redemption or repurchase price, are subordinate and subject in right of payment to the prior payment in full of all Senior Debt, including the Notes. "Senior Debt" means all indebtedness of the Company for money borrowed, other than the Subordinated Notes, except indebtedness that by the terms of the instrument or instruments by which such indebtedness was created, incurred or assumed expressly provides that it is junior and subordinate in right of payment to the Subordinated Notes.

    The Subordinated Notes are redeemable at the option of the Company at any time, on 60 days' notice, in whole or in part, in units of $1,000,000 or integral multiples of $100,000 in excess thereof. The prepayment price is the aggregate principal amount of the Subordinated Notes to be prepaid then outstanding, plus interest accrued on the amount to be prepaid through and including the date fixed for prepayment.

PREFERRED STOCK

    As of September 30, 1996, the Company had 30,000 authorized shares of Preferred Stock of which 5,386.48 shares were outstanding. The Preferred Stock ranks prior to the Company's voting Common Stock and non-voting Common Stock with respect to dividend rights, rights on liquidation, winding up and

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dissolution of the Company. The holders of Preferred Stock have no rights to convert their shares into any other class or series of stock of the Company.

    Holders of Preferred Stock have no right to vote with respect to matters submitted to the stockholders of the Company, except (a) as may be specifically required by Delaware law, (b) the affirmative vote of the holders of at least 75.0% of the outstanding Preferred Stock is required for: (i) any merger, consolidation or sale of substantially all of the assets of the Corporation;
(ii) any dissolution or liquidation of the Corporation; (iii) any issuance of additional shares of capital stock having any preference or priority over the Preferred Stock; (iv) any issuance of shares of Preferred Stock other than the shares to be issued pursuant to the Stock Exchange Agreement between the Corporation and the holders identified therein dated September 23, 1993 or any shares of Preferred Stock issued as dividends pursuant to Article VI of the Company's Certificate of Incorporation; (v) any increase in the number of authorized shares of any class of capital stock of the Corporation, and (c) the approval by the affirmative vote of all of the then outstanding shares of Preferred Stock is required for any change in the voting, dividend or liquidation preferences of the shares of Preferred Stock.

    Holders of Preferred Stock are entitled to receive dividends at the annual rate of 6.0%, compounded quarterly, based on the liquidation price per share of Preferred Stock as defined in the Company's Certificate of Incorporation, which annual rate will automatically increase by 2.0% on October 1, 2004 and will increase by 2.0% on each October 1 thereafter; PROVIDED, HOWEVER, in no event will the cumulative increase exceed 8.0%. Quarterly dividends are fully cumulative, whether or not in any dividend period there are funds legally available for payment, and begin to accrue on shares of Preferred Stock on issuance of such shares and cease to accrue at the earliest of: (i) the cancellation of such shares or (ii) the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Payment of dividends is made quarterly, and may be made in cash or in additional shares of Preferred Stock, PROVIDED, HOWEVER, that the Company is obligated to pay such dividends in cash, unless otherwise prohibited by any other agreement entered into by the Company relating to the Company's then existing debt. Holders of Preferred Stock are entitled to receive dividends in preference to and in priority over any dividends on the voting Common Stock and the non-voting Common Stock. So long as any shares of Preferred Stock are outstanding, the Company may not declare, pay or set apart for payment any dividends on the voting Common Stock or the non-voting Common Stock.

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of Preferred Stock are entitled to be paid, prior and in preference to any distribution of any assets of the Company to the holders of shares of voting Common Stock or non-voting Common Stock, out of the assets of the Company available for distribution to its shareholders, an amount equal to $5,000 per share, subject to adjustment in the event the Company subdivides the outstanding shares of Preferred Stock or issues a dividend other than the quarterly dividend described herein, plus an amount equal to the accumulated or accrued but unpaid dividends to the holders of Preferred Stock.

                              PLAN OF DISTRIBUTION


    Based on interpretations by the Staff set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act PROVIDED that such Exchange Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Holders of Exchange Notes who are participating in a distribution must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions. The Company has not sought, and does not intend to seek, its own no-action letter on these issues. There can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer.


    Each broker-dealer (a "Participating Broker-Dealer") who receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Senior Notes where such Senior Notes were acquired as a result of market-making activities or other trading activities.

    The Company has agreed that, starting on the Expiration Date and ending on the close of business 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use
in connection with any such resale. In addition, until            , 1997, all
dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus.

    Each holder of the Senior Notes who wishes to exchange its Senior Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Senior Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale made by it of such Exchange Notes.

    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer who requests such documents in the Letter of Transmittal.

    The Company has agreed to pay all expenses incidental to the Exchange Offer (including the expenses of one counsel for the holders of the Senior Notes) other than commissions and concessions of any brokers or dealers and will indemnify holders of the Senior Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS



    Certain matters with respect to the legality of the Exchange Notes and with respect to the federal income tax matters discussed under "Prospectus Summary--Federal Income Tax Consequences" and "The Exchange Offer--Federal Income Tax Consequences" will be passed upon for the Company by Briggs and Morgan, Professional Association, Minneapolis, Minnesota.

                                    EXPERTS

    The audited financial statements of the Company as of December 31, 1994 and 1995, and for each of the three years ended December 31, 1995, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS
                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                                                                                                               PAGE
                                                                                                             ---------
AUDITED FINANCIAL STATEMENTS
  Report of Independent Public Accountants.................................................................        F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995.............................................        F-3
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995...............        F-4
  Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993, 1994 and 1995.....        F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995...............        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7
UNAUDITED INTERIM FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of December 31, 1995 and September 30, 1996 (unaudited)...................       F-19
  Consolidated Statements of Operations for the nine months ended September 30, 1995 and 1996
    (unaudited)............................................................................................       F-20
  Consolidated Statements of Cash Flows for the nine months ended September 30, 1995 and 1996
    (unaudited)............................................................................................       F-21
  Notes to Consolidated Financial Statements (unaudited)...................................................       F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Delta Beverage Group, Inc.:

    We have audited the accompanying consolidated balance sheets of DELTA BEVERAGE GROUP, INC. (a Delaware corporation) and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Beverage Group, Inc. and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years ended December 31, 1995 in conformity with generally accepted accounting principles.

    As discussed in Notes 2 and 6 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                          ARTHUR ANDERSEN LLP

Memphis, Tennessee,
November 15, 1996.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                               AS OF DECEMBER 31
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                                 1994       1995
                                                                                               ---------  ---------
CURRENT ASSETS:
  Cash and cash equivalents..................................................................  $   9,540  $   7,933
  Receivables, net of allowance for doubtful accounts of $461 and $433.......................
    Trade....................................................................................     21,253     19,047
    Marketing and advertising................................................................      9,421      6,472
    Other....................................................................................      1,432      2,013
  Inventories, at cost (Note 4)..............................................................     17,020     13,517
  Bottles, cases and pallets, at deposit value...............................................      4,220      5,511
  Prepaid expenses and other.................................................................      1,240      1,027
  Deferred income taxes (Note 6).............................................................      3,882      2,324
                                                                                               ---------  ---------
    Total current assets.....................................................................     68,008     57,844
                                                                                               ---------  ---------

PROPERTY AND EQUIPMENT:
  Land.......................................................................................      2,108      4,639
  Buildings and improvements.................................................................     11,283     15,614
  Machinery and equipment....................................................................     65,666     72,216
                                                                                               ---------  ---------
                                                                                                  79,057     92,469
  Less accumulated depreciation and amortization.............................................    (44,744)   (46,556)
                                                                                               ---------  ---------
                                                                                                  34,313     45,913
                                                                                               ---------  ---------

OTHER ASSETS:
  Cost of franchises in excess of net assets acquired, net of accumulated amortization of
    $39,856 and $43,382......................................................................    114,946    116,839
  Deferred income taxes (Note 6).............................................................     24,995     24,931
  Deferred financing costs and other.........................................................      2,443      2,910
                                                                                               ---------  ---------
                                                                                                 142,384    144,680
                                                                                               ---------  ---------
                                                                                               $ 244,705  $ 248,437
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt and other liabilities.................................  $  11,721  $   7,643
  Accounts payable...........................................................................      9,985      7,250
  Accrued liabilities (Note 5)...............................................................     18,062     15,114
                                                                                               ---------  ---------
    Total current liabilities................................................................     39,768     30,007
                                                                                               ---------  ---------

LONG-TERM DEBT AND OTHER LIABILITIES (Note 8)................................................    132,508    150,507

MINORITY INTEREST............................................................................      5,769      5,205
COMMITMENTS AND CONTINGENCIES (Notes 10 and 13)
STOCKHOLDERS' EQUITY (Note 9):
  Preferred stock--
    Series AA, $5,000 stated value, 30,000 shares authorized, 4,853.35 and 5,151.18 shares
     issued and outstanding..................................................................     24,267     25,756
  Common stock--
    Voting, $.01 par value, 60,000 shares authorized, 20,301.87 shares issued and
     outstanding.............................................................................     --         --
    Nonvoting, $.01 par value, 35,000 shares authorized, 32,949.93 shares issued and
     outstanding.............................................................................     --         --
  Additional paid-in capital.................................................................    115,765    115,765
  Accumulated deficit........................................................................    (73,340)   (78,781)
  Deferred compensation (Note 12)............................................................        (32)       (22)
                                                                                               ---------  ---------
                                                                                                  66,660     62,718
                                                                                               ---------  ---------
                                                                                               $ 244,705  $ 248,437
                                                                                               ---------  ---------
                                                                                               ---------  ---------

      The accompanying notes are an integral part of these balance sheets.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
OPERATIONS:
  Net sales..................................................................  $  225,173  $  245,472  $  284,709
  Cost of sales..............................................................     147,573     162,667     198,777
                                                                               ----------  ----------  ----------
    Gross profit.............................................................      77,600      82,805      85,932
  Selling, general and administrative expenses...............................      60,164      62,710      71,802
  Amortization of franchise costs and other intangibles......................       4,246       3,631       3,576
                                                                               ----------  ----------  ----------
    Operating income.........................................................      13,190      16,464      10,554
                                                                               ----------  ----------  ----------
OTHER EXPENSES:
  Interest...................................................................      18,433      12,152      13,254
  Other, net.................................................................          65         (45)         75
                                                                               ----------  ----------  ----------
                                                                                   18,498      12,107      13,329
                                                                               ----------  ----------  ----------
INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST, EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE......................................      (5,308)      4,357      (2,775)
  Income tax (provision) benefit.............................................         189      (3,262)     (1,641)
  Minority interest, net of taxes............................................         (11)     --             464
                                                                               ----------  ----------  ----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING
 CHANGE......................................................................      (5,130)      1,095      (3,952)
  Extraordinary item--loss on extinguishment of debt, net of income tax
    benefit of $600 (Note 7).................................................        (415)     --          --
  Cumulative effect of change in method of accounting for income taxes (Note
    6).......................................................................      15,824      --          --
                                                                               ----------  ----------  ----------
NET INCOME (LOSS)............................................................  $   10,279  $    1,095  $   (3,952)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
EARNINGS PER COMMON SHARE:
  Income (loss) before extraordinary item and cumulative effect of accounting
    change...................................................................  $  (318.11) $    (5.83) $  (102.18)
  Extraordinary item.........................................................      (18.12)     --          --
  Cumulative effect of accounting change.....................................      691.30      --          --
                                                                               ----------  ----------  ----------
  Net income (loss)..........................................................  $   355.07  $    (5.83) $  (102.18)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

        The accompanying notes are an integral part of these statements.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                             (DOLLARS IN THOUSANDS)

                                                                     PREFERRED STOCK
                                     -------------------------------------------------------------------------------
                                          SERIES AA            SERIES A            SERIES B            SERIES C
                                     -------------------  ------------------  ------------------  ------------------
                                     NUMBER OF            NUMBER OF           NUMBER OF           NUMBER OF
                                      SHARES     AMOUNT    SHARES    AMOUNT    SHARES    AMOUNT    SHARES    AMOUNT
                                     ---------  --------  ---------  -------  ---------  -------  ---------  -------
BALANCE AT DECEMBER 31, 1992........    --      $ --       2,783.85  $ --      3,214.77  $ --      3,356.52  $ --
Preferred stock dividends, Series B
  and C.............................    --        --         --        --        291.47    --        304.33    --
Exchange of Series A, B and C
  preferred stock for common stock..    --        --      (2,783.85)   --     (3,506.24)   --     (3,660.85)   --
Notes for Series AA preferred stock
  and common stock.................. 4,500.00    22,500      --        --        --        --        --        --
Preferred stock dividends, Series
  AA................................    72.76       364      --        --        --        --        --        --

Recognition of expense under
  deferred compensation plan........    --        --         --        --        --        --        --        --
Net income..........................    --        --         --        --        --        --        --        --
                                     ---------  --------  ---------  -------  ---------  -------  ---------  -------

BALANCE AT DECEMBER 31, 1993........ 4,572.76    22,864      --        --        --        --        --        --
Preferred stock dividends...........   280.59     1,403      --        --        --        --        --        --
Sale of common stock................    --        --         --        --        --        --        --        --
Recognition of expense under
  deferred compensation plan........    --        --         --        --        --        --        --        --
Net income..........................    --        --         --        --        --        --        --        --
                                     ---------  --------  ---------  -------  ---------  -------  ---------  -------

BALANCE AT DECEMBER 31, 1994........ 4,853.35    24,267      --        --        --        --        --        --
Preferred stock dividends...........   297.83     1,489      --        --        --        --        --        --
Recognition of expense under
  deferred compensation plan........    --        --         --        --        --        --        --        --
Compensation net loss...............    --        --         --        --        --        --        --        --
                                     ---------  --------  ---------  -------  ---------  -------  ---------  -------

BALANCE AT DECEMBER 31, 1995........ 5,151.18   $25,756      --      $ --        --      $ --        --      $ --
                                     ---------  --------  ---------  -------  ---------  -------  ---------  -------
                                     ---------  --------  ---------  -------  ---------  -------  ---------  -------

                                                   COMMON STOCK
                                     ----------------------------------------

                                           VOTING              NONVOTING
                                     -------------------  -------------------  ADDITIONAL ACCUMU-   DEFERRED
                                     NUMBER OF            NUMBER OF             PAID-IN    LATED    COMPEN-
                                      SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL   DEFICIT   SATION    TOTAL
                                     ---------  --------  ---------  --------  ---------  --------  -------  --------
BALANCE AT DECEMBER 31, 1992........  2,238.15  $ --         --      $ --      $ 84,908   $(81,160) $  (65)  $  3,683
Preferred stock dividends, Series B
  and C.............................    --        --         --        --         1,787    (1,787)    --        --
Exchange of Series A, B and C
  preferred stock for common stock.. 17,531.21    --      21,088.09    --         --        --        --        --
Notes for Series AA preferred stock
  and common stock..................    --        --      11,861.84    --        29,022     --        --       51,522
Preferred stock dividends, Series
  AA................................    --        --         --        --         --         (364)    --        --
Recognition of expense under
  deferred compensation plan........    --        --         --        --         --        --          19         19
Net income..........................    --        --         --        --         --       10,279     --       10,279
                                     ---------  --------  ---------  --------  ---------  --------  -------  --------
BALANCE AT DECEMBER 31, 1993........ 19,769.36    --      32,949.93    --       115,717   (73,032)     (46)    65,503
Preferred stock dividends...........    --        --         --        --         --       (1,403)    --        --
Sale of common stock................    532.51    --         --        --            48     --        --           48
Recognition of expense under
  deferred compensation plan........    --        --         --        --         --        --          14         14
Net income..........................    --        --         --        --         --        1,095     --        1,095
                                     ---------  --------  ---------  --------  ---------  --------  -------  --------
BALANCE AT DECEMBER 31, 1994........ 20,301.87    --      32,949.93    --       115,765   (73,340)     (32)    66,660
Preferred stock dividends...........    --        --         --        --         --       (1,489)    --        --
Recognition of expense under
  deferred compensation plan........    --        --         --        --         --        --          10         10
Compensation net loss...............    --        --         --        --         --       (3,952)    --       (3,952)
                                     ---------  --------  ---------  --------  ---------  --------  -------  --------
BALANCE AT DECEMBER 31, 1995........ 20,301.87  $ --      32,949.93  $ --       115,765   $(78,781) $  (22)  $ 62,718
                                     ---------  --------  ---------  --------  ---------  --------  -------  --------
                                     ---------  --------  ---------  --------  ---------  --------  -------  --------

        The accompanying notes are an integral part of these statements.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31

                             (DOLLARS IN THOUSANDS)


                                                                                    1993       1994        1995
                                                                                 ----------  ---------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................................................  $   10,279  $   1,095  $   (3,952)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities :
    Depreciation and amortization..............................................      10,626      9,085       9,687
    Noncash interest on long-term debt.........................................       5,170      2,101       4,048
    Write-off of deferred financing fees.......................................       1,015     --          --
    Change in deferred income taxes............................................     (16,743)     2,765       1,622
    Loss (gain) on dispositions of property and equipment......................          (4)        22      --
    Minority interest, before taxes............................................         141     --            (564)
    Net expense (payments) under deferred compensation plans...................         483         24        (956)
    Changes in current assets and liabilities:
      Receivables..............................................................      (7,013)    (8,059)      4,875
      Inventories..............................................................        (276)    (6,854)      6,150
      Bottles, cases and pallets, at deposit value.............................        (511)      (730)     (1,091)
      Prepaid expenses and other...............................................         253       (161)       (590)
      Accounts payable and accrued liabilities.................................       2,163     10,341      (6,044)
    Redemption of investments..................................................       1,662        157          15
                                                                                 ----------  ---------  ----------
        Net cash provided by operating activities..............................       7,245      9,786      13,200
                                                                                 ----------  ---------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.........................................................      (6,116)    (7,104)    (11,028)
  Acquisitions of businesses (Note 3)..........................................      --         --         (13,549)
  Purchase of franchise rights.................................................      (1,214)       (23)     --
  Proceeds from sales of property and equipment................................          41        119      --
  Collections on note receivable...............................................         133         96         163
                                                                                 ----------  ---------  ----------
        Net cash used in investing activities..................................      (7,156)    (6,912)    (24,414)
                                                                                 ----------  ---------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.....................................     105,000     --          --
  Borrowings under revolving line of credit....................................      --          8,000      35,250
  Payments on revolving line of credit.........................................      --         (3,000)    (18,000)
  Retirement of long-term debt.................................................     (97,580)    --          --
  Payment of deferred financing costs..........................................      (2,574)    --            (237)
  Principal payments on long-term debt and other liabilities...................      (1,320)    (4,814)     (7,406)
  Cash distribution to minority interest holder................................        (750)      (900)     --
  Sale of common stock.........................................................      --             48      --
                                                                                 ----------  ---------  ----------
        Net cash provided by (used in) financing activities....................       2,776       (666)      9,607
                                                                                 ----------  ---------  ----------

CHANGE IN CASH AND CASH EQUIVALENTS............................................       2,865      2,208      (1,607)
CASH AND CASH EQUIVALENTS, beginning of year...................................       4,467      7,332       9,540
                                                                                 ----------  ---------  ----------
CASH AND CASH EQUIVALENTS, end of year.........................................  $    7,332  $   9,540  $    7,933
                                                                                 ----------  ---------  ----------
                                                                                 ----------  ---------  ----------


        The accompanying notes are an integral part of these statements.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1993, 1994 AND 1995

1. ORGANIZATION AND NATURE OF OPERATIONS:

    Delta Beverage Group, Inc. ("Delta") and the partnership described below (collectively, the "Company") are licensed bottlers and distributors of beverage products, principally Pepsi-Cola and Seven-Up products, in the mid-southern United States. The franchise territories cover portions of Arkansas, Louisiana, Mississippi, Tennessee and Texas. The partnership also distributes Miller Brewing Company alcoholic beverages in southern Louisiana.

    On September 3, 1992, Delta Beverage of Louisiana, Inc. ("DBL"), a then wholly-owned subsidiary of Delta, and Poydras Street Investors, L.L.C. ("Poydras," formerly The Seven-Up/Royal Crown Bottling Company of Louisiana, Inc.) formed The Pepsi-Cola/Seven-Up Beverage Group of Louisiana (the "Joint Venture"). Effective December 31, 1994, DBL merged into Delta. In April 1995, the partnership agreement was amended to, among other things, change the percentage ownerships from 50% for both Delta and Poydras to 62% for Delta and 38% for Poydras. Beginning January 1, 2000, Delta can purchase the percentage interest of Poydras at fair market value (as defined).

    The Joint Venture's operations and net assets are consolidated, with those of Delta in the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation. Poydras' share of the Joint Venture's income (loss) and net assets is reflected as a minority interest in the accompanying consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ACCOUNTING ESTIMATES--

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates with regard to these financial statements are disclosed in
Note 13.

CASH AND CASH EQUIVALENTS--

    Cash and cash equivalents include temporary investments in short-term securities with original maturities of three months or less.

PROPERTY AND EQUIPMENT--

    Property and equipment are stated at cost. Property and equipment renewals and betterments are capitalized, while maintenance and repair expenditures are charged to operations currently. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of purchased property and equipment, or the shorter of the lease terms or the estimated useful lives of assets acquired under capital lease arrangements. Those lives are as follows:

                                                                                          YEARS
                                                                                        ---------
Buildings and improvements............................................................      20-40
Machinery and equipment...............................................................       3-10

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INTANGIBLE AND OTHER ASSETS--

    The cost of franchises in excess of net assets acquired is being amortized evenly over 35 to 40 years. The Company, at least annually, evaluates whether events or circumstances have occurred that may impact the recoverability of franchise costs. Upon the occurrence of any such event or circumstance, the Company remeasures the realizable portion of franchise costs and records such intangible asset at the lesser of its carrying value or fair value.

    Costs incurred to obtain long-term financing are deferred and amortized as adjustments of interest using the effective interest method over the terms of the related debt.

INCOME TAXES--

    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which requires the use of the liability method of accounting for deferred income taxes. Accordingly, deferred income taxes reflect both the estimated future tax consequences attributable to operating loss and tax credit carryforwards, and temporary differences between the Company's assets and liabilities for financial reporting and income tax purposes, using income tax rates currently in effect.

    The Company elected the cumulative catch-up method of implementation, and the cumulative effect of the change in accounting principle has been recorded in the 1993 statement of operations.

EARNINGS PER COMMON SHARE--

    Earnings per common share were computed by dividing net income (loss), less dividends on preferred stock, by the weighted average number of shares of common stock and common stock equivalents. Share awards issuable under the equivalent share award plan (see Note 12) as of the beginning of 1994 and 1995 (no such grants were outstanding in 1993) were not considered in the computation of fully diluted earnings per common share as their effect was anti-dilutive.

    The weighted average number of shares used in computing earnings per common share were 22,890, 52,824 and 53,252 for 1993, 1994 and 1995, respectively.

SUPPLEMENTAL CASH FLOW INFORMATION--

    During 1993 and 1994, the Company acquired equipment under capital lease obligations totaling approximately $387,000 and $493,000, respectively. During 1993, 1994 and 1995, the Company issued additional preferred shares as payment-in-kind dividends on preferred stock of approximately $2,151,000, $1,403,000 and $1,489,000, respectively (see Note 9).

    Interest paid in cash during 1993, 1994 and 1995 was approximately $13,434,000, $9,992,000, and $8,836,000, respectively. Income taxes of approximately $286,000 and $316,000 were paid in 1994 and 1995, respectively. No income taxes were paid in 1993.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
CONCENTRATION OF CREDIT RISK--

    The Company's business activities are concentrated within the mid-southern United States. However, management believes that there are no significant concentrations of credit risk with any individual party or groups of parties.

FAIR VALUES OF FINANCIAL INSTRUMENTS--

    The estimated fair values of the Company's financial instruments, except for fixed rate long-term debt, approximate their carrying amounts. For fixed rate long-term debt, fair value was estimated based on the current rates offered for similar obligations and maturities. Estimated fair value of total long-term debt and other liabilities was approximately $135 million and $151 million as of December 31, 1994 and 1995, respectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT--

    In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement addresses the timing of recognition and the measurement of impairment of (a) long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and (b) long-lived assets and certain identifiable intangibles to be disposed of. This statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, and that such assets be reported at the lower of carrying amount or fair value. The statement will be adopted in 1996. Management has reviewed its long-lived assets, including franchise costs, for impairment under the provisions of this accounting pronouncement and believes that adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

3. ACQUISITIONS:

    On April 6, 1995, the Joint Venture acquired substantially all of the assets of Miller Brands of Greater New Orleans, Inc. On July 8, 1995, the Joint Venture acquired certain assets of Svoboda Distributing Company, Inc. Both businesses acquired were engaged in the wholesale distribution of alcoholic beverages, primarily Miller Brewing Company products, in the greater New Orleans, Louisiana area. The aggregate purchase price for the assets of both acquisitions, consisting primarily of inventories; land, buildings and equipment; and distribution rights, was approximately $13,550,000 cash and a $900,000 deferred obligation, payable upon the Miller business in New Orleans achieving an annual $8,000,000 gross profit. Management expects to pay this obligation in 1998. In addition, the Joint Venture entered into a marketing support agreement with Miller Brewing Company's advertising agency for the general promotion of Miller products in the greater New Orleans area. This marketing support obligation has been capitalized as part of the aggregate purchase price and is being amortized.

    Both acquisitions were accounted for as purchases, and the Company's consolidated results of operations include the results of the acquisitions since the purchase dates. Costs of the franchises in excess of net assets acquired of approximately $5,400,000 are being amortized evenly over 40 years. The consolidated financial statements include a preliminary allocation of the purchase prices.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

3. ACQUISITIONS: (CONTINUED)
    The following unaudited pro forma financial information reflects the combined results of operations of the Company and the 1995 acquisitions discussed above as if the transactions occurred as of the beginning of each respective year. The pro forma adjustments are based on available information, preliminary purchase price allocations and certain assumptions that the Company believes are reasonable. There can be no assurance that the assumptions and estimates will be realized. The pro forma information does not purport to represent the actual results of operations if the transactions described above had occurred at the beginning of the years presented. In addition, the information may not be indicative of future results.

    In thousands of dollars, except per share amounts, for the years ended December 31 (unaudited):

                                                                           1994        1995
                                                                        ----------  ----------
Net sales.............................................................  $  285,282  $  295,700
Net income (loss).....................................................          64  $   (4,306)
Earnings per common share.............................................  $   (25.36) $  (108.82)

4. INVENTORIES:

    Inventories are stated at the lower of cost (first-in, first-out method) or market and included the following at December 31 (in thousands of dollars):

                                                                            1994       1995
                                                                          ---------  ---------
Raw materials...........................................................  $   5,675  $   2,796
Finished goods..........................................................     11,345     10,721
                                                                          ---------  ---------
                                                                          $  17,020  $  13,517
                                                                          ---------  ---------
                                                                          ---------  ---------

5. ACCRUED LIABILITIES:

    Accrued liabilities consisted of the following at December 31 (in thousands of dollars):

                                                                            1994       1995
                                                                          ---------  ---------
Payroll and related benefits............................................  $   1,688  $   1,213
Taxes other than income.................................................      1,918      2,178
Insurance and related costs.............................................      4,477      4,279
Interest................................................................      2,942      3,307
Marketing and advertising costs.........................................      6,719      3,949
Other...................................................................        318        188
                                                                          ---------  ---------
                                                                          $  18,062  $  15,114
                                                                          ---------  ---------
                                                                          ---------  ---------

6. INCOME TAXES:

    Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109 (see Note 2). The $30,723,000 cumulative effect as of January 1, 1993 of the change in accounting for income taxes was recognized as a credit to operations of approximately $15,824,000 and a reduction in franchise costs of approximately $14,899,000, the latter of which represents the tax benefit of acquired net operating loss and

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

6. INCOME TAXES: (CONTINUED)
tax credit carryforwards arising from a prior business combination. The Company elected not to restate prior years' financial statements.

    At December 31, 1995, the Company had federal income tax net operating loss carryforwards of approximately $27,074,000 which had been incurred since the predecessor business was acquired in March 1988. These net operating loss carryforwards expire through 2007. In addition, as of December 31, 1995, the Company had similar net operating loss and tax credit carryforwards of approximately $24,553,000 and $1,187,000, respectively, which were incurred prior to March 1988. Effective at that date, the predecessor business was acquired in a transaction accounted for as a purchase. The Internal Revenue Code limits the Company's utilization of these acquired net operating loss and tax credit carryforwards to approximately $3,000,000 per year. These net operating loss and tax credit carryforwards may be used through 2003.

    The Company has recognized deferred income tax assets for the estimated future income tax benefits of the pre- and post-acquisition net operating loss and tax credit carryforwards that are expected to be realized through the reduction of future taxable income from operations within the carryforward periods.

    Deferred income taxes were composed of the following at December 31 (in thousands of dollars):

                                                                            1994       1995
                                                                          ---------  ---------
Current deferred income tax assets......................................  $   3,882  $   2,324
Noncurrent deferred income tax assets, net of $1,645 valuation allowance
  at December 31, 1995..................................................     28,047     29,289
                                                                          ---------  ---------
                                                                             31,929     31,613
Noncurrent deferred income tax liabilities..............................     (3,052)    (4,358)
                                                                          ---------  ---------
                                                                          $  28,877  $  27,255
                                                                          ---------  ---------
                                                                          ---------  ---------

    The tax effects of significant temporary differences representing deferred income tax assets and liabilities at December 31, 1994 and 1995 were as follows (in thousands of dollars):

                                                                            1994       1995
                                                                          ---------  ---------
Net operating loss and tax credit carryforwards.........................  $  20,363  $  19,372
Basis difference in preferred stock and common stock....................      8,022      8,022
Difference in book and tax basis of property and equipment, deferred
  financing costs and other assets......................................     (2,242)    (3,640)
Deferred interest on subordinated debt, deferred compensation and
  reserves not currently deductible for income tax purposes.............      2,734      3,501
                                                                          ---------  ---------
                                                                          $  28,877  $  27,255
                                                                          ---------  ---------
                                                                          ---------  ---------

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

6. INCOME TAXES: (CONTINUED)
    Income tax (provision) benefit recorded in the consolidated statements of operations, net of taxes applicable to minority interest and extraordinary item, was as follows (in thousands of dollars):

                                                                     1993       1994       1995
                                                                   ---------  ---------  ---------
Current..........................................................  $  --      $    (233) $  --
Deferred.........................................................        189     (3,029)    (1,641)
                                                                   ---------  ---------  ---------
                                                                   $     189  $  (3,262) $  (1,641)
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Included in the 1995 income tax provision was a valuation allowance of $1,645,000 for deferred income tax assets relating to various state net operating loss carryforwards that have or are expected to expire before the carryforwards can be realized. These deferred income tax assets were originally recorded in 1993 as part of the adoption of SFAS No. 109.

    The effective income tax rate was impacted primarily by state income taxes, non-tax deductible amortization of franchise costs, and the establishment of the valuation reserve discussed above. A reconciliation of the (provision) benefit for income taxes to the amount computed by applying the federal statutory tax rate to income (loss) before income taxes is as follows:

                                                                  1993          1994          1995
                                                              ------------  ------------  ------------
Statutory federal income tax rate...........................       34.0%        (34.0)%        34.0%
State income taxes, net of federal benefit..................        4.0          (4.0)          4.0
Franchise cost amortization.................................      (27.1)        (30.4)        (46.4)
Valuation allowance.........................................       --            --           (59.3)
Minority interest...........................................       (2.5)         --             3.6
Other, net..................................................       (4.8)         (6.5)          5.0
                                                                  -----         -----         -----
                                                                    3.6%        (74.9)%       (59.1)%
                                                                  -----         -----         -----
                                                                  -----         -----         -----

7. DEBT RESTRUCTURE AND EQUITY RECAPITALIZATION:

    On September 23, 1993, the Company and its lenders and shareholders consummated a restructuring plan which, among other things, cured all then existing events of default, restructured the debt service required of the Company, and recapitalized the Company's equity. A summary of the restructuring plan is as follows:

    a. $105 million of 7.36% senior notes were issued in a private placement. A portion of the proceeds were used to satisfy all obligations, including accrued and unpaid interest and fees, outstanding under the prior revolving credit loan agreement. The remainder of the proceeds were used to satisfy a portion of the amounts outstanding, including accrued interest, under the prior senior notes and deferred interest senior notes. The remaining balance of the prior senior notes and deferred interest senior notes of $30 million were exchanged for new subordinated debt.

    b. The old subordinated notes, including Series 1 and 2 subordinated notes, were exchanged for non-voting common stock (representing 22.5% of total outstanding common stock) and 6% Series AA preferred stock with a stated value of $22.5 million. Series A and Series C classes of then existing preferred stock were converted into non-voting common stock, and Series B preferred stock was converted into voting common stock.

    c.  A new $20 million bank revolving line of credit was arranged.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

7. DEBT RESTRUCTURE AND EQUITY RECAPITALIZATION: (CONTINUED)
    Deferred financing costs relating to debt retired of approximately $1,015,000 were written off. This write-off, less a related income tax benefit of $600,000, is reported as an extraordinary item in the 1993 statement of operations.

8. LONG-TERM DEBT AND OTHER LIABILITIES:

    Long-term debt and other liabilities consisted of the following at December 31 (in thousands of dollars):

                                                                           1994        1995
                                                                        ----------  ----------
Senior notes payable, due September 23, 2003, payable in annual
  installments........................................................  $  101,000  $   95,000
Subordinated notes payable, 11%, due December 23, 2003................      31,650      35,227
Revolving line of credit, interest at the prime rate plus 1% (9.5% at
  December 31, 1994 and 1995), due September 30, 1997.................       5,000      22,250
Note payable to Poydras, interest at the prime rate plus 1% (9.5% at
  December 31, 1994 and 1995), due December 31, 2007..................       2,500       1,839
Other long-term debt (due to previous owners of acquired beverage companies under noncompete agreements and notes payable, equipment purchase contracts and mortgage notes payable), 6% to 15%, payable through 1997, net of unamortized discount of $101 and $36 at
  December 31, 1994 and 1995, respectively............................       1,796       1,446
Capital lease obligations, 5.80% to 18.03%, due in monthly
  installments through 1998...........................................       1,073         758
Marketing support obligation, imputed interest at 8.75%, payments due
  quarterly through June 30, 2000.....................................      --             487
Other long-term liabilities, including a $900 deferred purchase
  obligation at December 31, 1995 (see Note 3)........................       1,210       1,143
                                                                        ----------  ----------
                                                                           144,229     158,150
Less current maturities...............................................     (11,721)     (7,643)
                                                                        ----------  ----------
                                                                        $  132,508  $  150,507
                                                                        ----------  ----------
                                                                        ----------  ----------

    Delta has a credit agreement with two banks which, as amended in 1995 and 1996, provides for a total commitment of $30 million, including up to $10 million for letters of credit. Advances bear interest at a floating rate, based upon either the lender's prime rate plus a defined margin or the Eurodollar base rate plus a defined margin, as selected by Delta. Effective September 20, 1996, the applicable margin was increased by 0.5%. The letter of credit facility fee is based on the above Eurodollar applicable margin. The agreement also provides for a fee of 0.5% on the unused commitment. Interest and commitment fees are payable quarterly.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

8. LONG-TERM DEBT AND OTHER LIABILITIES: (CONTINUED)
    During 1995, the Company borrowed amounts under the revolving line of credit to acquire the Miller businesses (see Note 3). In connection therewith, the Company incurred approximately $237,000 of financing costs, which have been capitalized and are being amortized.

    The credit agreement contains provisions requiring that outstanding amounts be maintained below specified levels at certain intervals throughout the term of the debt. Outstanding borrowings cannot exceed $17 million for a period of at least 30 consecutive days from January 1, 1996 to February 27, 1997.

    Amounts borrowed under the revolving line of credit at December 31, 1995, including the amount necessary to be below the threshold in 1996, have been reflected in the consolidated balance sheet as noncurrent as the ultimate maturity of the credit agreement is September 30, 1997. At December 31, 1994, the Company had $5,000,000 outstanding under this facility which was included with current maturities of long-term debt and other liabilities in the 1994 consolidated balance sheet; the balance outstanding was paid in January 1995.

    The senior notes are governed by a note agreement and are senior to the subordinated notes. Interest on the senior notes is payable semi-annually on March 23 and September 23. The senior notes accrued interest at 7.36% through March 31, 1996, then 8.72% for the period April 1, 1996 to September 19, 1996. Effective at that date, the interest rate increased to 9.72% through September 1997; then decreasing to 8.72% through the remaining term of the borrowing.

    Interest on the subordinated notes is due semi-annually on April 1 and October 1, and may be paid in cash or, at the option of the Company, by the issuance of additional subordinated notes ("PIK Notes"). The PIK Notes bear interest at 11% or 15% depending upon whether the terms of the note agreement would have permitted the Company to pay any portion of the interest in cash. The Company issued additional subordinated notes of $1,650,000 and $3,577,242 under this provision in 1994 and 1995, respectively. These additional notes bear interest at 11% and are included with subordinated notes payable in the preceding table.

    Certain of the subordinated debt holders are also preferred and non-voting common shareholders of the Company.

    The Company's long-term debt agreements require, among other things, the maintenance of certain minimum financial ratios and financial requirements, and limit additional indebtedness, sales of assets, investments and capital expenditures. The agreements also restrict the payment of dividends and dispositions of capital stock.

    Delta has granted a security interest in substantially all of its assets to the senior note holders and the two banks providing the credit facility.

    Certain obligations to former owners of acquired beverage companies and former key employees, including obligations under noncompete agreements, have been discounted using the Company's incremental borrowing rate at the date of acquisition. These discounts are being amortized to expense over the terms of the related obligations.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

8. LONG-TERM DEBT AND OTHER LIABILITIES: (CONTINUED)
    Scheduled maturities of long-term debt and other liabilities during the four years subsequent to 1996 are as follows (in thousands of dollars):

YEAR                                                                        AMOUNT
-------------------------------------------------------------------------  ---------
1997.....................................................................  $  30,751
1998.....................................................................      9,096
1999.....................................................................     10,232
2000.....................................................................     12,061

    The Company continues to be highly leveraged with significant debt service requirements and dividend obligations on its preferred stock. The Company's cash flow from operations will not be sufficient to service its debt maturities in 1997, and it will be required to refinance the revolving line of credit prior to its September 30, 1997 maturity.

9. STOCKHOLDERS' EQUITY:

PREFERRED STOCK--

    Authorized preferred stock consists of 30,000 designated Series AA preferred shares. The Series AA preferred stock does not contain voting rights. Series AA preferred shareholders receive cumulative dividends at an annual rate of 6% based on the $5,000 stated value per share. The rate will increase 2% annually beginning October 1, 2004, but is limited to a cumulative increase of 8%. Dividends are payable quarterly in cash or in additional shares of Series AA preferred stock. The Company is obligated to pay the dividends in cash once the senior notes are retired. The preferred stock dividends for 1994 and 1995 were paid with additional preferred shares and are included in stockholders' equity at December 31, 1994 and 1995. So long as the Series AA preferred stock is outstanding, the Company cannot declare or pay dividends on its common stock.

    In the event of a liquidation, Series AA preferred shareholders have a $5,000 per share liquidation preference.

VOTING COMMON STOCK--

    Voting common stock consists of 60,000 authorized shares.

NON-VOTING COMMON STOCK--

    Non-voting common stock consists of 35,000 authorized shares. Should the Company register its shares in a public offering, the non-voting common stock may be converted, at the holder's option, into voting common stock. The conversion rate is one share of non-voting common stock for one share of voting common stock. The conversion rate is subject to adjustment in certain instances as defined in the Certificate of Incorporation.

    The transfer and sale of shares by and among the shareholders and the Company are restricted by a Shareholders' Agreement.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

10. LEASES:

    The Company leases certain buildings and other facilities, vehicles and equipment under agreements expiring through 2009. Future minimum rental payments under all noncancellable operating leases with initial or remaining lease terms of one year or more were as follows at December 31, 1995 (in thousands of dollars):

1996........................................................  $   1,986
1997........................................................      1,717
1998........................................................      1,332
1999........................................................      1,066
2000........................................................        403
Thereafter..................................................      1,098
                                                              ---------
                                                              $   7,602
                                                              ---------
                                                              ---------

    Total rent expense for all operating leases during 1993, 1994 and 1995 was approximately $2,687,000, $2,564,000 and $3,158,000, respectively.

11. RELATED PARTY TRANSACTIONS:

    The Company has entered into a management agreement with a company controlled by three individuals who own shares of the Company's common stock. For services performed pursuant to the management agreement, the Company pays that company a management fee and a transaction fee. Management fees of $500,000, $505,000 and $520,000 were paid in 1993, 1994 and 1995, respectively.
The transaction fee is payable upon the acquisition of additional franchises and is equal to 1 1/2% of the acquisition cost of such franchises. Affiliates of the management company also own common stock of the Company.

12. EMPLOYEE BENEFITS:

    The Company sponsors a defined contribution employee benefit plan (the "Plan") which covers all eligible full-time employees. Employees who participate in the Plan may defer up to 10% of their salaries and wages and receive matching payments by the Company of 50% of those deferrals, limited to annual employer contributions of $500 per employee. The Company's contributions were approximately $201,000 in 1993 and 1994, and $231,000 in 1995.

    The Company has a restricted stock bonus plan under which executives and key employees may be awarded shares of the Company's common stock. All shares granted contain restrictions on sale or transfer; these restrictions lapse over an eleven-year period. A maximum of 250 shares of common stock may be awarded under this plan. At December 31, 1994 and 1995, 22 restricted shares were outstanding, all of which were held by an officer.

    The Company previously granted stock appreciation rights to an officer by which this officer could receive amounts based upon changes in the quoted market value of PepsiCo, Inc. common stock since February 1, 1990. These stock appreciation rights were exercised in 1994 and 1995. Total deferred compensation related to this arrangement at December 31, 1994 was approximately $604,000. The amount of compensation expense (credit) in 1993, 1994 and 1995 was approximately $830,000, $(163,000) and $316,000, respectively.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

12. EMPLOYEE BENEFITS: (CONTINUED)
    Effective January 1, 1994, the board of directors adopted an equivalent share award plan for certain key members of management. This plan allows eligible employees to participate in the continued success of the Company based upon the annual appreciation in the equity value of the Company, as defined. The board granted the equivalent of 38,200 shares effective January 1, 1994. Each share equivalent award vests over a three-year period, and is payable in cash or shares of the Company's common stock upon the earlier of the participant's death, disability, termination or retirement. Each participant is subject to a noncompete and nonsolicitation restriction in consideration of the share equivalent grant. All grants contain restrictions on assignment or transfer. There was no appreciation in the equity value of the Company, as defined, in 1994 or 1995.

    Effective April 7, 1995, the Joint Venture assumed sponsorship of the Miller Brands of Greater New Orleans, Inc. Pension Plan. The plan is a non-contributory defined benefit plan and covers all eligible hourly workers of the acquired Miller business in New Orleans, Louisiana (see Note 3). Monthly pension plan benefits are based on a stipulated amount per year of credited service.

    Net periodic pension income in 1995 for this plan was not material.

    The following table sets forth the actuarial present value of the benefit obligation and the funded status for the plan as of December 31, 1995 (in thousands of dollars):

Accumulated benefit obligation, fully vested.........................  $    (464)
Projected benefit obligation.........................................  $    (464)
Plan assets at fair value............................................        635
                                                                       ---------
Plan assets in excess of projected benefit obligation................        171
  Unrecognized net actuarial gain....................................        (34)
  Unrecognized net transition amount.................................       (102)
  Unrecognized prior service cost....................................         25
                                                                       ---------
Net prepaid pension asset............................................  $      60
                                                                       ---------
                                                                       ---------

    Assumptions used in developing the net prepaid pension asset as of December 31, 1995 were as follows:

Discount rate........................................................        7.5%
Rate of increase in compensation levels..............................        0.0%
Rate of return on plan assets........................................        9.0%

    During 1996, the Joint Venture terminated this plan. The net pension liability recognized upon termination was not material.

13. CERTAIN SIGNIFICANT ESTIMATES:

SELF INSURANCE--

    The Company maintains self insurance reserves for estimated workers' compensation and product, automobile and general liability claims. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for things such as medical costs,

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                        DECEMBER 31, 1993, 1994 AND 1995

13. CERTAIN SIGNIFICANT ESTIMATES: (CONTINUED) environmental hazards and legal actions, as well as changes in actual experience, could cause these estimates to change in the near term.

    As of December 31, 1994 and 1995, the Company had $6,147,000 and $7,715,068
in outstanding letters of credit to secure the obligations to insurance companies for workers' compensation and product, automobile and general liability claims.

LOSS CONTINGENCIES--

    The Company leases a building, which it vacated in 1995, under an operating lease which expires in 2003. Management has sublet a portion of the building and is actively seeking tenants to sublease the remainder of the building at a rate higher than the current lease rate. The exposure under the lease agreement, if the remainder of the building is not sublet, is approximately $1,000,000. Changes in market conditions could impact management's ability to sublease this building.

    The Company is subject to various litigation, claims and assessments arising in the normal course of business. Management believes that the ultimate resolution of these matters, either individually or in the aggregate, will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

DEFERRED INCOME TAX ASSETS--

    The Company has recorded deferred income tax assets reflecting the expected future benefits of net operating loss and tax credit carryforwards which expire in varying amounts through 2007 (see Note 6). Realization is dependent on generating sufficient taxable income prior to expiration of the net operating loss and tax credit carryforwards. Although realization is not assured, management believes that it is more likely than not that all of the deferred income tax assets will be realized. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14. SUBSEQUENT EVENTS:

    In January 1996, the Joint Venture acquired approximately $1,000,000 of Heineken beer inventory for distribution in the greater New Orleans area. Soon thereafter, it also acquired for approximately $2,000,000 the franchise rights to distribute these products in that area. Additionally, in April 1996, the Joint Venture acquired substantially all of the assets of a wholesale distributor of alcoholic beverages, primarily Miller Brewing Company products, in Raceland, Louisiana, for approximately $1,000,000.

    Prior to December 31, 1996, the Company intends to refinance its existing indebtedness through the placement of $120 million of new senior notes and the execution of a new $30 million revolving credit facility. The net proceeds of the debt offering would be used primarily to retire the existing senior notes and revolving line of credit.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                                   UNAUDITED
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                                      DECEMBER 31,   SEPTEMBER 30,
                                                                                          1995           1996
                                                                                      -------------  -------------
CURRENT ASSETS:
  Cash and cash equivalents.........................................................    $   7,933      $   3,750
  Receivables, net of allowance for doubtful accounts of $433 and $369
    Trade...........................................................................       19,047         18,796
    Marketing and advertising.......................................................        6,472          2,162
    Other...........................................................................        2,013          2,274
  Inventories, at cost..............................................................       13,517         15,879
  Bottles, cases and pallets, at deposit value......................................        5,511          6,435
  Prepaid expenses and other........................................................        1,027          1,524
  Deferred income taxes.............................................................        2,324          4,078
                                                                                      -------------  -------------
    Total current assets............................................................       57,844         54,898
                                                                                      -------------  -------------

PROPERTY AND EQUIPMENT:
  Land..............................................................................        4,639          4,639
  Buildings and improvements........................................................       15,614         15,682
  Machinery and equipment...........................................................       72,216         78,608
                                                                                      -------------  -------------
                                                                                           92,469         98,929
  Less accumulated depreciation and amortization....................................      (46,556)       (50,961)
                                                                                      -------------  -------------
                                                                                           45,913         47,968
                                                                                      -------------  -------------

OTHER ASSETS:
  Cost of franchises in excess of net assets acquired, net of accumulated
    amortization of $43,382 and $46,094.............................................      116,839        117,180
  Deferred income taxes.............................................................       24,931         21,137
  Deferred financing costs and other................................................        2,910          3,524
                                                                                      -------------  -------------
                                                                                          144,680        141,841
                                                                                      -------------  -------------
                                                                                        $ 248,437      $ 244,707
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt and other liabilities........................    $   7,643      $  30,699
  Accounts payable..................................................................        7,250          7,372
  Accrued liabilities...............................................................       15,114         14,235
                                                                                      -------------  -------------
    Total current liabilities.......................................................       30,007         52,306
                                                                                      -------------  -------------

LONG-TERM DEBT AND OTHER LIABILITIES................................................      150,507      $ 123,134
MINORITY INTEREST...................................................................        5,205          5,617
STOCKHOLDERS' EQUITY:
  Preferred stock--
    Series AA, $5,000 stated value, 30,000 shares authorized, 5,151.18 and 5,386.48
     shares issued and outstanding..................................................       25,756         26,932
  Common stock--
    Voting, $.01 par value, 60,000 shares authorized, 20,301.87 shares issued and
     outstanding....................................................................       --             --
    Nonvoting, $.01 par value, 35,000 shares authorized, 33,949.93 shares issued and
     outstanding....................................................................       --             --
  Additional paid-in capital........................................................      115,765        115,765
  Accumulated deficit...............................................................      (78,781)       (79,032)
  Deferred compensation.............................................................          (22)           (15)
                                                                                      -------------  -------------
                                                                                           62,718         63,650
                                                                                      -------------  -------------
                                                                                        $ 248,437      $ 244,707
                                                                                      -------------  -------------
                                                                                      -------------  -------------

      The accompanying notes are an integral part of these balance sheets.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                                   UNAUDITED
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               1995        1996
                                                                                            ----------  ----------
OPERATIONS:
  Net sales...............................................................................  $  218,654  $  239,887
  Cost of sales...........................................................................     150,965     164,415
                                                                                            ----------  ----------
    Gross profit..........................................................................      67,689      75,472
  Selling, general and administrative expenses............................................      53,846      58,101
  Amortization of franchise costs and other intangibles...................................       2,671       2,743
                                                                                            ----------  ----------
    Operating income......................................................................      11,172      14,628
                                                                                            ----------  ----------
OTHER EXPENSES:
  Interest................................................................................       9,795      11,286
  Other, net..............................................................................        (136)        (46)
                                                                                            ----------  ----------
                                                                                                 9,659      11,240
                                                                                            ----------  ----------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST..........................................       1,513       3,388
  Income tax provision....................................................................      (1,670)     (2,262)
  Minority interest, net of taxes.........................................................         (17)       (200)
                                                                                            ----------  ----------
NET INCOME (LOSS).........................................................................  $     (174) $      926
                                                                                            ----------  ----------
                                                                                            ----------  ----------
EARNINGS PER COMMON SHARE.................................................................  $   (24.08) $    (4.70)
                                                                                            ----------  ----------
                                                                                            ----------  ----------

        The accompanying notes are an integral part of these statements.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                                   UNAUDITED
                             (DOLLARS IN THOUSANDS)


                                                                                                1995       1996
                                                                                             ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................................................  $     (174) $     926
  Adjustments to reconcile net income (loss) to net cash provided by operating activities.............................................................................
    Depreciation and amortization..........................................................       7,169      7,594
    Noncash interest on long-term debt.....................................................       2,009      2,251
    Change in deferred income taxes........................................................       1,524      2,040
    Minority interest, before taxes........................................................         163        412
    Net payments under deferred compensation plans.........................................        (568)       (61)
    Changes in current assets and liabilities--
      Receivables..........................................................................      (1,630)     4,329
      Inventories..........................................................................       2,892     (2,200)
      Bottles, cases and pallets, at deposit value.........................................        (533)      (913)
      Prepaid expenses and other...........................................................      (1,006)      (487)
      Accounts payable and accrued liabilities.............................................      (4,818)      (718)
                                                                                             ----------  ---------
  Net cash provided by operating activities................................................       5,028     13,173
                                                                                             ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................................................      (8,842)    (6,922)
  Acquisitions of businesses...............................................................     (13,549)    (1,028)
  Purchase of franchise rights.............................................................      --           (997)
  Collections on note receivable...........................................................         135        110
                                                                                             ----------  ---------
    Net cash used in investing activities..................................................     (22,256)    (8,837)
                                                                                             ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving line of credit................................................      29,250     --
  Payments on revolving line of credit.....................................................     (12,000)    --
  Principal payments on long-term debt and other liabilities...............................      (7,167)    (7,514)
  Payment of deferred financing costs......................................................        (237)    (1,005)
                                                                                             ----------  ---------
    Net cash provided by (used in) financing activities....................................       9,846     (8,519)
                                                                                             ----------  ---------
CHANGE IN CASH AND CASH EQUIVALENTS........................................................      (7,382)    (4,183)
CASH AND CASH EQUIVALENTS, beginning of period.............................................       9,540      7,933
                                                                                             ----------  ---------
CASH AND CASH EQUIVALENTS, end of period...................................................  $    2,158  $   3,750
                                                                                             ----------  ---------
                                                                                             ----------  ---------


        The accompanying notes are an integral part of these statements.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996
                                   UNAUDITED

1. BASIS OF PRESENTATION:

    The accompanying unaudited consolidated financial statements of Delta Beverage Group, Inc. ("Delta", a Delaware corporation) and subsidiary (collectively, the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and, in the opinion of management, include all adjustments (consisting of normal and recurring adjustments) which are considered necessary for a fair presentation of financial position, results of operations and cash flows as of September 30, 1996 and for all interim periods presented. These condensed interim financial statements do not include all of the financial information and disclosures required by generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto for the year ended December 31, 1995. Also, the results of operations for the interim periods presented may not be indicative of the results for the entire year.

2. ACQUISITIONS:

    On April 26, 1996, the subsidiary acquired substantially all of the assets of a wholesale distributor of alcoholic beverages, primarily Miller Brewing Company products, in Raceland, Louisiana. The aggregate purchase price for the assets, consisting primarily of inventories; land, buildings and equipment; and distribution rights, was approximately $1,000,000. In addition, the subsidiary entered into a marketing support agreement with Miller Brewing Company's advertising agency for the general promotion of Miller products in that area. This marketing support obligation has been capitalized as part of the aggregate purchase price and is being amortized.

    The acquisition was accounted for as a purchase, and the Company's consolidated results of operations include the results of the acquisition since the purchase date. Cost of the franchise in excess of net assets acquired of approximately $900,000 is being amortized evenly over 40 years. The consolidated financial statements include a preliminary allocation of the purchase price.

    In addition, in January 1996, the subsidiary acquired approximately $1,000,000 of Heineken beer inventory for distribution in the greater New Orleans area. Soon thereafter, it also acquired for approximately $2,000,000 the franchise rights to distribute these products in that area.

3. LONG-TERM DEBT AND OTHER LIABILITIES:

    At September 30, 1996, all amounts outstanding under the credit agreement ($22,250,000) were included in current maturities of long-term debt and other liabilities in the accompanying consolidated balance sheet as the maturity date is September 30, 1997.

4. EMPLOYEE BENEFITS:

    During 1996, the subsidiary terminated a non-contributory defined benefit pension plan that covered all eligible hourly workers of the Miller business in New Orleans, Louisiana that was acquired in 1995. The net pension liability recognized upon termination was not material.

                   DELTA BEVERAGE GROUP, INC. AND SUBSIDIARY

                               SEPTEMBER 30, 1996
                                   UNAUDITED

5. EARNINGS PER COMMON SHARE:

    Earnings per common share were computed by dividing net income (loss), less dividends on preferred stock of approximately $1,108,000 and $1,176,000 for the nine months ended September 30, 1995 and 1996, respectively, by the weighted average number of shares of common stock and common stock equivalents. The weighted average number of shares used in computing earnings per common share was 53,252 as of September 30, 1995 and 1996, respectively.

6. SUBSEQUENT EVENT:

    Prior to December 31, 1996, the Company intends to refinance its existing indebtedness through the placement of $120 million of new senior notes and the execution of a new $30 million revolving credit facility. The net proceeds of the debt offering would be used primarily to retire the existing senior notes and revolving line of credit.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    ALL TENDERED SENIOR NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE DIRECTED TO THE EXCHANGE AGENT. QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:

                        BY REGISTERED OR CERTIFIED MAIL:
                        Norwest Bank Minnesota, National
                                  Association
                           Corporate Trust Operations
                                 P.O. Box 1517
                           Minneapolis, MN 55480-1517

                             BY OVERNIGHT COURIER:
                        Norwest Bank Minnesota, National
                                  Association
                           Corporate Trust Operations
                                 Norwest Center
                              Sixth and Marquette
                           Minneapolis, MN 55479-0113

                                    BY HAND:
                            Norwest Bank Minnesota,
                              National Association
                           Corporate Trust Operations
                           Northstar East, 12th Floor
                                 608 2nd Avenue
                           Minneapolis, MN 55479-0113

                                 BY FACSIMILE:
                            Norwest Bank Minnesota,
                              National Association
                           Corporate Trust Operations
                                 (612) 667-4927
                             Confirm by telephone:
                                 (612) 667-9764

    (ORIGINALS OF ALL DOCUMENTS SUBMITTED BY FACSIMILE SHOULD BE SENT PROMPTLY BY HAND, OVERNIGHT COURIER, OR REGISTERED OR CERTIFIED MAIL.)

    No dealer, salesperson or other person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Initial Purchaser. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any date subsequent to the date hereof.
                         ------------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information.....................................................   ii
Prospectus Summary........................................................    1
Risk Factors..............................................................   10
Use of Proceeds...........................................................   16
The Exchange Offer........................................................   16
Capitalization............................................................   23
Selected Financial Data...................................................   24
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   26
Industry Overview.........................................................   31
Business..................................................................   34
Management................................................................   46
Executive Compensation....................................................   49
Securities Ownership......................................................   52
Certain Relationships and Related Transactions............................   53
Description of the Notes..................................................   56
Description of Certain Indebtedness.......................................   84
Plan of Distribution......................................................   86
Legal Matters.............................................................   87
Experts...................................................................   88
Index to Financial Statements.............................................  F-1


                           DELTA BEVERAGE GROUP, INC.

                    OFFER TO EXCHANGE ALL OUTSTANDING 9 3/4%
                      SENIOR NOTES DUE 2003 ($120,000,000
                      PRINCIPAL AMOUNT) FOR 9 3/4% SENIOR
                                 NOTES DUE 2003

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company, which is a Delaware corporation, is empowered by the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Amended and Restated Certificate of Incorporation and By-Laws of the Company provide for indemnification of the directors and officers of such entities to the full extent permitted by the Delaware General Corporation Law.

    Article Nine of the Company's Amended and Restated Certificate of Incorporation provides as follows:

    NINTH: No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 21. EXHIBITS.


   +3.1 Amended and Restated Certificate of Incorporation of the Company.

   +3.2 Amended and Restated Bylaws of the Company.

   +4.1 Indenture, dated as of December 17, 1996, between the Company and Norwest Bank Minnesota, National Association, as Trustee, relating to
          $120,000,000 principal amount of 9 3/4 Senior Notes Due 2003, including form of Initial Global Note.

   +4.2 Credit Agreement, dated as of December 16, 1996, by and among the Company, NationsBank, N.A. and other lending institutions.

   +4.3 Security Agreement, dated as of December 16, 1996, by and among the Company, NationsBank, N.A. and other lending institutions.

   +4.4 Registration Rights Agreement, dated as of December 17, 1996, by and between the Company and NationsBanc Capital Markets, Inc., as Initial
          Purchaser.

   +4.5 Amended and Restated Shareholders' Agreement, dated as of September 23,
          1993.

    5.1 Opinion of Briggs and Morgan, Professional Association.

    8.1 Opinion re Tax Matters.

  +10.1 Delta Beverage Group, Inc. and Subsidiaries Phantom Plan.

  +10.2 Management Agreement, dated as of March 8, 1988, by and between The
          Bellfonte Company and Mid-South Acquisition Corporation.

  +10.3 Employment Agreement, dated as of February 1, 1990, by and between the Company and Kenneth Keiser.

  +10.4 Form of 1991 Superior Performance Incentive Bonus Agreement.

  +10.5 Form of Franchise Agreement.

  +10.6 Miller Brewing Company Distributor Agreement.

  +10.7 Amended and Restated Joint Venture Agreement, effective as of September
          3, 1992, by and between the Company and Poydras Street Investors
          L.L.C.

  +11.1 Statement Regarding Computation of Per Share Earnings.

  +12.1 Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

   23.1 Consent of Independent Public Accountants.

   23.2 Consent of Briggs and Morgan, Professional Association (included in
          Exhibit 5.1).

   23.3 Consent of Briggs and Morgan, Professional Association (inclused in
          Exhibit 8.1).

  +24.1 Powers of Attorney (included on signature pages).

  +25.1 Statement on Form T-1 of Eligibility of Trustee.

  +27.1 Financial Data Schedule.

  +99.1 Form of Letter of Transmittal.

  +99.2 Form of Notice of Guaranteed Delivery.

  +99.3 Letter to Clients.

   99.4 Letter to Nominees.


------------------------


+   Previously filed.


ITEM 22. UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions, described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the option of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into this Prospectus pursuant to
Item 4, 10(b), 11 or 13 of Form S-4 of the Securities Act, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

    (c) The undersigned Registrant hereby undertakes to apply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on February 7, 1997.


                                DELTA BEVERAGE GROUP, INC.

                                By:             /s/ ROBERT C. POHLAD
                                     -----------------------------------------
                                                  Robert C. Pohlad
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the dates and in the capacities indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

     /s/ ROBERT C. POHLAD       Chief Executive Officer
------------------------------    and Director (Principal    February 7, 1997
       Robert C. Pohlad           Executive Officer)

                                Chief Financial Officer
     /s/ JOHN F. BIERBAUM         and Director (Principal
------------------------------    Accounting Officer and     February 7, 1997
       John F. Bierbaum           Principal Financial
                                  Officer)

------------------------------  Chairman of the Board
       Donald E. Benson

              *
------------------------------  Director
         John H. Agee

------------------------------  Director
       Brenda C. Barnes

              *
------------------------------  Director
    Christopher E. Clouser

              *
------------------------------  Director
       Philip N. Hughes

------------------------------  Director
     Gerald A. Schwalbach

------------------------------  Director
       John F. Woodhead

* By: /s/ JOHN F. BIERBAUM
------------------------------                               February 7, 1997
   John F. Bierbaum
   Attorney-In-Fact

                                 EXHIBIT INDEX


NUMBER                                DESCRIPTION
------- ------------------------------------------------------------------------
   +3.1 Amended and Restated Certificate of Incorporation of the Company.

   +3.2 Amended and Restated Bylaws of the Company.

   +4.1 Indenture, dated as of December 17, 1996, between the Company and Norwest Bank Minnesota, National Association, as Trustee, relating to
          $120,000,000 principal amount of 9 3/4 Senior Notes Due 2003, including form of Initial Global Note.

   +4.2 Credit Agreement, dated as of December 16, 1996, by and among the Company, NationsBank, N.A. and other lending institutions.

   +4.3 Security Agreement, dated as of December 16, 1996, by and among the Company, NationsBank, N.A. and other lending institutions.

   +4.4 Registration Rights Agreement, dated as of December 17, 1996, by and between the Company and NationsBanc Capital Markets, Inc., as Initial
          Purchaser.

   +4.5 Amended and Restated Shareholders' Agreement, dated as of September 23,
          1993.

    5.1 Opinion of Briggs and Morgan, Professional Association.

    8.1 Opinion re Tax Matters.

  +10.1 Delta Beverage Group, Inc. and Subsidiaries Phantom Plan.

  +10.2 Management Agreement, dated as of March 8, 1988, by and between The
          Bellfonte Company and Mid-South Acquisition Corporation.

  +10.3 Employment Agreement, dated as of February 1, 1990, by and between the Company and Kenneth Keiser.

  +10.4 Form of 1991 Superior Performance Incentive Bonus Agreement.

  +10.5 Form of Franchise Agreement.

  +10.6 Miller Brewing Company Distributor Agreement.

  +10.7 Amended and Restated Joint Venture Agreement, effective as of September
          3, 1992, by and between the Company and Poydras Street Investors
          L.L.C.

  +11.1 Statement Regarding Computation of Per Share Earnings.

  +12.1 Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

   23.1 Consent of Independent Public Accountants.

   23.2 Consent of Briggs and Morgan, Professional Association (included in
          Exhibit 5.1).

   23.3 Consent of Briggs and Morgan, Professional Association (included in
          Exhibit 8.1).

  +24.1 Powers of Attorney (included on signature pages).

  +25.1 Statement on Form T-1 of Eligibility of Trustee.

  +27.1 Financial Data Schedule.

  +99.1 Form of Letter of Transmittal.

  +99.2 Form of Notice of Guaranteed Delivery.

  +99.3 Letter to Clients.

  +99.4 Letter to Nominees.


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+   Previously filed.